

2010 ANNUAL REPORT AND FORM 10-K

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STRENGTH | PARTNERSHIP | GROWTH



Commerce Bancshares, Inc.

PERFORMANCE HIGHLIGHTS

Commerce Bancshares, Inc. operates as a super-community bank offering an array of sophisticated financial products delivered with high-quality, personal customer service. The company's customer promise – ***ask listen solve*** – is not just its brand but also its corporate focus. With this platform, Commerce is continually building its long-term franchise while paying strict attention to asset quality and expense management. Commerce provides a full range of financial products to consumer and commercial customers, including: lending, payment processing, trust, brokerage and capital markets services. Serving its customers from 367 locations in Missouri, Kansas, Illinois, Oklahoma and Colorado and commercial offices throughout the nation's midsection, Commerce uses a variety of delivery platforms including an expansive ATM network, full-featured online banking and a central contact center.


SEVEN KEY MARKETS
1. Kansas City
2. St. Louis
3. Peoria/Bloomington
4. Springfield
5. Wichita
6. Tulsa
7. Denver
Branch Footprint
Extended Market Area

COMMERCE BANCSHARES AT A GLANCE

- $18.5 billion in assets
- Super-community bank
- 367 locations
- 4,979 full-time equivalent (FTE) employees
- 91% of the company's profitability comes from seven key markets including Kansas City; St. Louis; Peoria / Bloomington, Illinois; Springfield, Missouri; Wichita, Kansas; Tulsa, Oklahoma; and Denver, Colorado.

MARKET STABILITY

Commerce is a company that values employees, customers and shareholders, and it strives to produce consistent, solid returns. During the last 10 years, the average annual shareholder return on the company's stock has been 6.4%, compared to the S&P 500's performance of 1.4%.

In December 2010, Commerce paid its 17th consecutive 5% stock dividend. In January 2011, the Board of Directors approved a 2.7% increase in the cash dividend rate per share over the fourth quarter, as adjusted for the 5% stock dividend, making it the 43rd consecutive year of cash dividend increases.

ABOUT THE COVER

The Donald Danforth Plant Science Center in St. Louis is on a mission. By discovering ways to add vitamins and protein to nutritionally devoid plants, it aspires to end malnutrition in developing countries. That's just one of many ways its 200 scientists are working to improve the human condition through plant science, says Sam Fiorello, the center's chief operating officer, left, on cover. Where does the world's largest independent plant research institute bank? "Commerce has been our banking partner since our founding," says Hal Davies, chief financial officer and vice president of finance, center, with Michael Logar of Commerce Bank. "We rely on them for just about everything."

TABLE OF CONTENTS



Commerce Bancshares, Inc.

1000 Walnut Street
Post Office Box 419248
Kansas City, Missouri 64141-6248
(816) 234-2000

March 10, 2011


SEC MAIL
RECEIVED
PROCESSING
MAR 11 2011
WASH. D.C.
211
SECTION

VIA FEDEX

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Commerce Bancshares, Inc.
File 0-2989

Ladies/Gentlemen:

Pursuant to Rule 14c-3(b), enclosed are seven (7) copies of the Annual Report to Shareholders which contains the annual report on Form 10-K for the year 2010.

The report will be mailed to security holders on March 16, 2011.

Please acknowledge receipt hereof by stamping and returning the enclosed copy of this letter in the self-addressed, postage-paid envelope enclosed.

Yours very truly,

James L. Swarts
Vice President, Secretary
and General Counsel

JLS:aw
Enclosures

I hereby acknowledge receipt of seven (7) copies of the 2010 Annual Report.

______________________________ [Signature]
______________________________ [Name & Title]

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	2006	2007	2008	2009	**2010**
OPERATING RESULTS					
Net interest income	$ 513,199	$ 538,072	$ 592,739	$ 635,502	**$ 645,932**
Provision for loan losses	25,649	42,732	108,900	160,697	**100,000**
Non-interest income	352,586	371,581	375,712	396,259	**405,111**
Investment securities gains (losses), net	9,035	8,234	30,294	(7,195)	**(1,785)**
Non-interest expense	522,391	574,159	615,380	621,737	**631,134**
Net income	219,842	206,660	188,655	169,075	**221,710**
Cash dividends	65,758	68,915	72,055	74,720	**78,231**
AT YEAR END					
Total assets	$ 15,230,349	$ 16,204,831	$ 17,532,447	$ 18,120,189	**$ 18,502,339**
Loans, including held for sale	9,960,118	10,841,264	11,644,544	10,490,327	**9,474,733**
Investment securities	3,496,323	3,297,015	3,780,116	6,473,388	**7,409,534**
Deposits	11,744,854	12,551,552	12,894,733	14,210,451	**15,085,021**
Equity	1,446,536	1,530,156	1,579,467	1,885,905	**2,023,464**
Non-performing assets	18,223	33,417	79,077	116,670	**97,320**
Common shares outstanding*	85,028	83,113	83,560	87,159	**86,624**
Tier I capital ratio	11.25%	10.31%	10.92%	13.04%	**14.38%**
Total capital ratio	12.56	11.49	12.31	14.39	**15.75**
Leverage ratio	9.05	8.76	9.06	9.58	**10.17**
Tangible equity to assets ratio	8.77	8.61	8.25	9.71	**10.27**
Efficiency ratio	60.20	62.65	63.08	59.88	**59.71**
OTHER FINANCIAL DATA (based on average balances)					
Return on total assets	1.54%	1.33%	1.15%	.96%	**1.22%**
Return on equity	15.92	13.97	11.81	9.76	**11.15**
Loans to deposits	84.73	88.49	92.11	79.79	**70.02**
Equity to assets	9.70	9.55	9.71	9.83	**10.91**
Net yield on interest earning assets (T/E)	3.95	3.85	3.96	3.93	**3.89**
Wtd. average common shares outstanding – diluted*	86,361	84,626	83,819	85,551	**87,382**
PER SHARE DATA					
Net income – basic*	$ 2.57	$ 2.46	$ 2.26	$ 1.98	**$ 2.54**
Net income – diluted*	2.54	2.44	2.24	1.97	**2.52**
Market price*	39.83	38.75	39.86	36.88	**39.73**
Book value*	17.01	18.41	18.90	21.64	**23.36**
Cash dividends*	.768	.823	.864	.871	**.895**
Cash dividend payout ratio	30.19%	33.76%	38.54%	44.15%	**35.52%**

*Restated for the 5% stock dividend distributed December 2010.

EARNINGS PER SHARE AND STOCK PRICE


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To Our Shareholders



David W. Kemper, Chairman

Slow economic recovery, record low interest rates and significant governmental regulation, culminating in the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, made 2010 a challenging year for financial institutions.

While loan losses moderated from the previous year, continued high unemployment, cautious businesses and a deleveraging economy reduced loan demand. The banking industry, meanwhile, continued to recapitalize itself as financial markets were receptive to capital issuance by stronger institutions.

Despite the many challenges of 2010, Commerce continued to deliver exceptional value to our customers and our shareholders. For the third year in a row, we ranked first among banks in the Midwest in the J.D. Power and Associates 2010 Retail Banking Satisfaction Study[SM], achieving the third highest score in the country. We continued to add to our strong capital base, with tangible equity to assets reaching 10.3%. Earnings increased 31% to $222 million, making 2010 the second most profitable year in our history.

Importantly, we grew our franchise base from our core and newer expansion markets, and had solid results in our wealth management and national corporate card payments businesses. Our wealth management business achieved record revenues of $81 million with strong invest-

For the third year in a row, we ranked first among banks in the Midwest in the J.D. Power and Associates 2010 Retail Banking Satisfaction Study[SM].

ment performance from both our own proprietary products and those of outside asset managers. We continue to grow our high-net-worth trust and private banking businesses as we see strong demand for these high-service products. Revenue growth from corporate card activities was up 50% in 2010, as we added significant new transaction volume, and were the ninth largest purchasing card issuer in the U.S., according to *The Nilson Report,* June, 2010.

We continued to add to our customer base in all of our lines of business, while significantly outperforming the industry in earnings and return on assets.

In fact, we continued to add to our customer base in all of our lines of business, while significantly outperforming the industry in earnings and return on assets. We attribute these successes, in large part, to our super-community banking model, which allows us to balance small bank customer service and deep market knowledge with large bank product offerings and pricing, enabling us to compete effectively against banks of all sizes.

PERFORMANCE HIGHLIGHTS

- Earnings per share for 2010 grew 28% to $2.52, reflecting lower loan losses, strong bankcard revenues and prudent expense control.
- Net income totaled $222 million in 2010, representing a return on average assets of 1.22%, compared to an average of 0.70% for the top 50 U.S. banks. Our 2010 net income was the second highest in our history.
- The ratio of tangible equity to assets increased to 10.3% in 2010. That compares to an average ratio of 7.4% for the top 50 U.S. banks. The Company's total shareholder equity now totals more than $2 billion, having grown $493 million, or 32%, since 2007, when the current period of market turbulence began.
- Moody's Investors Service and Standard & Poor's continue to rate your Company very highly, with Moody's reaffirming Commerce's bank financial strength ratings in December 2010. Commerce is one of only three banks in the country that holds Moody's highest bank financial strength rating.
- In 2010, your Company paid a dividend of $0.895 per share, marking the 42nd consecutive year in which cash dividends to shareholders increased[1].
- During 2010, our provision for loan losses declined $61 million, or 38%, while net loan charge-offs declined $42 million. Non-performing assets also declined $19 million and totaled 0.53% of total assets at year end, compared to an average of 1.6% for the top 50 U.S. banks.
- Both our national commercial card and asset management businesses continued their solid growth trends in 2010. Revenues from commercial card activities grew 50% to $48 million as a result of national sales efforts and an uptick in business spending. Our asset management business revenues grew 5% to $81 million, with the Commerce Trust Company continuing to generate record new customer sales.

Commerce is one of only three banks in the country that holds Moody's highest bank financial strength rating.

- Your Company received a number of significant industry awards for performance and customer excellence in 2010. In addition to our J.D. Power and Associates ranking, Commerce, for the second year in a row, was ranked among the top ten on *Forbes'* list of *America's Best Banks,* reported in December 2010. We also received the Greenwich Excellence Award, recognizing Commerce as one of the best regional banks in the U.S. for overall customer satisfaction in middle market commercial banking, treasury management and small business banking.
- Commerce continued to focus on expense management and invest in productivity-enhancing technologies in 2010. Excluding several non-recurring items totaling

[1]2009's dividend of $0.914 was restated as $0.871 after a 5% stock dividend in December, 2010.

$7 million, total non-interest expense in 2010 was essentially unchanged from the previous year.

PREPARING FOR REGULATORY CHANGES

Many new regulations related to credit cards, overdraft practices, student loans and other bank products and services took effect in 2010. Congress also passed the Dodd-Frank Act, 2,319 pages of new laws that will significantly impact the banking industry for years to come.

Commerce has always been an advocate for stronger capital requirements, improved lending transparency and risk-based FDIC deposit insurance, and we welcome the Dodd-Frank provisions addressing these areas. Other regulations in Dodd-Frank that set governmental price controls and add new regulatory agencies and burdens, however, will add costs, stifle innovation and ultimately reduce credit and service to our customers.

We devoted many hours in 2010 to understanding these new rules and, in many cases, redesigned our products to comply with them. For example:

- We introduced a new product, my**Direct** checking, for consumers who prefer electronic banking channels and wish to avoid the costs for checks, paper statements and other services they don't use.
- We communicated new overdraft regulations to all our customers.
- We updated our consumer credit card products to provide greater transparency in statement information.
- We revised our mortgage loan disclosures to meet new regulations and provide greater clarity.

Many of the Dodd-Frank Act's provisions, including those governing capital standards, proprietary trading, securitization rules and deposit insurance, are not expected to have a material effect on Commerce. Other rules which will be effective later in 2011, will be more significant.

The Act's sheer size, complexity and scope will likely drive many complicated changes throughout the banking industry. Some rules, like those that mandate lower prices on debit interchange revenues, will significantly affect current revenue and could lead to major price adjustments on debit cards and other checking products. We feel it is inappropriate public policy for the government to set prices on what has been a very important and convenient consumer banking product. Many of the Act's implications are still unclear, as new governmental agencies will likely add more rules and costs in the future. Commerce is actively engaged in tracking these new rules and stands ready to address the changes this new environment brings.

The Dodd-Frank Act's sheer size, complexity and scope will likely drive many complicated changes throughout the banking industry.

INVESTING FOR THE FUTURE

The challenges of 2010 reminded us once again why our highly trained, long-tenured and engaged workforce remains our most important corporate asset. As a relationship-


GROWTH IN REVENUE AND REVENUE PER SHARE
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PERCENT NON-PERFORMING ASSETS TO LOANS AND LOAN LOSS RESERVE TO LOANS
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EMPLOYEE ENGAGEMENT COMPARISON
2010
94%
4%
2%
2009
92%
6%
2%
2008
89%
8%
3%
2007
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3%
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Towers Watson Benchmark*
2009 Global Workforce Study: 64% Favorable
U.S. Financial Services Companies: 88% Favorable
*The 2009 Global Workforce Study and U.S. Financial Services Companies % favorable scores are averages of nine items that comprise the 2010 Commerce Engagement survey category.

driven business, we continue to invest in training and development to cultivate our employees' knowledge and relationship-building skills. Communicating consistently to our employees on all levels has also grown in importance, given that our core employee base now stretches across seven major markets, and our corporate payments business is national.

These investments appear to be paying off. Our employee engagement scores have risen steadily since we began measuring it in 2004. In 2010, we reached an overall favorable rating of 94%, a new high for us and well above the norms for U.S. financial services companies and high performance U.S. companies, as measured by Towers Watson.

We also continue to invest in new technologies that make advanced new products and services possible, or that offer opportunities for greater productivity. During 2010, we completed our branch image capture system at all 209 of our branch locations. This new system allows us to expand the banking hours at each of our locations, making Commerce even more convenient to our customer base. It also reduces our costs for transporting paper checks between branches and creates other back office efficiencies.

We have now converted virtually all check processing to image technologies, resulting in lower costs in this area. We have also invested in new corporate card systems that expand our already robust product offerings. Our online banking and bill pay websites, which were visited nearly four million times per month in 2010, also benefited from numerous improvements. We remain focused on investing in new technologies so that our products and services remain best of class.

OVERVIEW OF OPERATIONS

Commerce has long operated from a position of strength, built on solid asset quality, judicious expense management and a strong balance sheet with industry-leading capital. In addition, we have built a portfolio of fee businesses that are not only sources of significant revenue growth, but also allow us to diversify from net interest income revenues, which are affected by the national and local economies.

Both our strong balance sheet and diversified revenue have proven to be valuable during this period of uncertainty fueled by bank failures and other industry turmoil. Our focus this past year on deepening customer relationships and emphasizing our payment systems business resulted in increased market share across all our businesses.


ANNUALIZED TOTAL SHAREHOLDER RETURN
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Commerce Bancshares
NASDAQ Bank
S&P500


TANGIBLE COMMON EQUITY
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Commerce's super-community banking model includes three main core business franchises: payment systems, traditional lending products and wealth management.

The payment systems business encompasses not only typical consumer and corporate deposit-taking services, but also corporate cash management, consumer and corporate card activities, merchant processing, international processing services and other fee-based businesses. Our loan portfolio, which has historically been divided equally between consumer and commercial loans, provides diversity while lowering concentration risk. Our wealth management business includes traditional trust services for personal and corporate customers, as well as private banking services. This business is augmented by a retail brokerage business and a capital markets business that sells mainly fixed income investments to corporate and correspondent bank customers.

Our loan portfolio, which has historically been divided equally between consumer and commercial loans, provides diversity while lowering concentration risk.

Payment Systems

While undergoing many changes this past year, our payment systems business remains at the core of our operating model. It offers significant growth opportunities as our customers transition from traditional paper checks to more cost-effective payment channels.

Similarly, corporate card fees grew by 50% to $48 million, driven primarily by our accounts payable solution. With this product, clients earn transaction fees by converting checks to card payments at the time vendors are paid. In fact, our corporate card business, which includes this accounts payable solution, was ranked ninth nationally in terms of spending volumes. We continue to develop new products in this area and have a particularly strong presence in the healthcare industry, adding 89 new hospital clients in 2010.

Our business customers continued to increase their efficiency by shifting from paper to electronic-based payment methods in 2010. Our corporate cash management services, including wholesale lockbox, remote deposit and online banking applications, experienced growth in key areas. Our remote deposit platform, which allows corporate customers to deposit checks directly into the bank from their own offices, saw its volume grow by 14% to more than 5.6 million items in 2010. New healthcare business also helped drive growth in our wholesale lockbox business. Double-digit commercial card revenue growth in our Denver, Tulsa, Cincinnati and Nashville markets bolstered our 2010 payment systems results as well.

In 2010, we upgraded our commercial online banking system to provide customers with new self-service capabilities and other productivity-enhancing functions. We also delivered new functionality to our retail online banking application, which is now the preferred banking-method of half our customers. Customers can now open and fund new checking accounts online using an existing debit card. We have also used our system's communication capabilities to convert large numbers of customers to electronic statements, reducing paper usage.

Average deposit balances in 2010 grew 4% to $14 billion. In an uncertain economy, businesses kept large amounts of cash on their books and in our bank. Despite exceptionally low interest rates, average business deposits


TEN YEAR CUMULATIVE TOTAL RETURN
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Commerce (CBSH)
NASDAQ Bank
S&P 500

increased to $4.8 billion. Overdraft fees declined by $14 million, due primarily to new debit card overdraft regulations the Company implemented mid-year.

Even with predictions of continued high unemployment and slow economic growth, we expect our payment businesses to grow in 2011. Corporations will continue to transition away from paper-based transactions to corporate cards or other electronic payment methods. Both our corporate card and cash management businesses are well positioned to take advantage of these trends.

While our revenues in the near term could be challenged by the overdraft fee regulations instituted in 2010 and new, proposed debit interchange fee regulations, we believe our credit, merchant and corporate card activities, as well as other cash management services, will allow us to grow new fees over time.

Lending and Risk Management

Commerce has maintained a diverse loan portfolio for many years. For business customers, our lending products include working capital loans and lines of credit, business real estate loans, and equipment loans and leases. For consumers, we offer traditional first mortgages, home equity loans and auto loans. We also maintain one of the largest credit card loan portfolios in the country for a bank our size.

With demand for new loans weak on all fronts, we focused on credit quality and aggressively managing credit exposures. By working closely to understand how the weakened economy was affecting our commercial customers' businesses and borrowing requirements, we achieved a 55% decline in total commercial loan net charge-offs in 2010, compared to 2009. Likewise, we experienced a $19 million decline in non-performing assets, comprised mostly of construction and business real estate loans. Our non-performing assets totaled 0.53% of total assets in 2010, compared to an average of 1.6% for the top 50 U.S. banks. The Company's watch list loans also declined 22%, while 90-day past due commercial loans continued to remain at low levels.

Net loan charge-offs on consumer and credit card loans declined $12 million and $2 million, respectively, during the year. In the fourth quarter of 2010, credit card loan losses declined to 5% of total credit card loans, which was much lower than other banking companies reported in the same period. By helping us identify potential credit card losses in advance, we believe our technology and systems contributed to these improved loss results.

We continue to experience low losses on our residential mortgage and home equity loan products, a result of prudent underwriting standards. Overall asset quality and loan losses improved gradually through the year, producing credit results that remain among the best in the banking industry.

During 2010, our loan portfolio declined by $1 billion, or 10%, evidence of weak loan demand throughout our portfolio. More than 60% of this decline, however, was attributable to the Company's exit from the student loan business. New regulations ended private banks' involvement in the federal student loan program, and most of the student loans held by the Company were sold during the year. As a reflection of the distressed housing industry, construction loans declined $204 million. Demand for business real estate and personal real estate loans also remained low.

Overall asset quality and loan losses improved gradually through the year, producing credit results that remain among the best in the banking industry.

We nonetheless attracted a number of new customers to our bank, especially those seeking business and tax-free loans. Loans to agribusiness customers grew strongly in the second half of the year, aided in part by strong commodity prices. We saw some customers making greater use of their seasonal lines of credit, but usage in general remained at low levels. We hope to help spur growth through a new partnership we established in 2010 with the State of

Missouri, with the goal of generating $100 million in new, high-quality loans with Missouri businesses.

Loan growth will continue to be a challenge in 2011, impacted by low interest rates, a deleveraging consumer and high levels of cash held by businesses. With improving credit trends and a solid balance sheet, however, we are well poised to take advantage of new loan opportunities as they arise and improve our market share.

Wealth and Asset Management

The Commerce Trust Company continued to grow profits and assets under management in 2010. Our Wealth and Asset Management revenues, including private banking and brokerage, totaled $132 million in 2010, an increase of 7% over 2009 results. In 2010 Commerce Trust Company also achieved its third consecutive record year in asset management sales. New annualized fees grew to more than $8 million. Total trust assets also grew to more than $25 billion at year end. Client satisfaction scores and account retention were at exceptional levels, even as we took aggressive steps to manage expenses and profitability.

Client satisfaction scores and account retention were at exceptional levels, even as we took aggressive steps to manage expenses and profitability.

We attribute this performance to our approach, which centers on experienced investment professionals who offer objective, long-term advice, coupled with a wide range of investment alternatives, including both our own proprietary products and those from outside asset managers.

In 2010 we expanded our high net worth trust business, offering more value and a broader range of services to the top tier of individuals and families we serve. Private banking, meanwhile, showed both revenue and profit growth. Total average deposits grew 20% to $1.3 billion, while average loans declined slightly to $671 million, a result of the ongoing deleveraging of affluent investors.

Commerce Trust Company also manages a series of mutual funds known as the Commerce Funds. During 2010, the Commerce Bank Bond Fund was recognized by *Smart Money* magazine as one of the five best performing bond mutual funds over the last one, three and five years periods.

Our brokerage and capital markets businesses provided a combined $35 million in revenues in 2010. Capital markets revenues remained strong from sales of fixed income securities to businesses and correspondent banks, but below 2009 levels, when bank purchases of securities were fueled by the weak lending environment.

New initiatives were begun in 2010 to better integrate brokerage activities with existing trust services and better serve our emerging wealth customer segment. We are also seeing positive results from our efforts to improve cross sales among our various commercial and business lines. New investments in our 401(k) products for small- and medium-sized businesses and investment consulting services for businesses and non-profits should position this part of our business to grow as well.

With Commerce's reputation in the money management business continuing to increase and favorable demographics increasing the demand for personal financial advice, we see further opportunities for this business to grow in size and importance in 2011. We will continue to invest and develop new products, such as our high net worth trust business initiative and expanded 401(k) products. We believe our advice-based business model is attractive to customers looking for more help in managing their resources.

During 2010, the Commerce Bank Bond Fund was recognized by *Smart Money* magazine as one of the five best performing bond mutual funds over the last one, three and five year periods.

OUTLOOK FOR 2011

Despite continued high unemployment and weak loan demand, we expect the gradual recovery now underway to continue in 2011. Credit quality should continue to improve. An expected increase in economic activity should lead to higher loan demand and greater utilization of existing loan credit facilities. Higher loan totals and an overall higher interest rate yield curve should improve net interest income for the banking industry as the year progresses.

In 2011, the banking industry – and the consumer banking industry in particular – will be bearing the full brunt of regulatory costs and price controls. These regulations have already led to the repricing of services, but they will ultimately put pressure on bank earnings. Regulatory and competitive pressures will continue to force the banking industry to consolidate and take costs out of its overall structure. A significant reduction in the number of U.S. banks seems inevitable over the next several years.

There will, however, continue to be a vibrant banking industry, and Commerce Bancshares is well positioned to be one of the winners in a more focused and competitive environment. We continue to have excellent products and a growing customer base in our major lines of business. Our super-community banking model, with its high-touch personnel, strong technology and competitive product offerings, has been a winning combination and is why our stock has outperformed the banking industry over all extended time periods in the past 20 years.

We will continue our culture of maintaining strong capital, taking calculated risks and delivering superior returns to our shareholders. In January 2011, we again increased our cash dividend to shareholders 3%, the 43rd consecutive yearly increase in our per share dividend. Over the past ten years, our total return to shareholders has been 6%, compared to the NASDAQ financial index total return of 0% and the S&P 500 return of 1%.

In January 2011, we again increased our cash dividend to shareholders 3%, the 43rd consecutive yearly increase in our per share dividend.

We appreciate your support and look forward to the challenges and opportunities of 2011 as we continue to run Commerce Bancshares for long-term growth.



David W. Kemper, Chairman

COMMERCE BANCSHARES, INC. FEBRUARY 22, 2011

STRENGTH | PARTNERSHIP | GROWTH

Every successful business has a story. Sometimes these stories are the stuff of legend: brothers who discern an unmet need for an income tax preparation service. Others are about dreams and ambition: four young engineers who founded an aerospace company in a garage. Still others are about family: generation after generation who remain dedicated to a mission, whether it involves manufacturing the highest-quality ammunition or selling the most durable construction equipment. Each business success story is different. But they all share some common traits. Successful businesses operate from positions of **STRENGTH**, built on high-quality products and services. They build **PARTNERSHIPS** with their customers, vendors and others in their communities. And they are managed with an eye toward long-term **GROWTH.** Commerce Bank is fortunate to serve many successful businesses. By learning their stories, we are better able to find solutions to their needs. That's the best way we know to support both their success and ours.

2010 COMMERCE CUSTOMER SUCCESS STORIES



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15 | Moving the Earth. Construction is a cyclical business. To remain an industry leader year after year takes exceptional management. John Fabick Tractor Co., one of the Midwest's oldest and largest construction equipment dealerships, would know.


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OF KANSAS
Budweiser

16 | Brewing Good Business. When you are a beer distributor, it helps to have a bank with special expertise in your business and a strong presence in your community. Those are two of the reasons why O'Malley Beverage has banked with Commerce since 1985.



17 | A Successful Operation. The local medical community raised its eyebrows when Dr. Ely Bartal announced plans to open a new surgery-only hospital in Wichita in 1995.



18 | Growth on Target. Fiocchi Ammunition is known throughout Europe for premium quality and meticulous attention to detail. So when the fourth-generation Italian company opened a U.S. subsidiary in Ozark, Missouri, it expected nothing less.



Above: Donald Danforth Plant Science Center chief financial officer and vice president of finance **Hal Davies** *and chief operating officer* **Sam Fiorello** *rely on the not-for-profit banking experts at Commerce for financial services to use donor and grant money for the greatest mission impact. Below, from left:* **Sam Fiorello** *of Donald Danforth Plant Science Center;* **Tammy Krebel,** *senior vice president, Commercial Banking;* **Michael Logar,** *Commercial Banking officer; and* **Hal Davies** *of Donald Danforth Plant Science Center.*



Planting the Seeds for a Better Tomorrow

DONALD DANFORTH PLANT SCIENCE CENTER
ST. LOUIS, MISSOURI

The largest independent plant research institute in the world

In 1998, a small group of St. Louisans led by Dr. William H. Danforth captured the community's imagination with a plan that was as audacious as it was irresistible. Their vision: to improve the human condition through plant science.

Just 13 years later, the Donald Danforth Plant Science Center has grown to become the largest research institute of its kind in the world. There, 200 scientists from 25 countries are passionately engaged in eradicating malnutrition, developing sustainable biofuels and otherwise improving life on our planet – all while establishing the St. Louis region as a world leader in plant science. Funding their efforts are public and private sources nationwide, from the U.S. Department of Energy to the Bill & Melinda Gates Foundation.

"As a not-for-profit, we're entrusted with being good stewards of our donor and grant money," says Sam Fiorello, the center's chief operating officer. "We need a bank that understands our unique circumstances and can help us use our funds for the greatest mission impact."

"We have a very active partnership with Commerce. They understand our mandate and our mission, and have given us the financial tools we need to be the best in class."

Since the center's founding, that bank has been Commerce. "Over the years we have come to rely on our Commerce team for solutions to a broad range of needs," says Hal Davies, chief financial officer and vice president of finance. That includes services in more than a dozen different areas, from new equipment leasing and standby letters of credit, to the private placement of a $6 million tax-exempt bond issue for a soon-to-be-constructed greenhouse.

"Whatever the problem, Commerce has a solution," says Davies. "They offer all the services of a big bank, while remaining accessible, responsive and service-oriented."

More Than a Century of Trust

HENRY BLOCH FAMILY
KANSAS CITY, MISSOURI

Co-founder of H&R Block, the world's largest tax service providers

Around the turn of the last century – before the invention of ice cream cones and flying machines – young Leon Bloch opened an account at Commerce Bank in Kansas City.

Another five decades would pass before Leon's sons, Henry and Richard, founded H&R Block, a new kind of company that specialized in income tax return preparation. By then, the Bloch family's relationship with Commerce Bank and the Commerce Trust Company was already grounded in deep mutual trust and respect.

"Our family is an example of what happens when you give good service on a consistent basis and you don't take a relationship for granted," says Tom Bloch, who succeeded his father, Henry, as H&R Block's chief executive officer before leaving the company in 1995 to pursue a career as an educator and author.

Four generations of Bloch family members – more than 20 in all – have now relied on Commerce Trust for wealth management, trust services and family counsel, with each generation creating a legacy for the next one.

"Commerce embodies many of the same core values that my dad tried to instill at H&R Block for decades: customer service, quality and value," says Tom. "The entire family has tremendous confidence in our Commerce team. They give us such expert advice."

"It gives us great comfort that Commerce remained strong in recent years when many banks were not on solid footing," Henry adds. "They are one of the nation's finest banks."



"I've always admired the people at Commerce. They're highly intelligent and very conservative, and they consistently seem to do the right thing. I've always felt I could not do better."
–Henry Bloch



Above: **Henry** *and* **Tom Bloch,** *here in the Bloch Building at the Nelson-Atkins Museum of Art, look to Commerce for help in creating a legacy for future generations. Right, from left:* **Joe Williams III,** *director of equity, and* **Marcie McCray,** *trust officer, Commerce Trust Company;* **Tom** *and* **Henry Bloch; Mary McClain,** *senior vice president, and* **Brian Musielak,** *vice president, Commerce Trust Company.*





Above, from left: **James Fallon,** *senior vice president, Commercial Banking and* **James Lewein,** *chairman, Commerce Bank, Denver Region;* **Dr. Randall H. Lortscher,** *executive manager,* **W.J. "Kip" Kochevar,** *business manager, and* **Joseph Henderson,** *MmSC, medical physicist, Rocky Mountain Gamma Knife Center. Right: With financing from Commerce,* **Dr. Randall H. Lortscher** *and* **Kip Kochevar** *will be relocating Rocky Mountain Gamma Knife Center to the University of Colorado Cancer Center in 2011.*

A Source of Hope

ROCKY MOUNTAIN GAMMA KNIFE CENTER
DENVER, COLORADO

A radio-surgical outpatient center that treats brain tumors and vascular lesions

Every year, 300 patients enter the Rocky Mountain Gamma Knife Center fearing what their futures may hold. Each leaves hours later with renewed hope that the tumor in their brain has been stopped in its tracks.

Fueling their hope is the Gamma Knife, a 20-ton device that targets powerful doses of radiation on difficult-to-reach diseased brain tissue, sparing the healthy cells around it.

The Gamma Knife extends lives. But it comes at a cost – $4.5 million, to be exact. And that does not include the large investment it takes to replace the radioactive material it contains every five years.

"Not every bank will support capital-intensive healthcare operations like ours," says Kip Kochevar, the center's business manager. "But then, not every bank will take the time to understand our business like Commerce has."

"Commerce takes a genuine interest in our business. Our banker took the time to learn about our industry, and stays in touch regularly to find out what new developments are coming."

Such knowledge enabled Commerce to structure financing so that the center could replace its original Gamma Knife in 2004, and again five years later.

Next on the center's agenda is a move to the Anschutz Cancer Pavilion, home to the University of Colorado Cancer Center. Commerce will finance the relocation later this year, while continuing to serve the center's day-to-day banking needs.

"Of the 125 of these devices in use, we're one of only four that are privately owned," explains, Dr. Randall H. Lortscher, executive manager. "To stay at the forefront of our industry, we need a partner like Commerce behind us."

When the Customer Demands Absolute Precision

MEYER TOOL
CINCINNATI, OHIO

Manufacturer of turbine engine parts for the aerospace industry

It can take up to four years for Meyer Tool's new products to be developed, and two more to have them certified for use. Only then will their customers be interested in buying it.

This may not sound like a formula for financial success – until you consider that few companies have Meyer Tool's ability to manufacture precision jet aircraft engine parts that can hold tolerances equal to half the thickness of a single strand of hair. And while the market for Meyer Tool's products isn't large, its customers are. They include the world's major aircraft engine manufacturers.

"Our business model is unique," says Arlyn Easton, president and co-founder of the 40-year-old company, which operates 10 manufacturing centers, most of which are located near its customers' facilities. "It can take years before we make our first dollar on a new product. And yet, we must be prepared to serve our customers' needs as they arise."

"That's why it's critical for us to work with a bank that understands our business and can provide the working capital we need to make it work," adds Jack Taylor, the company's chief financial officer.

Last year, Commerce became that bank. Today, Commerce supports Meyer Tool's cash flow requirements with everything from lines of credit and an accounts payable solution, to serving as the company's agent bank for multi-bank loans.

"It's the good solid banking relationship we were looking for," says Easton. "Commerce understands our business. They make a great partner."



"Having a long-term, stable banking relationship is important to us. With Commerce, we don't need to go through Turbine Engine 101 every time a new need arises. They get it."



Above, from left: Meyer Tool's **Jack Taylor,** *vice president, finance;* **Beau Easton,** *quality manager;* **Arlyn Easton,** *president & CEO; and* **Doug Lang,** *director of engineering, depend on Commerce for the working capital their business needs to serve its aerospace customers. Left, from left:* **Jack Taylor, Doug Lang, Beau Easton** *and* **Arlyn Easton** *of Meyer Tool;* **Steve Bloemer,** *senior vice president, Commercial Banking; and* **Dwight Erdbruegger,** *executive vice president, Commercial Banking.*





Left, from left: **Scott Borlinghaus,** *director of business development;* **Doug Fabick,** *president and chief operating officer; and* **Dave Kramer,** *chief financial officer, rely on working capital from Commerce to finance John Fabick Tractor Co.'s multi-million dollar inventory of construction equipment. Below, from left:* **Steve O'Neal,** *senior vice president, division manager;* **Brian Watkins,** *senior vice president, Commercial Banking; and* **Doug Fabick, Dave Kramer** *and* **Scott Borlinghaus** *of John Fabick Tractor Co.*

Moving the Earth

JOHN FABICK TRACTOR CO.
ST. LOUIS, MISSOURI

A family-owned dealership for Caterpillar and other heavy construction equipment

The U.S. construction industry shed nearly two million jobs during the recent recession, more than any other business sector[1]. That is not good news if you are in the business of selling bulldozers and backhoes.

And yet, Fabick CAT, one of the Midwest's oldest and largest construction equipment dealerships, is emerging from the downturn relatively unscathed.

"Construction is a cyclical business," says Dave Kramer, the company's chief financial officer. "We manage our business with that in mind."

That includes partnering with a bank that understands construction industry dynamics, and can provide the working capital needed to finance the company's multi-million dollar inventory, while bringing predictability to its day-to-day cash flow. In Fabick's case, that bank is Commerce.

"We have a high level of confidence in Commerce and the bankers we work with there. They have taken the time to learn our business, and it shows in the way they structure their solutions to meet our needs."

"We need more financing some years than others," Dave says. As the lead bank on a sizeable line of credit, Commerce helps to meet that need.

Fabick and its eight subsidiary businesses also depend on Commerce for everything from treasury services and credit card processing, to merchant services and letters of credit.

"We like doing business with a regional bank that has a true presence in the St. Louis area," Dave says. "It makes a big difference to have a go-to person like Brian Watkins who understands the underlying premise behind the opportunities we pursue. He may work for Commerce, but he also works for us."

[1]U.S. Bureau of Labor Statistics

Brewing Good Business

O'MALLEY BEVERAGE
LAWRENCE, KANSAS AND
ST. JOSEPH, MISSOURI

A distributor of Anheuser-Busch and other high-quality beverages

Beer distributorships aren't like most other businesses. The cost to purchase one is often high. And the financing can be complex, given that what you're buying – the right to distribute products in an exclusive territory – is largely intangible.

Successful distributors know that having the right bank in their corner can make all the difference. That's one reason Pat and Kevin O'Malley, with their father, Frank, opted for Commerce Bank when the Anheuser-Busch distributorship in Lawrence, Kansas became available in 2005.

Both their family and their company, O'Malley Beverage, had already banked with Commerce for more than 20 years – since shortly after they purchased their first Anheuser-Busch distributorship in St. Joseph, Mo., back in 1985.

"After all these years, we look at Commerce, not just as a bank, but as a partner," says Pat, who heads the family's St. Joseph operation.

And with good reason. Commerce is one of the few banks in the country with a group dedicated to the beer, wine and spirits distribution and supply businesses. The bank serves distributors around the country, with volumes ranging half a million to 20 million cases a year.

"Commerce understands our business," says Kevin, who leads the Lawrence distributorship. "That's why we make it a point to meet regularly with them and let them know what we're thinking of doing."

"They'll tell us if they think we're heading in the right direction," Pat adds. "They'll also tell us if they think we're not. We feel like they are always in our court."


Budweiser
Bud Light

"Our company literally grew up with Commerce. When you go to church, to school and to chamber of commerce meetings with the same people, you build a true relationship, and that makes a huge difference."

Above: **Pat O'Malley**, *president of O'Malley Beverage of St. Joseph, Mo., and* **Kevin O'Malley**, *president of O'Malley Beverage of Lawrence, Kan., have tapped into Commerce's experience with beer distributorships nationwide to help grow their family business. Below, from left:* **Mark Heider**, *president, Commerce Bank, Lawrence;* **Corky Marquart**, *executive vice president, Commerce Bank, St. Joseph;* **Kevin** *and* **Pat O'Malley**; **Joseph McCaddon**, *senior vice president, Commercial Banking.*


O'Malley Beverage
OF KANSAS





When the Kansas Surgery & Recovery Center experienced a growing demand for its services, Medical Director **Dr. Ely Bartal** *turned to Commerce to finance an expansion. Above, from left:* **Todd Anciaux,** *vice president, Treasury Services; and* **Chad Hanson,** *vice president, Commercial Banking, Commerce Bank;* **Gaylyn McGregor,** *executive vice president, Private Banking, Commerce Trust Company; and* **Dr. Ely Bartal.**

A Successful Operation

KANSAS SURGERY & RECOVERY CENTER
WICHITA, KANSAS

One of the nation's first elective surgery specialty hospitals

Some members of the local medical community were skeptical back in 1995 when Dr. Ely Bartal and his partners opened a new surgery-only hospital in Wichita. It was one of first facilities of its kind in the country, and many questioned whether patients would willingly have surgery in a place that lacked an emergency department, an ICU and other traditional hospital functions.

The answer, we now know, is YES. The Kansas Surgery & Recovery Center today performs more than 7,000 elective surgeries a year, ranging from hip replacements to back surgeries, more than a quarter of which require overnight stays.

"The secret to the center's success," says Dr. Bartal, "is our attention to detail. We pay close attention to the little things so patients have the best experience possible."

Dr. Bartal, who serves as the center's medical director, expects that same attention to detail from those he works with, which is why he banks with Commerce, both personally and professionally.

"Commerce understands the health-care business, and offers the solutions we need to be successful," he says. When the surgery center needed financing to expand its facility, Commerce provided it. When it has had excess cash, Commerce's corporate trust professionals have invested it. The bank also looks out for the center while supporting its day-to-day banking needs. Not long ago, treasury experts from Commerce reviewed the center's financial systems and recommended additional security to protect against potential fraud.

"Commerce anticipates our needs," says Dr. Bartal, "and they take good care of us."

"We have developed a great relationship with the people of Commerce. We trust them to do what is right for us, and that's what really counts."

Growth on Target

FIOCCHI AMMUNITION
OZARK, MISSOURI

The U.S. subsidiary of a premium Italian ammunitions manufacturer

Reputation is important at Fiocchi Ammunition. To protect theirs, the fourth-generation Italian ammunitions manufacturer is meticulous about everything – from how it designs and fabricates its own production equipment, to whom it selects to distribute its premium products.

Fiocchi brought these high standards to the U.S. in the early 1980s when it began distributing its Italian-made ammunition here. When it later opened a production plant in rural Ozark, Mo., it helped ensure consistent quality by importing equipment and many of its components from its Italian headquarters and other European suppliers.

By the mid-2000s, Fiocchi's American business was growing rapidly, and so were its banking needs. "When you're located in a smaller community, there aren't always banking resources available to fund major projects or conduct business internationally," says Donna Swafford, Fiocchi's chief operating officer.

Enter Debbie Wood from Commerce Bank in Springfield, Mo., who had started calling on Fiocchi several years earlier. With a line of credit from Commerce in 2003, the company completed a major expansion. Soon, the company was relying on Commerce for international transactions and working capital, as well as its day-to-day banking needs.

But it's not just Commerce Bank's expertise that attracts Fiocchi. "When Pietro Fiocchi, the company's president, makes his bi-monthly visit to the area, Commerce is one place in town that knows him and his family by name," says Donna. "Commerce understands the value of good service. That's why we're such a good fit."



"Commerce has everything we need in a bank. They provide the personal service of a small community bank, with the capabilities of a much larger one. Whatever we ask, Commerce takes care of us."

Above: International and other business banking services from Commerce are helping Fiocchi Ammunition President **Pietro Fiocchi** *expand the U.S. subsidiary of his family's premium ammunitions business. Right, from left:* **Pietro Fiocchi** *and* **Donna Swafford,** *chief operating officer of Fiocchi Ammunition;* **Ryan Jones,** *vice president, Commercial Banking; and* **Debbie Wood,** *Treasury Services officer.*



COMMUNITY ADVISORS

A fundamental element of Commerce Bank's super-community strategy is the role of our Community Advisors. We believe that a deep understanding and a close relationship with the communities we serve can be achieved only when we are interwoven in the fabric of the market. Local civic and business leaders, serving as Community Advisors, provide the insight to local needs that ensures Commerce delivers on its promise. Following are the names of these ambassadors within each of our markets.

Missouri

BARRY COUNTY

Donald Cupps
Ellis, Cupps & Cole

William A. Easley, Jr.
Retired, Commerce Bank, N.A.

JoAnne Ellis
Retired Educator

Phil Hutchens
Hutchens Construction

Mike McCracken
Commerce Bank, N.A.

Eugene Miekley
Miekley and Cupps, DVM Office

Fred S. Osborn
Commerce Bank, N.A.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Keith Shumaker
Shumaker Tire, Inc.

Jerry Watley
Able 2 Products Co.

BOLIVAR

John Himmel
Commerce Bank, N.A.

Jannis Keeling
Keeling Accounting & Financial Services

Craig Lehman
Shelter Insurance Agency

Robert Moreland
Commerce Bank, N.A.

Ed Peterson
Century 21 Peterson Real Estate

Dr. C. Pat Taylor
Southwest Baptist University

R. D. Vestal
Vestal Equipment Co., Inc.

BRANSON

Patrick Cox
State Park Marina

Kevin Gerard
U.S. Energy Recovery

John Himmel
Commerce Bank, N.A.

Rob Johns
Commerce Bank, N.A.

Chris Lucchi
MG Hospitality

CAPE GIRARDEAU

Leon Eftink
The Remodeling Room

W. Cliff Ford
Ford & Sons Funeral Home, Inc.

Alan Gregory
Gregory Construction, Inc.

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

Mike Kasten
Kasten Farms

Richard R. Kennard
Coad Chevrolet, Inc.
Coad Toyota

John Layton
Layton and Southard, LLC

Todd Petzoldt
East Perry Lumber Company

Roger Tolliver
Commerce Bank, N.A.

Allen Toole
Cape Electrical Supply, Inc.

CENTRAL MISSOURI

Mike Alden
University of Missouri

Dan Atwill
Atwill & Montgomery, Attorneys

Brent Bradshaw
Orscheln Management Company

Morris F. Burger
Burger's Country Cured Hams

Brad Clay
Commerce Bank, N.A.

Joe Hartman
Retired, Commerce Bank, N.A.

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

Ron Hopkins
Commerce Bank, N.A.

George M. Huffman
Pearl Motor Company

Jack W. Knipp
Knipp Enterprises

Rick Kruse
Retired, Boone National Savings & Loan Assoc.

Dr. Mike Lutz
Mike Lutz, DDS

David A. Machens
Machens Enterprises

Teresa Maledy
Commerce Bank, N.A.

Jim McRoberts
McRoberts Farms, Inc.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Robert K. Pugh
MBS Textbook Exchange

Jim Rolls
Associated Electric Cooperative

James Schatz
Commerce Bank, N.A.

Valerie Shaw
Commerce Bank, N.A.

Steve Sowers
Commerce Bank, N.A.

Col. C. R. Stribling, III
Missouri Military Academy

Ken Tebow
Commerce Bank, N.A.

Mel Toellner
Gold Crest Distributing & Songbird Station

Jack Waters
Tribune Publishing Co.

Larry Webber
Webber Pharmacy

Dr. John S. Williams
Horton Animal Hospital

EASTERN JACKSON COUNTY

Kevin G. Barth
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Damon Boatwright
Lee's Summit Medical Center

Jim Denning
Discover Vision Centers

Jay E. Dorst
Commerce Bank, N.A.

Julia Ellis
Paradise Park, Inc.

Gayle Evans
Chinnery, Evans & Nail

Bill Ferguson
Commerce Bank, N.A.

Todd E. Gafney
Commerce Bank, N.A.

Gary Hawkins
HSMC Certified Public Accountants, P.C.

Kelly Hooker
Commerce Bank, N.A.

Robert Hormann
Durvet, Inc.

Rob Lund
Realty Trust Group

Mark Martin
Formworks, LLC

James Orr
Mechanical Breakdown Protection, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Robert C. Thompson
Thompson Properties, LLC

HANNIBAL

C. Todd Ahrens
Hannibal Regional Hospital

David M. Bleigh
Bleigh Construction Company and Bleigh Ready Mix Company

John C. Grossmeier
Hannibal Regional Hospital, Hannibal Regional Healthcare System

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

Jim Humphreys
Luck, Humphreys and Associates, CPA, P.C.

Jerold (Jerry) W. Lee
Commerce Bank, N.A.

Lee A. Steinman
C & S Companies, Inc.

Missouri Continued

HARRISONVILLE

Robert W. Atkinson
Retired

Aaron Aurand
Crouch, Spangler & Douglas

Connie Aversman
Commerce Bank, N.A.

Larry Dobson
Real Estate Investments

Julia Hampton
Julia Hampton, CPA, P.C.

Martin E. Ismert
Schier Plumbing

Scott Milner
G. R. Milner Ford

Aaron Rains
Commerce Bank, N.A.

Laurence Smith
Reece & Nichols Smith Realty

Larry Snider
Snider & Swopes Optometry

JOPLIN

David C. Humphreys
TAMKO Building Products, Inc.

Dr. Richard E. LaNear
Missouri Southern State University

Barbara J. Majzoub
Yorktown Properties

Fred S. Osborn
Commerce Bank, N.A.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Eric Schnelle
S&H Farm Supply, Inc.

Russell G. Smith, II
MYRUSH Futures Investment Properties

Todd Stout
Standard Transportation Services, Inc.

KANSAS CITY

Kevin G. Barth
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Clay C. Blair, III
Clay Blair Services Corp.

John O. Brown
Retired,
Commerce Bancshares, Inc.

Earl H. Devanny, III
Cerner Corporation

Stephen D. Dunn
J. E. Dunn Construction Co., Inc.

Stephen Gound
Labconco Corp.

C. L. William Haw
Haw Ranch

Jonathan M. Kemper
Commerce Bancshares, Inc.
Commerce Bank, N.A.

David Kiersznowski
DEMDACO

Dennis A. Mullin
Steel & Pipe Supply Company, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Jerry D. Reece
Reece & Nichols

Dr. Nelson R. Sabates
Sabates Eye Centers

Edward J. Schifman
Veco Holdings, LLC

Charles S. Sosland
Sosland Publishing Company

Thomas R. Willard
Tower Properties

Hugh J. Zimmer
Zimmer Companies

LEBANON

Jerry N. Benson
Retired,
Commerce Bank, N.A.

Hugh V. Corry
Hardware Electric & Plumbing Supply Company

Brian Esther
Commerce Bank, N.A.

Lester M. Evans
Cattleman

John Himmel
Commerce Bank, N.A.

Harold Storck
Cattleman

Dan M. Waterman
CPA

POPLAR BLUFF

Bill R. Brandt
Commerce Bank, N.A.

Larry Cotrell
Retired

Bob Greer
Retired

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

James P. McLane
McLane Livestock Transport, Inc.

Austin Tinsley, IV
Ozark Physical Therapy

Roger Tolliver
Commerce Bank, N.A.

Ben Traxel
Dille and Traxel, LLC

Gregory West
Mills Iron & Supply

ST. JOSEPH

Robert J. Brown, Jr.
Robert J. Brown Lumber Company

Scott Burnham
CBIZ, BCK&W Insurance Services

James H. Counts
Attorney at Law

Robert S. Dempster
Commerce Bank, N.A.

Richard N. DeShon
Civic Leader

Pat Dillon
Heartland Health

Andrew Fent
Commerce Bank, N.A.

Pete Gray
Gray Automotive Products Co.

Corky Marquart
Commerce Bank, N.A.

Brad McAnally
Hy-Vee Food Store

Dr. Scott Murphy
Murphy-Watson-Burr Eye Center

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Edward J. Reardon, II
Commerce Bank, N.A.

Judy Sabbert
Heartland Foundation

Emil H. Sechter
Commerce Bank, N.A.

ST. LOUIS METRO

Blackford F. Brauer
Hunter Engineering Co.

Charles L. Drury, Jr.
Drury Hotels

Todd Epsten
Major Brands, Inc.

Joseph Forshaw, IV
Forshaw of St. Louis

James G. Forsyth, III
Moto, Inc.

David S. Grossman
Grossman Iron and Steel

Juanita Hinshaw
H & H Advisors

Donald A. Jubel
Spartan Light Metal Products

David W. Kemper
Commerce Bancshares, Inc.

Alois J. Koller, Jr.
Koller Enterprises, Inc.

Kristopher G. Kosup
Buckeye International, Inc.

Seth M. Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

James B. Morgan
Subsurface Constructors, Inc.

Victor L. Richey, Jr.
ESCO Technologies, Inc.

Jerome M. Rubenstein
Bryan Cave, LLP

Steven F. Schankman
Contemporary Productions, LLC

James E. Schiele
St. Louis Screw & Bolt Co.

John (Jack) A. Schreiber
Commerce Bank, N.A.

Thomas H. Stillman
Summit Distributing

Gregory Twardowski
Whelan Security Company

Earl E. Walker
Carr Lane Manufacturing Co.

Kelvin R. Westbrook
KRW Advisors, LLC

Patricia D. Whitaker
Arcturis

ST. LOUIS METRO EAST

William Courtney
Helitech Concrete & Structural Repair

Mona Haberer
Hortica Insurance & Employee Benefits

Thomas Lippert
Liese Lumber Company, Inc.

Scott Lively
Larson Allen, LLP

James Rauckman
Rauckman High Voltage Sales, LLC

Garrett Reuter
Greensfelder, Hemker & Gale, P.C.

Dr. James T. Rosborg
McKendree University

Jack Schmitt
Jack Schmitt Family of Dealerships

Missouri Continued

ST. LOUIS CENTRAL/NORTH

Cyrus Blackmore
Blackmore & Glunt, Inc.

Herbert (Herb) S. Jones
Messenger Printing & Publishing, Inc.

Stephen Mattis
Allied Industrial Equipment Corporation

Lisa D. McLaughlin
Polsinelli Shalton Flanigan Suelthaus P.C.

Richard C. Mueller, Jr.
Bopp Funeral Chapel

Howard Nimmons
Howard A. Nimmons CPA, P.C.

Greg W. Schmittgens
Clifton Gunderson

Don Zykan
Zykan Properties

ST. LOUIS SOUTH

Michael D. Allen
Hoya Optical

Phillip J. Amato
Retired

Thomas E. Muzzey
One Call Concrete Construction, Inc.

Louis J. Naeger
Louis J. Naeger & Associates

Lee Thurman
Thurman, Shinn and Company

ST. LOUIS WEST

Richard K. Brunk
Attorney at Law

James N. Foster
McMahon, Berger, Hanna, Linihan, Cody & McCarthy, P.C.

Jack Hoffmann
Milestone Solutions

Richard E. Hrabko
Retired

Stuart Krawll
Beam of St. Louis, Inc.

Howard M. Rosen
Conner Ash, P.C.

ST. LOUIS EAST

Tino DiFranco
Tropicana Bowling Lanes

J. L. (Juggie) Hinduja
Sinclair Industries, Inc.

Myron J. Klevens
Organizational Development Strategies

Patrick N. Lawlor
Lawlor Corporation

McGraw Milhaven
Talk Show Host – KTRS

Dennis Scharf
Scharf Tax Services

Richard C. Ward
Zimmer Real Estate Services, L.C./ONCOR International

ST. CHARLES COUNTY

Gaspare Calvaruso
SSM St. Joseph Health Center

John M. McGuire
St. Charles Community College

Peter J. Mihelich, Jr.
Goellner Promotions

Duane A. Mueller
Cissell Mueller Construction Company

Tarlton J. Pitman
Pitman Funeral Home, Inc.

William J. Zollmann, III
Attorney at Law

SPRINGFIELD

Roger Campbell, Jr.
Campbell Ford-Mercury, Inc.

Kenneth L. Carter
Retired, Commerce Bank, N.A.

John Cox
Commerce Bank, N.A.

Steve Eoff
D & E Plumbing & Heating

James P. Ferguson
Heart of America Beverage Co.

Charles R. Greene
Husch Blackwell Sanders LLP

Bunch Greenwade
G & H Contractors, LLC / Rancher

Robert A. Hammerschmidt, Jr.
Commerce Bank, N.A.

John Himmel
Commerce Bank, N.A.

Seth M. Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Mary Kay Meek
Try-Meek, Inc.

Alvin D. Meeker
Retired, Commerce Bank, N.A.

James F. Moore
Investments

Rob Murray, III
R. B. Murray Company

Keith Noble
Commerce Bank, N.A.

Richard Ollis
Ollis & Company Insurers

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

B. Glenn Robinson
Grand Country Square

Kansas

BUTLER COUNTY (EL DORADO)

Eugene S. Adams
Retired

Ray L. Connell
Connell & Connell

Marilyn B. Pauley
Commerce Bank, N.A.

Mark Utech
Commerce Bank, N.A.

Dr. Jackie Vietti
Butler Community College

COLUMBUS

Jay Hatfield
Jay Hatfield Chevrolet

Wesley C. Houser
Retired, Commerce Bank, N.A.

Don Kirk
H & K Campers Inc.

Fred S. Osborn
Commerce Bank, N.A.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Jane Rhinehart
Commerce Bank, N.A.

Darrel Shumake
Attorney at Law

GARDEN CITY

Richard Harp
Commerce Bank, N.A.

Caverly Hart
The Finnup Foundation

Dr. Gloria Hopkins
Fry Eye Associates

Dennis Kleysteuber
Kleysteuber & Gillen Inc.

Dr. Tom Koksal
Plaza Medical

Stewart Nelson
GMCN Architects

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Lee Reeve
Reeve Cattle Company

Itzel Rodriguez
Garden City Community College

Patrick Rooney
Rooney Agri Business

Adam F. Steven
Commerce Bancshares, Inc.

Pat Sullivan
Sullivan Analytical Service, Inc.

Bob Tempel
WindRiver Grain, LLC

HAYS

D. G. Bickle, Jr.
Warehouse, Inc.

Kurt David
Eagle Communications, Inc.

Johnie Johnson
Nex-Tech Wireless

Ken Johnson
Retired

Gail Kuehl
Kuehl Operations

Earnest A. Lehman
Midwest Energy, Inc.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Adam F. Steven
Commerce Bancshares, Inc.

Thomas L. Thomas
Commerce Bank, N.A.

Kansas Continued

JOHNSON COUNTY

Kevin G. Barth
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Thomas P. Carrico
Gill Studios, Inc.

Robert Choun
Metro Air Conditioning Co.

Isak Federman
F&G Capital Management

Bill Ferguson
Commerce Bank, N.A.

Todd E. Gafney
Commerce Bank, N.A.

Lance W. Hart
DD Traders
dba Demdaco

Chris Herre
Rose Construction Co., Inc.

Matt McBride
Continental Title Company

Shannon O'Doherty
Commerce Bank, N.A.

Pat Olney
Commerce Bank, N.A.

Greg Prieb
Prieb Homes, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Thomas K. Rogge
Cramer Products

Diane Ruggiero
Kansas City Regional
Association of Realtors

Daniel E. Sight
Reece Commercial

Kevin Winters
CBIZ

LAWRENCE

J. Scot Buxton
Willis Group

Martin B. Dickinson, Jr.
Schroeder Professor of Law,
University of Kansas

Sidney A. Garrett
Retired

Mark Heider
Commerce Bank, N.A.

Evan Ice
Stephens & Brand, LLP

Eugene W. Meyer
Lawrence Memorial Hospital

Martin W. Moore
Advanco, Inc.

Kevin J. O'Malley
O'Malley Beverages
of Kansas, Inc.

Edward J. Reardon, II
Commerce Bank, N.A.

Michael Treanor
Treanor Architects, P.A.

LEAVENWORTH

J. Sanford Bushman
DeMaranville & Associate,
CPAs, LLC

Norman B. Dawson
Retired,
Commerce Bancshares, Inc.

Sherry DeMaranville
DeMaranville and
Associates

Mark Denney
J.F. Denney Plumbing
& Heating

Thomas A. Dials
Chairman, Armed Forces
Insurance Exchange

David A. Greenamyre
Besel Heating & Roofing

Lawrence W. O'Donnell, Jr.
Lawrence W. O'Donnell, Jr.,
CPA Chartered

Bill Petrie
Commerce Bank, N.A.

Edward J. Reardon, II
Commerce Bank, N.A.

Robert D. Schmitt, II
Mama Mia's, Inc.

Kurt Seelbach
President, Armed Forces
Insurance Exchange

MANHATTAN

Kelly Briggs
Bayer Construction

Dr. Yar Ebadi
Kansas State University

Tom Giller
Commerce Bank, N.A.

Neal Helmick
Griffith Lumber Co.

Rich Jankovich
Commerce Bank, N.A.

Dr. David Pauls
Surgical Associates

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Dr. Roger P. Reitz
Medical Associates
of Manhattan

Adam F. Steven
Commerce Bancshares, Inc.

Eleanor G. Stolzer
Griffith Lumber Co.

L. W. Stolzer
Griffith Lumber Co.

Roy Worthington
Charlson & Wilson
Bonded Abstracters

PITTSBURG

James L. Belew
Investments

Dr. Thomas W. Bryant
Pittsburg State University

Harvey R. Dean
Pitsco, Inc.

Joe Dellasega
U.S. Awards

Adam Endicott
Unique Metal
Fabrication, Inc.

Fred S. Osborn
Commerce Bank, N.A.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Ronald L. Rhodes
Rhodes Grocery, Inc.

Dr. Steven Scott
Pittsburg State University

Steve W. Sloan
Midwest Minerals, Inc.

Brian Sutton
Commerce Bank, N.A.

Judith A. Westhoff
Pittsburg Chamber
of Commerce

Wendell L. Wilkinson
Retired,
Commerce Bank, N.A.

RENO COUNTY (HUTCHINSON)

John C. Clevenger
Commerce Bank, N.A.

Vergi Geurian
Pipeline Testing
Consortium, Inc.

Brett Mattison
Decker & Mattison Company

John Munds
V&M Transport, Inc.

Del Marie Shanahan Swearer
Commerce Bank, N.A.

WICHITA

Stanley R. Ahlerich
Rancher / Farming

Dr. Donald Beggs
Wichita State University

Michael P. Brown
College Hill OB/GYN

Michael E. Bukaty
Latshaw Enterprises, Inc.

John C. Clevenger
Commerce Bank, N.A.

Ray L. Connell
Connell & Connell

Monte A. Cook
Commerce Bank, N.A.

Thomas E. Dondlinger
Dondlinger & Sons
Construction Co., Inc.

Ronald W. Holt
Sedgwick County

Eric E. Ireland
Commerce Bank, N.A.

Fran D. Jabara
Jabara Ventures Group

Paul D. Jackson
Vantage Point Properties, Inc.

Tom J. Kemp
Kemp Construction, Inc.

Seth M. Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Gaylyn K. McGregor
Commerce Bank, N.A.

Douglas D. Neff
Commerce Bank, N.A.

Derek L. Park
Sandcastle Management

Marilyn B. Pauly
Commerce Bank, N.A.

Mike Petrie
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Barry L. Schwan
House of Schwan, Inc.

Thomas D. White
White & Ellis Drilling, Inc.

Illinois

BLOOMINGTON-NORMAL

Julie Dobski
Little Jewels Learning Center
McDonald's

Brent A. Eichelberger
Commerce Bank, N.A.

George Farnsworth
Retired

Robert Fleming
Fleming Law Office

Ron Greene
AFNI, Inc.

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

Parker Kemp
Kemp Farms, Inc.

Robert Lakin
Commerce Bank, N.A.

Seth M. Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Richard Lenahan
Retired

Thomas Mercier
Bloomington Offset Process, Inc.

Dennis Myers
Brandt Consolidated, Inc.

Eugene Striegel
Striegel, Knobloch & Co.

CHAMPAIGN-URBANA

Mark Arends
Arends Brothers, Inc.

Dana Brenner
University of Illinois at Champaign-Urbana

Paul Donohue
Provena Covenant Medical Center

Brian Egeberg
Commerce Bank, N.A.

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

Robert Lakin
Commerce Bank, N.A.

Kim Martin
Martin, Hood, Friese & Associates, LLC

Roger Rhodes
Horizon Hobby, Inc.

PEORIA

Bruce L. Alkire
Coldwell Banker Commercial Devonshire Realty

Daniel J. Altorfer
United Facilities, Inc.

Brent A. Eichelberger
Commerce Bank, N.A.

Lowell G. "Bud" Grieves
Mark Twain Hotel

Gregg E. Hollabaugh
Commerce Bancshares, Inc.

Seth M. Leadbeater
Commerce Bancshares, Inc.
Commerce Bank, N.A.

Stuart L. Levenick
Caterpillar, Inc.

Dr. James W. Maxey
Great Plains Orthopaedics

Timothy F. Shea
Peoria Builders

Janet M. Wright
Central Illinois Business Publishers, Inc.

Oklahoma

TULSA

Chris Amburgy
Commerce Bank, N.A.

Steven H. Austin
Commerce Bank, N.A.

Nevyle R. Cable
First National Bank of Okmulgee

Jeffery W. Davis
U.S. Beef Corporation

James D. Dunn
Mill Creek Lumber

R. Carl Hudgins
Commerce Bank, N.A.

Bruce C. Humphrey
Commerce Bank, N.A.

Ken Lackey
The Nordam Group, Inc.

Dr. George S. Mauerman
Eastern Oklahoma Orthopedic Center, Inc.

D. Lindsay Perkins
Lindsay Development, LLC

John Turner
First Stuart Corporation

Daryl Woodard
Woodard Technology & Investment

Colorado

DENVER

Robert L. Cohen
The IMA Financial Group, Inc.

James J. Fallon
Commerce Bank, N.A.

Joseph Freund, Jr.
Running Creek Ranch

R. Allan Fries
i2 Construction, LLP

James C. Lewien
Commerce Bank, N.A.

Randall H. Lortscher, M.D.
Rocky Mountain Gamma Knife Center, LLC

Sherman R. Miller
Cushman & Wakefield

Stuart W. Pattison
Commerce Bank, N.A.

Robin H. Wise
Junior Achievement – Rocky Mountain, Inc.

Jason Zickerman
The Alternative Board

Officers†

David W. Kemper
Chairman of the Board, President and Chief Executive Officer

Jonathan M. Kemper
Vice Chairman

Seth M. Leadbeater
Vice Chairman

Charles G. Kim
Chief Financial Officer and Executive Vice President

Kevin G. Barth
Executive Vice President

Daniel D. Callahan
Executive Vice President

V. Raymond Stranghoener
Executive Vice President

Sara E. Foster
Senior Vice President

John W. Kemper
Senior Vice President

Michael J. Petrie
Senior Vice President

Robert J. Rauscher
Senior Vice President

James L. Swarts
Vice President, Secretary and General Counsel

Jeffery D. Aberdeen
Controller

B. Lynn Tankesley
Auditor

†*As of February 22, 2011*

Directors

John R. Capps*
President and Chief Executive Officer, Plaza Motor Company

Earl H. Devanny, III
Chief Executive Officer, The TriZetto Group

W. Thomas Grant, II
Consultant, Quest Diagnostics

James B. Hebenstreit*
President, Bartlett and Company

David W. Kemper
Chairman of the Board, President and Chief Executive Officer, Commerce Bancshares, Inc.

Jonathan M. Kemper
Vice Chairman, Commerce Bancshares, Inc.

Terry O. Meek
President, Meek LumberYard, Inc.

Benjamin F. Rassieur, III*
President, Paulo ProductsCompany

Todd R. Schnuck*
President and Chief Operating Officer, Schnuck Markets, Inc.

Dan C. Simons
President, Electronic Division, The World Company

Andrew C. Taylor
Chairman and Chief Executive Officer, Enterprise Holdings, Inc.

Kimberly G. Walker*
Chief Investment Officer, Washington University in St. Louis

**Audit Committee Members*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH. DC
MAR 14 2011
211
SECTION

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010 – Commission File No. 0-2989

COMMERCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Missouri	**43-0889454**
(State of Incorporation)	(IRS Employer Identification No.)
1000 Walnut, Kansas City, MO	**64106**
(Address of principal executive offices)	(Zip Code)

(816) 234-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which registered
$5 Par Value Common Stock	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☑ No☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes☐ No☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☑ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes☑ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act. (Check one):
Large accelerated filer☑ Accelerated filer☐ Non-accelerated filer☐ (Do not check if a smaller reporting company)
Smaller reporting company☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No☑

As of June 30, 2010, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $2,604,000,000.
As of February 11, 2011, there were 86,958,563 shares of Registrant's $5 Par Value Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2011 annual meeting of shareholders, which will be filed within 120 days of December 31, 2010, are incorporated by reference into Part III of this Report.

Commerce Bancshares, Inc.

Form 10-K

INDEX

PART I

Item 1. BUSINESS

General

Commerce Bancshares, Inc. (the "Company"), a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, was incorporated under the laws of Missouri on August 4, 1966. The Company owns all of the outstanding capital stock of one national banking association, Commerce Bank, N.A. (the "Bank"), which is headquartered in Missouri. The Bank engages in general banking business, providing a broad range of retail, corporate, investment, trust, and asset management products and services to individuals and businesses. The Company also owns, directly or through the Bank, various non-banking subsidiaries. Their activities include underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to consumer loans made by the Bank), private equity investment, securities brokerage, mortgage banking, and leasing activities. The Company owns a second tier holding company that is the direct owner of the Bank. A list of the Company's subsidiaries is included as Exhibit 21.

The Company is one of the nation's top 50 bank holding companies, based on asset size. At December 31, 2010, the Company had consolidated assets of $18.5 billion, loans of $9.5 billion, deposits of $15.1 billion, and equity of $2.0 billion. All of the Company's operations conducted by subsidiaries are consolidated for purposes of preparing the Company's consolidated financial statements. The Company does not utilize unconsolidated subsidiaries or special purpose entities to provide off-balance sheet borrowings or securitizations.

The Company's goal is to be the preferred provider of targeted financial services in its communities, based on strong customer relationships. It believes in building long-term relationships based on top quality service, high ethical standards and safe, sound assets. The Company operates under a super-community banking format with a local orientation, augmented by experienced, centralized support in select critical areas. The Company's local market orientation is reflected in its financial centers and regional advisory boards, which are comprised of local business persons, professionals and other community representatives, that assist the Company in responding to local banking needs. In addition to this local market, community-based focus, the Company offers sophisticated financial products available at much larger financial institutions.

The Bank's facilities are located throughout Missouri, Kansas, and central Illinois, and in Tulsa, Oklahoma and Denver, Colorado. Its two largest markets include St. Louis and Kansas City, which serve as the central hubs for the entire company.

The markets the Bank serves, being located in the lower Midwest, provide natural sites for production and distribution facilities and also serve as transportation hubs. The economy has been well-diversified in these markets with many major industries represented, including telecommunications, automobile, aircraft and general manufacturing, health care, numerous service industries, food production, and agricultural production and related industries. In addition, several of the Illinois markets are located in areas with some of the most productive farmland in the world. The real estate lending operations of the Bank are centered in its lower Midwestern markets. Historically, these markets have generally tended to be less volatile than in other parts of the country. While the decline in the national real estate market resulted in significantly higher real estate loan losses during 2008, 2009 and 2010 for the banking industry, management believes the diversity and nature of the Bank's markets has resulted in lower real estate loan losses in these markets and is a key factor in the Bank's relatively lower loan loss levels.

The Company regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. In addition, the Company regularly considers the potential disposition of certain of its assets and branches. The Company seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale and expanded services. For additional information on acquisition and branch disposition activity, refer to page 75.

Operating Segments

The Company is managed in three operating segments. The Consumer segment includes the retail branch network, consumer installment lending, personal mortgage banking, consumer debit and credit bank card activities, and student lending. It provides services through a network of 209 full-service branches, a widespread ATM network of 408 machines, and the use of alternative delivery channels such as extensive online banking and telephone banking services. In 2010, this retail segment contributed 35% of total segment pre-tax income. The Commercial segment provides a full array of corporate lending, merchant and commercial bank card products, leasing, and international services, as well as business and government deposit and cash management services. In 2010, it contributed 50% of total segment pre-tax income. The Wealth segment provides traditional trust and estate tax planning services, brokerage services, and advisory and discretionary investment portfolio management services to both personal and institutional corporate customers. This segment also manages the Company's family of proprietary mutual funds, which are available for sale to both trust and general retail customers. Fixed income investments are sold to individuals and institutional investors through the Capital Markets Group, which is also included in this segment. At December 31, 2010, the Wealth segment managed investments with a market value of $14.3 billion and administered an additional $10.7 billion in non-managed assets. Additional information relating to operating segments can be found on pages 53 and 99.

Supervision and Regulation

General

The Company, as a bank holding company, is primarily regulated by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 (BHC Act). Under the BHC Act, the Federal Reserve Board's prior approval is required in any case in which the Company proposes to acquire all or substantially all of the assets of any bank, acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank, or merge or consolidate with any other bank holding company. The BHC Act also prohibits, with certain exceptions, the Company from acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any non-banking company. Under the BHC Act, the Company may not engage in any business other than managing and controlling banks or furnishing certain specified services to subsidiaries and may not acquire voting control of non-banking companies unless the Federal Reserve Board determines such businesses and services to be closely related to banking. When reviewing bank acquisition applications for approval, the Federal Reserve Board considers, among other things, the Bank's record in meeting the credit needs of the communities it serves in accordance with the Community Reinvestment Act of 1977, as amended (CRA). The Bank has a current CRA rating of "outstanding".

The Company is required to file with the Federal Reserve Board various reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board also makes regular examinations of the Company and its subsidiaries. The Company's banking subsidiary is organized as a national banking association and is subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (OCC). The Bank is also subject to regulation by the Federal Deposit Insurance Corporation (FDIC). In addition, there are numerous other federal and state laws and regulations which control the activities of the Company and the Bank, including requirements and limitations relating to capital and reserve requirements, permissible investments and lines of business, transactions with affiliates, loan limits, mergers and acquisitions, issuance of securities, dividend payments, and extensions of credit. If the Company fails to comply with these or other applicable laws and regulations, it may be subject to civil monetary penalties, imposition of cease and desist orders or other written directives, removal of management and, in certain circumstances, criminal penalties. This regulatory framework is intended primarily for the protection of depositors and the preservation of the federal deposit insurance funds, and not for the protection of security holders. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to employ assets and maximize income.

In addition to its regulatory powers, the Federal Reserve Bank affects the conditions under which the Company operates by its influence over the national supply of bank credit. The Federal Reserve Board employs open market operations in U.S. government securities, changes in the discount rate on bank borrowings, changes in the federal funds rate on overnight inter-bank borrowings, and changes in reserve requirements on bank deposits in implementing its monetary policy objectives. These instruments are used in varying combinations to influence the overall level of the interest rates charged on loans and paid for deposits, the price of the dollar in foreign exchange markets and the level of inflation. The monetary policies of the Federal Reserve have a significant effect on the operating results of financial institutions, most notably on the interest rate environment. In view of changing conditions in the national economy and in the money markets, as well as the effect of credit policies of monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels or loan demand, or their effect on the financial statements of the Company.

Subsidiary Bank

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to its bank subsidiary and to commit resources to support it in circumstances when it might not otherwise do so. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Substantially all of the deposits of the Bank are insured up to the applicable limits by the Bank Insurance Fund of the FDIC, generally up to $250,000 per depositor, for each account ownership category. Through December 31, 2012, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account. The Bank pays deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC for Bank Insurance Fund member institutions. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the federal deposit insurance funds. The Bank's premiums had been relatively low prior to the 2008 economic crisis. These rose significantly in 2009 due to higher fees charged by the FDIC in order to replenish its insurance fund, which had been depleted by high levels of bank failures across the country. The Bank's FDIC expense totaled $19.2 million in 2010 and $27.4 million in 2009, compared to $2.1 million in 2008. In late 2009, the FDIC Board ruled that insured institutions must prepay their quarterly risk-based assessments for the fourth quarter of 2009 and subsequent years 2010 through 2012, in order to cover the costs of future expected bank failures. The Bank's pre-payment on December 30, 2009 totaled $68.7 million. In November 2010, under the provisions of the Dodd-Frank Act (mentioned below), the FDIC proposed changing its assessment base from total domestic deposits to average total assets minus average tangible equity. The proposal alters other adjustments in the current assessment system for heavy use of unsecured liabilities, secured liabilities and brokered deposits, and adds an adjustment for holdings of unsecured bank debt. The proposal is expected to increase assessments on banks with more than $10 billion in assets, raising their share of overall FDIC assessments from the present 70% to 80%. The assessment increase would be in place by the second quarter of 2011. Also, for banks with more than $10 billion in assets, the FDIC has proposed changing the assessment rate. The proposal would abandon the current method for determining premiums, which are based on bank supervisory ratings, debt issuer ratings and financial ratios. Instead, the proposed assessment would rely on a scorecard designed to measure financial performance and ability to withstand stress, in addition to measuring the FDIC's exposure should the bank fail. This proposal would be effective beginning in the second quarter of 2011. The Company expects that the effect of these proposals, if adopted, would be to reduce FDIC insurance expense in 2011 in the range of $4 to $5 million.

Payment of Dividends

The principal source of the Company's cash revenues is dividends paid by the Bank. The Federal Reserve Board may prohibit the payment of dividends by bank holding companies if their actions constitute unsafe or unsound practices. The OCC limits the payment of dividends by the Bank in any calendar year to the net profit of the current year combined with the retained net profits of the preceding two years. Permission must be obtained from the OCC for dividends exceeding these amounts. The payment of dividends by the Bank may also be affected by factors such as the maintenance of adequate capital.

Capital Adequacy

The Company is required to comply with the capital adequacy standards established by the Federal Reserve. These capital adequacy guidelines generally require bank holding companies to maintain minimum total capital equal to 8% of total risk-adjusted assets and off-balance sheet items (the "Total Risk-Based Capital Ratio"), with at least one-half of that amount consisting of Tier I, or core capital, and the remaining amount consisting of Tier II, or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common shareholders' equity, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments, term subordinated debt and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition, the Federal Reserve also requires bank holding companies to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization's Tier I capital to its total consolidated quarterly average assets (as defined for regulatory purposes), net of the allowance for loan losses, goodwill and certain other intangible assets. The minimum leverage ratio for bank holding companies is 4%. At December 31, 2010, the Bank was "well-capitalized" under regulatory capital adequacy standards, as further discussed on page 102.

In December 2010, the Basel Committee on Banking Supervision presented to the public the Basel III rules text, which proposes new global regulatory standards on bank capital adequacy and liquidity. The Basel Committee seeks to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. The framework sets out tougher capital requirements, higher risk-weighted assets, the introduction of a leverage ratio, and higher requirements for minimum capital ratios. Basel III also establishes two minimum standards for liquidity to promote short-term resilience, as well as resilience over a longer period of time through a stable maturity structure of assets and liabilities. Banks are required to begin phasing in Basel III requirements beginning in 2013. The Company continues to evaluate the impact of this framework on its operations and reporting.

Legislation

The financial industry operates under laws and regulations that are under constant review by various agencies and legislatures, and are subject to sweeping change. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (GLB Act) contained major changes in laws that previously kept the banking industry largely separate from the securities and insurance industries. The GLB Act authorized the creation of a new kind of financial institution, known as a "financial holding company", and a new kind of bank subsidiary, called a "financial subsidiary", which may engage in a broader range of investment banking, insurance agency, brokerage, and underwriting activities. The GLB Act also included privacy provisions that limit banks' abilities to disclose non-public information about customers to non-affiliated entities. Banking organizations are not required to become financial holding companies, but instead may continue to operate as bank holding companies, providing the same services they were authorized to provide prior to the enactment of the GLB Act. The Company currently operates as a bank holding company.

The Company must also comply with the requirements of the Bank Secrecy Act (BSA). The BSA is designed to help fight drug trafficking, money laundering, and other crimes. Compliance is monitored by the OCC. The BSA was enacted to prevent banks and other financial service providers from being used as intermediaries for, or to hide the transfer or deposit of money derived from, criminal activity. Since its passage, the BSA has been amended several times. These amendments include the Money Laundering Control Act of 1986 which made money laundering a criminal act, as well as the Money Laundering Suppression Act of 1994 which required regulators to develop enhanced examination procedures and increased examiner training to improve the identification of money laundering schemes in financial institutions.

In 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) was signed into law. The USA PATRIOT Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department issued a number of regulations implementing the USA PATRIOT Act that apply certain of its requirements to financial institutions such as the Company's broker-dealer subsidiary. The regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

The Credit Card Accountability, Responsibility, and Disclosure Act of 2009 (the Credit CARD Act) was signed into law in May 2009. It is comprehensive credit card legislation that aims to establish fair and transparent practices relating to open end consumer credit plans. The first phase of the legislation began in August 2009, under which the payment period (with no late fees) was extended from 14 days to 21 days, the advance warning period for significant changes to credit card accounts was extended from 15 days to 45 days, and opt-out provisions were made available to customers. A second phase began in February 2010, which included provisions governing when rate increases can be applied on late accounts, requirements for clearer disclosures of terms before opening an account, prohibitions on charging over-limit fees and double-cycle billing, and various other restrictions. Additional rules became effective in July 2010, which deal with interest rate reinstatements on former overdue accounts, and gift card expiration dates and inactivity fees.

In late 2009, the Federal Reserve issued new regulations, effective July 1, 2010, which prohibited financial institutions from assessing fees for paying ATM and one-time debit card transactions that overdraw consumer accounts unless the consumer affirmatively consents to the financial institution's overdraft practices. The Company has implemented new procedures to solicit and capture required customer consents and, effective July 1, 2010, prohibited such ATM and one-time debit card transactions causing overdrafts, unless an opt-in consent has been received. As not all customers provided such consent, these new regulations resulted in lower deposit fee income in the second half of 2010. Overdraft fees decreased $7.8 million in the second half of 2010 compared to the first half. The Company estimates that the effect of these regulations will reduce annualized pre-tax revenue by $15 to $16 million. As a means to mitigate some of the impact to revenue, the Company is also developing other products and has begun offering some deposit accounts with monthly fees.

In March 2010, legislation was passed which expanded Pell Grants and Perkins Loan programs and required all colleges and universities to convert to direct lending programs with the U.S. government as of July 1, 2010. Previously, colleges and universities had the choice of participating in either direct lending with the U.S. government or a program whereby loans were originated by banks, but guaranteed by the U.S. government. The Company terminated its guaranteed student loan origination business effective July 1, 2010.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was signed into law. The Dodd-Frank Act is sweeping legislation intended to overhaul regulation of the financial services industry. Its goals are to establish a new council of "systemic risk" regulators, create a new consumer protection division within the Federal Reserve, empower the Federal Reserve to supervise the largest, most complex financial companies, allow the government to seize and liquidate failing financial companies, and give regulators new powers to oversee the derivatives market. The provisions of the Dodd-Frank Act are so extensive and overreaching that full implementation may require several years, and an assessment of its full effect on the Company is not possible at this time.

Under the provisions of the Dodd-Frank Act, the Federal Reserve proposed changes in December 2010 that would significantly limit the amount of debit card interchange fees charged by banks. The proposal outlines two alternatives for computing a "reasonable and proportional" fee. Industry analysts have estimated that revenues from debit card interchange may be reduced by as much as 70% under either approach.

The proposal also seeks to limit network exclusivity, requiring issuers to ensure that a debit card transaction can be carried on several unaffiliated networks. The new rules would apply to bank issuers with more than $10 billion in assets and would take effect in July 2011. The Federal Reserve's proposal did not include a specific adjustment for fraud prevention costs, which it intends to separately consider at a future date. The Company's fees from debit card interchange subject to the proposed rule were $57 million in 2010.

Competition

The Company's locations in regional markets throughout Missouri, Kansas, central Illinois, Tulsa, Oklahoma, and Denver, Colorado, face intense competition from hundreds of financial service providers. The Company competes with national and state banks for deposits, loans and trust accounts, and with savings and loan associations and credit unions for deposits and consumer lending products. In addition, the Company competes with other financial intermediaries such as securities brokers and dealers, personal loan companies, insurance companies, finance companies, and certain governmental agencies. The passage of the GLB Act, which removed barriers between banking and the securities and insurance industries, has resulted in greater competition among these industries. The Company generally competes on the basis of customer service and responsiveness to customer needs, interest rates on loans and deposits, lending limits and customer convenience, such as location of offices.

Employees

The Company and its subsidiaries employed 4,389 persons on a full-time basis and 616 persons on a part-time basis at December 31, 2010. The Company provides a variety of benefit programs including a 401K plan as well as group life, health, accident, and other insurance. The Company also maintains training and educational programs designed to prepare employees for positions of increasing responsibility.

Available Information

The Company's principal offices are located at 1000 Walnut, Kansas City, Missouri (telephone number 816-234-2000). The Company makes available free of charge, through its Web site at www.commercebank.com, reports filed with the Securities and Exchange Commission as soon as reasonably practicable after the electronic filing. These filings include the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports.

Statistical Disclosure

The information required by Securities Act Guide 3 — "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.

Item 1a. RISK FACTORS

Making or continuing an investment in securities issued by Commerce Bancshares, Inc., including its common stock, involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on the Company. Additional risks and uncertainties also could adversely affect its business and financial results. If any of the following risks actually occur, its business, financial condition or results of operations could be negatively affected, the market price for your securities could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Commerce Bancshares, Inc.

Difficult market conditions have adversely affected the Company's industry and may continue to do so.

Given the concentration of the Company's banking business in the United States, it is particularly exposed to downturns in the U.S. economy. The economic trends which began in 2008, such as declines in the housing market, falling home prices, increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities and other complex financial instruments, but spreading to various classes of real estate, commercial and consumer loans in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. The weak U.S. economy and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected the Company's business, financial condition and results of operations through higher levels of loan losses and lower loan demand. While there have been some recent indications of stabilization, management does not expect significant economic improvement in the near future. In particular, the Company may face the following risks in connection with these market conditions:

- The Company may face increased regulation of the industry. Compliance with such regulation may divert resources from other areas of the business and limit the ability to pursue other opportunities. Recently adopted regulation over credit card and overdraft account practices will likely result in lower revenues from these products.

- High unemployment levels, weak economic activity and other market developments may affect consumer confidence levels and may cause declines in consumer credit usage and adverse changes in payment patterns, causing increases in delinquencies and default rates. These could impact the Company's loan losses and provision for loan losses, as a significant part of the Company's business includes consumer and credit card lending.

- Reduced levels of economic activity may also cause declines in financial service transactions and the fees earned by the Company on such transactions.

- The Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.

- The process used to estimate losses inherent in the Company's credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans. If an instance occurs that renders these predictions no longer capable of accurate estimation, this may in turn impact the reliability of the process.

- Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.
- With higher bank failures occurring in 2009 and 2010 and more expected in the future, the Company may be required to pay significantly higher FDIC premiums for extended periods of time because of the low funding levels within the FDIC insurance fund.

Significant changes in banking laws and regulations could materially affect the Company's business.

Increased regulation of the banking industry is being demanded by the current political administration. Certain regulation has already been imposed during the past year, and much additional regulation has been proposed. Such regulation, along with possible changes in tax laws and accounting rules, may have a significant impact on the ways that financial institutions conduct business, implement strategic initiatives, engage in tax planning and make financial disclosures. Compliance with such regulation may increase costs and limit the ability to pursue business opportunities.

The performance of the Company is dependent on the economic conditions of the markets in which the Company operates.

The Company's success is heavily influenced by the general economic conditions of the specific markets in which it operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides financial services primarily throughout the states of Missouri, Kansas, and central Illinois, and has recently begun to expand into Oklahoma, Colorado and other surrounding states. Since the Company does not have a significant presence in other parts of the country, a prolonged economic downtown in these markets could have a material adverse effect on the Company's financial condition and results of operations.

Significant changes in federal monetary policy could materially affect the Company's business.

The Federal Reserve System regulates the supply of money and credit in the United States. Its polices determine in large part the cost of funds for lending and investing by influencing the interest rate earned on loans and paid on borrowings and interest bearing deposits. Credit conditions are influenced by its open market operations in U.S. government securities, changes in the member bank discount rate, and bank reserve requirements. Changes in Federal Reserve Board policies are beyond the Company's control and difficult to predict.

The soundness of other financial institutions could adversely affect the Company.

The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institution counterparties. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds, and other institutional clients. Transactions with these institutions include overnight and term borrowings, interest rate swap agreements, securities purchased and sold, short-term investments, and other such transactions. As a result of this exposure, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client, while other transactions expose the Company to liquidity risks should funding sources quickly disappear. In addition, the Company's credit risk may be exacerbated when the collateral held cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to the Company. Any such losses could materially and adversely affect results of operations.

The Company's asset valuation may include methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to asset valuations that may materially adversely affect its results of operations or financial condition.

The Company uses estimates, assumptions, and judgments when financial assets and liabilities are measured and reported at fair value. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. When such third-party information is not available, fair value is estimated primarily by using cash flow and other financial modeling techniques utilizing assumptions such as credit quality, liquidity, interest rates and other relevant inputs. Changes in underlying factors, assumptions, or estimates in any of these areas could materially impact the Company's future financial condition and results of operations.

During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain assets if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, certain asset valuations may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of assets as reported within the Company's consolidated financial statements, and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on results of operations or financial condition.

The Company's investment portfolio values may be adversely impacted by changing interest rates and deterioration in the credit quality of underlying collateral within mortgage and other asset-backed investment securities.

The Company generally invests in securities issued by government-backed agencies or privately issued securities that are highly rated by credit rating agencies at the time of purchase, but are subject to changes in market value due to changing interest rates and implied credit spreads. Recently, budget deficits and other financial problems in a number of states and political subdivisions have been reported in the media. While the Company maintains rigorous risk management practices over bonds issued by municipalities, further credit deterioration in these bonds could occur and result in losses. Certain mortgage and asset-backed securities represent beneficial interests which are collateralized by residential mortgages, credit cards, automobiles, mobile homes or other assets. While these investment securities are highly rated at the time of initial investment, the value of these securities may decline significantly due to actual or expected deterioration in the underlying collateral, especially residential mortgage collateral. Market conditions have resulted in a deterioration in fair values for non-guaranteed mortgage-backed and other asset-backed securities. Under accounting rules, when the impairment is due to declining expected cash flows, some portion of the impairment, depending on the Company's intent to sell and the likelihood of being required to sell before recovery, must be recognized in current earnings. This could result in significant non-cash losses.

The Company is subject to interest rate risk.

The Company's net interest income is the largest source of overall revenue to the Company, representing 61% of total revenue. Interest rates are beyond the Company's control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations. However, any substantial, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations.

Future loan losses could increase.

The Company maintains an allowance for loan losses that represents management's best estimate of probable losses that have been incurred at the balance sheet date within the existing portfolio of loans. The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. In recent years the Company has seen significant increases in losses in its loan portfolio, particularly in residential construction, consumer, and credit card loans, due to the deterioration in the housing industry and general economic conditions. Until the housing sector and overall economy begin to recover, it is likely that these losses will continue. While the Company's credit loss ratios remain below industry averages, continued economic deterioration and further loan losses may negatively affect its results of operations and could further increase levels of its allowance. In addition, the Company's allowance level is subject to review by regulatory agencies, and that review could result in adjustments to the allowance. See the section captioned "Allowance for Loan Losses" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report for further discussion related to the Company's process for determining the appropriate level of the allowance for possible loan loss.

The Company operates in a highly competitive industry and market area.

The Company operates in the financial services industry, a rapidly changing environment having numerous competitors including other banks and insurance companies, securities dealers, brokers, trust and investment companies and mortgage bankers. The pace of consolidation among financial service providers is accelerating, and there are many new changes in technology, product offerings and regulation. New entrants offering competitive products continually penetrate our markets. The Company must continue to make investments in its products and delivery systems to stay competitive with the industry as a whole, or its financial performance may suffer.

The Company's reputation and future growth prospects could be impaired if events occur which breach its customers' privacy.

The Company relies heavily on communications and information systems to conduct its business, and as part of its business, the Company maintains significant amounts of data about its customers and the products they use. While the Company has policies and procedures designed to prevent or limit the effect of failure, interruption or security breach of its information systems, there can be no assurances that any such failures, interruptions or security breaches will not occur; or if they do occur, that they will be adequately addressed. Should any of these systems become compromised, the reputation of the Company could be damaged, relationships with existing customers may be impaired, the compromise could result in lost business and as a result, the Company could incur significant expenses trying to remedy the compromise.

The Company may not attract and retain skilled employees.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people can be intense, and the Company spends considerable time and resources attracting and hiring qualified people for its various business lines and support units. The unexpected loss of the services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, and years of industry experience, as well as the difficulty of promptly finding qualified replacement personnel.

Item 1b. UNRESOLVED STAFF COMMENTS

None

Item 2. PROPERTIES

The main offices of the Bank are located in the larger metropolitan areas of its markets in various multi-story office buildings. The Bank owns its main offices and leases unoccupied premises to the public. The larger offices include:

Building	Net rentable square footage	% occupied in total	% occupied by bank
922 Walnut Kansas City, MO	256,000	95%	93%
1000 Walnut Kansas City, MO	403,000	83	36
811 Main Kansas City, MO	237,000	100	100
8000 Forsyth Clayton, MO	178,000	95	92
1551 N. Waterfront Pkwy Wichita, KS	120,000	99	32

The Bank leases offices in Omaha, Nebraska which house its credit card operations. Additionally, certain other installment loan, trust and safe deposit functions operate out of leased offices in downtown Kansas City. The Company has an additional 203 branch locations in Missouri, Illinois, Kansas, Oklahoma and Colorado which are owned or leased, and 158 off-site ATM locations.

Item 3. LEGAL PROCEEDINGS

The information required by this item is set forth in Item 8 under Note 19, Commitments, Contingencies and Guarantees on page 116.

Item 4. REMOVED AND RESERVED

Executive Officers of the Registrant

The following are the executive officers of the Company as of February 25, 2011, each of whom is designated annually. There are no arrangements or understandings between any of the persons so named and any other person pursuant to which such person was designated an executive officer.

Name and Age	Positions with Registrant
Jeffery D. Aberdeen, 57	Controller of the Company since December 1995. Prior thereto he was Assistant Controller of the Company. He is Controller of the Company's subsidiary bank, Commerce Bank, N.A.
Kevin G. Barth, 50	Executive Vice President of the Company since April 2005 and Executive Vice President of Commerce Bank, N.A. since October 1998. Senior Vice President of the Company and Officer of Commerce Bank, N.A. prior thereto.
Daniel D. Callahan, 53	Executive Vice President of the Company since December 2010, Senior Vice President of the Company since April 2005 and Vice President of the Company prior thereto. Executive Vice President of Commerce Bank, N.A. since May 2003. Effective December 2010, he was appointed Chief Credit Officer of the Company.
Sara E. Foster, 50	Senior Vice President of the Company since February 1998 and Vice President of the Company prior thereto.

Name and Age	Positions with Registrant
David W. Kemper, 60	Chairman of the Board of Directors of the Company since November 1991, Chief Executive Officer of the Company since June 1986, and President of the Company since April 1982. He is Chairman of the Board, President and Chief Executive Officer of Commerce Bank, N.A. He is the son of James M. Kemper, Jr. (a former Director and former Chairman of the Board of the Company), the brother of Jonathan M. Kemper, Vice Chairman of the Company, and father of John W. Kemper.
John W. Kemper, 32	Senior Vice President of the Company since December 2010 and Senior Vice President of Commerce Bank, N.A. since January 2009. His employment began in August 2007 as Strategic Planning Consultant and was elected Strategic Planning Director in January 2009. Prior to his employment with the Commerce Bank, N.A. he was employed as an engagement manager with McKinsey & Company, a global management consulting firm, from 2005 until August 2007, managing strategy and operations projects primarily focused in the financial service industry. He is the son of David W. Kemper, Chairman, President, and Chief Executive Officer of the Company and nephew of Jonathan M. Kemper, Vice Chairman of the Company.
Jonathan M. Kemper, 57	Vice Chairman of the Company since November 1991 and Vice Chairman of Commerce Bank, N.A. since December 1997. Prior thereto, he was Chairman of the Board, Chief Executive Officer, and President of Commerce Bank, N.A. He is the son of James M. Kemper, Jr. (a former Director and former Chairman of the Board of the Company), the brother of David W. Kemper, Chairman, President, and Chief Executive Officer of the Company, and uncle of John W. Kemper.
Charles G. Kim, 50	Chief Financial Officer of the Company since July 2009. Executive Vice President of the Company since April 1995 and Executive Vice President of Commerce Bank, N.A. since January 2004. Prior thereto, he was Senior Vice President of Commerce Bank, N.A. (Clayton, MO), a former subsidiary of the Company.
Seth M. Leadbeater, 60	Vice Chairman of the Company since January 2004. Prior thereto he was Executive Vice President of the Company. He has been Vice Chairman of Commerce Bank, N.A. since September 2004. Prior thereto he was Executive Vice President of Commerce Bank, N.A. and President of Commerce Bank, N.A. (Clayton, MO).
Michael J. Petrie, 54	Senior Vice President of the Company since April 1995. Prior thereto, he was Vice President of the Company.
Robert J. Rauscher, 53	Senior Vice President of the Company since October 1997. Senior Vice President of Commerce Bank, N.A. prior thereto.
V. Raymond Stranghoener, 59	Executive Vice President of the Company since July 2005 and Senior Vice President of the Company prior thereto.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Commerce Bancshares, Inc.
Common Stock Data

The following table sets forth the high and low prices of actual transactions for the Company's common stock and cash dividends paid for the periods indicated (restated for the 5% stock dividend distributed in December 2010).

	Quarter	High	Low	Cash Dividends
2010	**First**	**$39.87**	**$35.76**	**$.224**
	Second	**41.16**	**33.83**	**.224**
	Third	**38.42**	**33.43**	**.224**
	Fourth	**40.59**	**34.35**	**.224**
2009	First	$40.28	$25.22	$.218
	Second	35.60	26.97	.218
	Third	36.26	28.06	.218
	Fourth	38.46	32.56	.218
2008	First	$39.39	$32.83	$.216
	Second	39.44	34.06	.216
	Third	45.77	31.53	.216
	Fourth	47.95	32.15	.216

Commerce Bancshares, Inc. common shares are listed on the Nasdaq Global Select Market (NASDAQ) under the symbol CBSH. The Company had 4,284 shareholders of record as of December 31, 2010.

Performance Graph

The following graph presents a comparison of Company (CBSH) performance to the indices named below. It assumes $100 invested on December 31, 2005 with dividends invested on a Total Return basis.



Five Year Cumulative Total Return
$150.00
$125.00
$100.00
$75.00
$50.00
2005
2006
2007
2008
2009
2010

		2005	2006	2007	2008	2009	2010
Commerce (CBSH)	—◆—	100.00	99.40	98.79	104.03	98.79	109.00
NASDAQ Bank	—■—	100.00	112.23	88.95	64.86	54.35	64.28
S&P 500	—●—	100.00	115.80	122.16	76.96	97.33	111.99

The following table sets forth information about the Company's purchases of its $5 par value common stock, its only class of stock registered pursuant to Section 12 of the Exchange Act, during the fourth quarter of 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number that May Yet Be Purchased Under the Program
October 1 – 31, 2010	506,154	$36.70	506,154	2,329,156
November 1 – 30, 2010	566,534	$37.43	566,534	1,762,622
December 1 – 31, 2010	4,044	$39.34	4,044	1,758,578
Total	**1,076,732**	**$37.09**	**1,076,732**	**1,758,578**

The Company's stock purchases shown above were made under a 3,000,000 share authorization by the Board of Directors on February 1, 2008. Under this authorization, 1,758,578 shares remained available for purchase at December 31, 2010.

Item 6. SELECTED FINANCIAL DATA

The required information is set forth below in Item 7.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Commerce Bancshares, Inc. (the Company) operates as a super-community bank offering an array of sophisticated financial products delivered with high-quality, personal customer service. It is the largest bank holding company headquartered in Missouri, with its principal offices in Kansas City and St. Louis, Missouri. Customers are served from approximately 370 locations in Missouri, Kansas, Illinois, Oklahoma and Colorado using delivery platforms which include an extensive network of branches and ATM machines, full-featured online banking, and a central contact center.

The core of the Company's competitive advantage is its focus on the local markets it services and its concentration on relationship banking, with high service levels and competitive products. In order to enhance shareholder value, the Company grows its core revenue by expanding new and existing customer relationships, utilizing improved technology, and enhancing customer satisfaction.

Various indicators are used by management in evaluating the Company's financial condition and operating performance. Among these indicators are the following:

- Net income and growth in earnings per share – Net income was $221.7 million, an increase of 31.1% compared to the previous year. The return on average assets was 1.22%. Diluted earnings per share increased 27.9% in 2010 compared to 2009.
- Growth in total revenue – Total revenue is comprised of net interest income and non-interest income. Total revenue in 2010 grew 1.9% over 2009, which resulted from growth of $10.4 million, or 1.6%, in net interest income coupled with growth of $8.9 million, or 2.2%, in non-interest income. Total revenue has risen 4.7%, compounded annually, over the last five years.
- Expense control – Non-interest expense grew by 1.5% this year. Salaries and employee benefits, the largest expense component, grew by .2%, due to higher incentive payments and 401K plan expense, which were partly offset by lower pension and medical costs.
- Asset quality – Net loan charge-offs in 2010 decreased $41.9 million from those recorded in 2009, and averaged 1.00% of loans compared to 1.31% in the previous year. Total non-performing assets, which include non-accrual loans and other real estate owned, amounted to $97.3 million, a decrease of $19.4 million from balances at the previous year end, and represented 1.03% of loans outstanding.
- Shareholder return – Total shareholder return, including the change in stock price and dividend reinvestment, was 10.3% over the past year and 6.4% over the past 10 years.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes. The historical trends reflected in the financial information presented below are not necessarily reflective of anticipated future results.

Key Ratios

(Based on average balances)	**2010**	2009	2008	2007	2006
Return on total assets	**1.22%**	.96%	1.15%	1.33%	1.54%
Return on total equity	**11.15**	9.76	11.81	13.97	15.92
Equity to total assets	**10.91**	9.83	9.71	9.55	9.70
Loans to deposits[(1)]	**70.02**	79.79	92.11	88.49	84.73
Non-interest bearing deposits to total deposits	**6.92**	6.66	5.47	5.45	5.78
Net yield on interest earning assets (tax equivalent basis)	**3.89**	3.93	3.96	3.85	3.95
(Based on end of period data)					
Non-interest income to revenue[(2)]	**38.54**	38.41	38.80	40.85	40.72
Efficiency ratio[(3)]	**59.71**	59.88	63.08	62.65	60.20
Tier I risk-based capital ratio	**14.38**	13.04	10.92	10.31	11.25
Total risk-based capital ratio	**15.75**	14.39	12.31	11.49	12.56
Tier I leverage ratio	**10.17**	9.58	9.06	8.76	9.05
Tangible equity to assets ratio[(4)]	**10.27**	9.71	8.25	8.61	8.77
Cash dividend payout ratio	**35.52**	44.15	38.54	33.76	30.19

(1) Includes loans held for sale.

(2) Revenue includes net interest income and non-interest income.

(3) The efficiency ratio is calculated as non-interest expense (excluding intangibles amortization) as a percent of revenue.

(4) The tangible equity ratio is calculated as stockholders' equity reduced by goodwill and other intangible assets (excluding mortgage servicing rights) divided by total assets reduced by goodwill and other intangible assets (excluding mortgage servicing rights).

Selected Financial Data

(In thousands, except per share data)	**2010**	2009	2008	2007	2006
Net interest income	**$ 645,932**	$ 635,502	$ 592,739	$ 538,072	$ 513,199
Provision for loan losses	**100,000**	160,697	108,900	42,732	25,649
Non-interest income	**405,111**	396,259	375,712	371,581	352,586
Investment securities gains (losses), net	**(1,785)**	(7,195)	30,294	8,234	9,035
Non-interest expense	**631,134**	621,737	615,380	574,159	522,391
Net income	**221,710**	169,075	188,655	206,660	219,842
Net income per common share-basic*	**2.54**	1.98	2.26	2.46	2.57
Net income per common share-diluted*	**2.52**	1.97	2.24	2.44	2.54
Cash dividends	**78,231**	74,720	72,055	68,915	65,758
Cash dividends per share*	**.895**	.871	.864	.823	.768
Market price per share*	**39.73**	36.88	39.86	38.75	39.83
Book value per share*	**23.36**	21.64	18.90	18.41	17.01
Common shares outstanding*	**86,624**	87,159	83,560	83,113	85,028
Total assets	**18,502,339**	18,120,189	17,532,447	16,204,831	15,230,349
Loans, including held for sale	**9,474,733**	10,490,327	11,644,544	10,841,264	9,960,118
Investment securities	**7,409,534**	6,473,388	3,780,116	3,297,015	3,496,323
Deposits	**15,085,021**	14,210,451	12,894,733	12,551,552	11,744,854
Long-term debt	**512,273**	1,236,062	1,447,781	1,083,636	553,934
Equity	**2,023,464**	1,885,905	1,579,467	1,530,156	1,446,536
Non-performing assets	**97,320**	116,670	79,077	33,417	18,223

** Restated for the 5% stock dividend distributed in December 2010.*

Results of Operations

(Dollars in thousands)	2010	2009	2008	$ Change '10-'09	$ Change '09-'08	% Change '10-'09	% Change '09-'08
Net interest income	**$ 645,932**	$ 635,502	$ 592,739	**$ 10,430**	$ 42,763	**1.6%**	7.2%
Provision for loan losses	**(100,000)**	(160,697)	(108,900)	**(60,697)**	51,797	**(37.8)**	47.6
Non-interest income	**405,111**	396,259	375,712	**8,852**	20,547	**2.2**	5.5
Investment securities gains (losses), net	**(1,785)**	(7,195)	30,294	**5,410**	(37,489)	**75.2**	(123.8)
Non-interest expense	**(631,134)**	(621,737)	(615,380)	**9,397**	6,357	**1.5**	1.0
Income taxes	**(96,249)**	(73,757)	(85,077)	**22,492**	(11,320)	**30.5**	(13.3)
Non-controlling interest (expense) income	**(165)**	700	(733)	**(865)**	1,433	**(123.6)**	195.5
Net income	**$ 221,710**	$ 169,075	$ 188,655	**$ 52,635**	$(19,580)	**31.1%**	(10.4)%

Net income for 2010 was $221.7 million, an increase of $52.6 million, or 31.1%, compared to $169.1 million in 2009. Diluted income per share was $2.52 in 2010 compared to $1.97 in 2009. The increase in net income resulted from a $60.7 million decrease in the provision for loan losses coupled with growth of $10.4 million in net interest income and $8.9 million in non-interest income. The growth in income was partly offset by an increase of $9.4 million in non-interest expense. Several significant items of non-interest income and non-interest expense affected results for 2010. During 2010, the Company paid off $125.0 million in Federal Home Loan Bank (FHLB) borrowings with high interest coupons prior to maturity and incurred a pre-payment penalty of $11.8 million. The Company also sold its held to maturity portfolio of student loans, totaling $311.0 million, for a gain of $6.9 million. During 2010, Visa, Inc. (Visa) indemnification obligation liabilities were reduced by $4.4 million, decreasing expense. The combined effect of these items was a reduction in pre-tax net income of $465 thousand. The return on average assets was 1.22% in 2010 compared to .96% in 2009, and the return on average equity was 11.15% compared to 9.76%. At December 31, 2010, the ratio of tangible equity to assets improved to 10.27% compared to 9.71% at year end 2009.

During 2010, net interest income increased $10.4 million, or 1.6%, compared to 2009. This growth was mainly the result of lower rates paid on deposits and higher average balances in investment securities, but partly offset by lower yields on loans and investment securities and declining loan balances. The provision for loan losses totaled $100.0 million in 2010, a decrease of $60.7 million from the prior year. The Company incurred lower loan losses in nearly all categories, notably construction, consumer and business.

Non-interest income in 2010 increased $8.9 million, or 2.2%, over amounts reported in the previous year, mainly due to growth in bank card and trust fees, which rose $26.8 million and $4.1 million, respectively. Bank card fees increased due to strong growth in corporate card revenues, resulting from both new customer transactions and increased volumes from existing customers as the Company continued to expand this product on a national basis. Offsetting this growth was a decline in deposit account fees of $13.7 million, or 12.9%, due largely to the effect of new regulations on overdraft fees, in addition to lower brokerage and bond trading revenue. Non-interest expense increased $9.4 million, or 1.5%, over 2009. The growth in expense included a pre-payment penalty to the FHLB of $11.8 million, partly offset by an $8.2 million reduction in FDIC insurance expense. Reductions in a Visa indemnification obligation, discussed further in Note 19 to the consolidated financial statements, were recorded in both 2010 and 2009. Income tax expense amounted to $96.2 million in 2010 and $73.8 million in 2009. The effective tax rate was 30.3% in 2010 compared to 30.4% in the previous year.

Net income for 2009 was $169.1 million, a decline of $19.6 million, or 10.4%, compared to $188.7 million in 2008. The decline in net income resulted from a $51.8 million increase in the provision for loan losses and a $37.5 million decrease in investment securities gains, but was partly offset by increases of $42.8 million in net interest income and $20.5 million in non-interest income. Diluted income per share was $1.97 in 2009 compared to $2.24 in 2008. Several significant items of non-interest income and non-interest expense affected results for 2009 and 2008. During 2009, FDIC insurance expense rose to $27.4 million compared to $2.1 million in 2008. Results for 2008 included a $22.2 million gain on the redemption of Visa stock, a loss of $33.3 million relating to purchases of auction rate securities, and a $6.9 million gain on a bank branch sale. Reductions in the Visa indemnification obligation were $2.5 million in 2009 compared to $9.6 million in 2008. The return on average assets was .96% in 2009 compared to 1.15% in 2008, and the return on average equity was 9.76% compared to 11.81%. At December 31, 2009, the ratio of tangible equity to assets improved to 9.71% compared to 8.25% at year end 2008.

During 2009, net interest income increased $42.8 million, or 7.2%, compared to 2008. Similarly to the trend in 2010, growth in 2009 was largely due to lower rates paid on deposits and borrowings coupled with a higher average balance in investment securities, but partly offset by lower yields on loans and investment securities and lower loan balances. The provision for loan losses totaled $160.7 million in 2009, an increase of $51.8 million over the prior year and indicative of the general economic decline. The Company incurred higher net loan charge-offs in all loan categories, with the largest increases in construction, consumer, consumer credit card, and business loans.

Non-interest income in 2009 increased $20.5 million, or 5.5%, over amounts reported in 2008, mainly due to growth in bank card and student lending fees, which rose $8.3 million and $20.8 million, respectively. Student lending (included in loan fees and sales) included higher gains on loan sales and the reversal of certain impairment charges which had been recorded in 2008. Non-interest expense increased $6.4 million, or 1.0%, over 2008. This expense growth included increases of $25.3 million in FDIC insurance expense and $12.2 million in salaries and employee benefits expense, in addition to a $7.1 million decline in reductions to the Visa indemnification obligation. These increases in expense were largely offset by the 2008 loss of $33.3 million on the purchase of auction rate securities, discussed further in the Non-Interest Expense section. Income tax expense declined 13.3% in 2009 and resulted in an effective tax rate of 30.4%, which was slightly lower than the effective tax rate of 31.1% in the previous year. The decrease in income tax expense in 2009 compared to 2008 was mainly due to changes in the mix of taxable and non-taxable income on lower pre-tax income.

The Company continually evaluates the profitability of its network of bank branches throughout its markets. As a result of this evaluation process, the Company may periodically sell the assets and liabilities of certain branches, or may sell the premises of specific banking facilities. In February 2009, the Company sold its branch in Lakin, Kansas. In this transaction, the Company sold the bank facility and certain deposits totaling approximately $4.7 million and recorded a gain of $644 thousand. During the second quarter of 2008, the Company sold its banking branch, including the facility, in Independence, Kansas. In this transaction, approximately $23.3 million in loans, $85.0 million in deposits, and various other assets and liabilities were sold. A gain of $6.9 million was recorded.

The Company distributed a 5% stock dividend for the seventeenth consecutive year on December 20, 2010. All per share and average share data in this report has been restated to reflect the 2010 stock dividend.

Critical Accounting Policies

The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 to the consolidated financial statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or be subject to variations which may significantly affect the Company's reported results and financial position for the current period or future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Current economic conditions may require the use of additional estimates, and some estimates may be subject to a greater degree of uncertainty due to the current instability of the economy. The Company has identified several policies as being critical because they require management to make particularly difficult, subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for loan losses, the valuation of certain investment securities, and accounting for income taxes.

Allowance for Loan Losses

The Company performs periodic and systematic detailed reviews of its loan portfolio to assess overall collectability. The level of the allowance for loan losses reflects the Company's estimate of the losses inherent in the loan portfolio at any point in time. While these estimates are based on substantive methods for determining allowance requirements, actual outcomes may differ significantly from estimated results, especially when determining allowances for business, lease, construction and business real estate loans. These loans are normally larger and more complex, and their collection rates are harder to predict. Personal loans, including personal mortgage, credit card and consumer loans, are individually smaller and perform in a more homogenous manner, making loss estimates more predictable. Further discussion of the methodology used in establishing the allowance is provided in the Allowance for Loan Losses section of this discussion and in Note 1.

Valuation of Investment Securities

The Company carries its investment securities at fair value and employs valuation techniques which utilize observable inputs when those inputs are available. These observable inputs reflect assumptions market participants would use in pricing the security and are developed based on market data obtained from sources independent of the Company. When such information is not available, the Company employs valuation techniques which utilize unobservable inputs, or those which reflect the Company's own assumptions about market participants, based on the best information available in the circumstances. These valuation methods typically involve cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, estimates, or other inputs to the valuation techniques could have a material impact on the Company's future financial condition and results of operations. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Under the fair value measurement hierarchy, fair value measurements are classified as Level 1 (quoted prices), Level 2 (based on observable inputs) or Level 3 (based on unobservable, internally-derived inputs), as discussed in more detail in Note 16 on Fair Value Measurements. Most of the available for sale investment portfolio is priced utilizing industry-standard models that consider various assumptions observable in the marketplace, or can be derived from observable data. Such securities totaled approximately $6.7 billion, or 91.5% of the available for sale portfolio at December 31, 2010, and were classified as Level 2 measurements. The Company also holds $150.1 million in auction rate securities. These were classified as Level 3 measurements, as no market currently exists for these securities, and fair values were derived from internally generated cash flow valuation models which used unobservable inputs significant to the overall measurement.

Changes in the fair value of available for sale securities, excluding credit losses relating to other-than-temporary impairment, are reported in other comprehensive income. The Company periodically evaluates the available for sale portfolio for other-than-temporary impairment. Evaluation for other-than-temporary impairment is based on the Company's intent to sell the security and whether it is likely that it will be required to sell the security before the anticipated recovery of its amortized cost basis. If either of these conditions is met, the entire loss (the amount by which the amortized cost exceeds the fair value) must be recognized in current earnings. If neither condition is met, but the Company does not expect to recover the amortized cost basis, the Company must determine whether a credit loss has occurred. This credit loss is the amount by which the amortized cost basis exceeds the present value of cash flows expected to be collected from the security. The credit loss, if any, must be recognized in current earnings, while the remainder of the loss, related to all other factors, is recognized in other comprehensive income.

The estimation of whether a credit loss exists and the period over which the security is expected to recover requires significant judgment. The Company must consider available information about the collectability of the security, including information about past events, current conditions, and reasonable forecasts, which includes payment structure, prepayment speeds, expected defaults, and collateral values. Changes in these factors could result in additional impairment, recorded in current earnings, in future periods.

At December 31, 2010, non-agency guaranteed mortgage-backed securities with a par value of $184.3 million were identified as other-than-temporarily impaired. The credit-related impairment loss on these securities amounted to $7.5 million, which was recorded in the consolidated income statement in investment securities gains (losses), net. The noncredit-related loss on these securities, which was recorded in other comprehensive income, was $12.2 million on a pre-tax basis.

The Company, through its direct holdings and its Small Business Investment subsidiaries, has numerous private equity investments, categorized as non-marketable securities in the accompanying consolidated balance sheets. These investments are reported at fair value, and totaled $58.2 million at December 31, 2010. Changes in fair value are reflected in current earnings and reported in investment securities gains (losses), net in the consolidated income statements. Because there is no observable market data for these securities, their fair values are internally developed using available information and management's judgment and are classified as Level 3 measurements. Although management believes its estimates of fair value reasonably reflect the fair value of these securities, key assumptions regarding the projected financial performance of these companies, the evaluation of the investee company's management team, and other economic and market factors may affect the amounts that will ultimately be realized from these investments.

Accounting for Income Taxes

Accrued income taxes represent the net amount of current income taxes which are expected to be paid attributable to operations as of the balance sheet date. Deferred income taxes represent the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. Current and deferred income taxes are reported as either a component of other assets or other liabilities in the consolidated balance sheets, depending on whether the balances are assets or liabilities. Judgment is required in applying generally accepted accounting principles in accounting for income taxes. The Company regularly monitors taxing authorities for changes in laws and regulations and their interpretations by the judicial systems. The aforementioned changes, and changes that may result from the resolution of income tax examinations by federal and state taxing authorities, may impact the estimate of accrued income taxes and could materially impact the Company's financial position and results of operations.

Net Interest Income

Net interest income, the largest source of revenue, results from the Company's lending, investing, borrowing, and deposit gathering activities. It is affected by both changes in the level of interest rates and changes in the amounts and mix of interest earning assets and interest bearing liabilities. The following table summarizes the changes in net interest income on a fully taxable equivalent basis, by major category of interest earning assets and interest bearing liabilities, identifying changes related to volumes and rates. Changes not solely due to volume or rate changes are allocated to rate.

	2010			2009		
	Change due to			Change due to		
(In thousands)	**Average Volume**	**Average Rate**	**Total**	Average Volume	Average Rate	Total
Interest income, fully taxable equivalent basis						
Loans	**$(40,397)**	**$ (7,643)**	**$(48,040)**	$(31,745)	$ (66,327)	$ (98,072)
Loans held for sale	**(809)**	**(1,319)**	**(2,128)**	2,161	(8,910)	(6,749)
Investment securities:						
U.S. government and federal agency obligations	**10,767**	**(7,848)**	**2,919**	6,568	(178)	6,390
Government-sponsored enterprise obligations	**2,009**	**(1,637)**	**372**	(1,531)	(1,325)	(2,856)
State and municipal obligations	**4,676**	**(3,089)**	**1,587**	9,669	(3,557)	6,112
Mortgage and asset-backed securities	**34,296**	**(49,602)**	**(15,306)**	63,862	(22,144)	41,718
Other securities	**(726)**	**805**	**79**	4,524	(1,155)	3,369
Short-term federal funds sold and securities purchased under agreements to resell	**(206)**	**32**	**(174)**	(7,361)	(704)	(8,065)
Long-term securities purchased under agreements to resell	**2,549**	**—**	**2,549**	—	—	—
Interest earning deposits with banks	**(385)**	**5**	**(380)**	1,183	(574)	609
Total interest income	**11,774**	**(70,296)**	**(58,522)**	47,330	(104,874)	(57,544)
Interest expense						
Interest bearing deposits:						
Savings	**60**	**(80)**	**(20)**	113	(657)	(544)
Interest checking and money market	**5,562**	**(7,675)**	**(2,113)**	6,211	(35,369)	(29,158)
Time open and C.D.'s of less than $100,000	**(8,420)**	**(20,691)**	**(29,111)**	(3,466)	(21,874)	(25,340)
Time open and C.D.'s of $100,000 and over	**(7,117)**	**(14,407)**	**(21,524)**	8,424	(28,718)	(20,294)
Federal funds purchased and securities sold under agreements to repurchase	**295**	**(1,410)**	**(1,115)**	(8,439)	(12,947)	(21,386)
Other borrowings	**(15,064)**	**(1,515)**	**(16,579)**	(4,611)	(1,767)	(6,378)
Total interest expense	**(24,684)**	**(45,778)**	**(70,462)**	(1,768)	(101,332)	(103,100)
Net interest income, fully taxable equivalent basis	**$ 36,458**	**$(24,518)**	**$ 11,940**	$ 49,098	$ (3,542)	$ 45,556

Net interest income totaled $645.9 million in 2010, representing an increase of $10.4 million, or 1.6%, compared to $635.5 million in 2009. On a tax equivalent basis, net interest income totaled $666.1 million and increased $11.9 million, or 1.8%, over the previous year. This increase was mainly the result of lower average deposit and borrowing balances and lower rates paid on these liabilities, which were partly offset by lower average loan balances and yields, coupled with lower rates earned on the investment securities portfolio. The net yield on earning assets (tax equivalent) was 3.89% in 2010 compared with 3.93% in the previous year.

During 2010, interest income on loans (tax equivalent) declined $48.0 million from 2009 due to lower average balances on most loan categories, coupled with lower rates earned on personal real estate and other personal banking loan products. The average rate earned on the loan portfolio was 5.28% compared to 5.27% in the previous year. Rates on consumer credit cards were impacted by new regulations on interest and service charges, while lower rates on personal real estate loans reflected the overall lower rate environment in the industry this year. Rates increased on business and construction loans, reflecting some increase in risk based pricing obtained earlier in the year. Total average loan balances decreased $931.2 million, or 8.8%, reflecting declines of $346.8 million in business and business real estate loans, $182.6 million in construction loans, $109.2 million in personal real estate and $214.1 million in consumer loans. The decrease in business,

business real estate and personal real estate loans was the result of loan principal pay downs and lower line of credit utilization, which exceeded new loan originations due to lower loan demands. The decline in construction loans was mainly due to the weak housing economy and the Company's efforts to reduce this portfolio. The decrease in average consumer loans was reflective of lower customer demand for automobile financing, coupled with the fact that the Company ceased most marine and recreational vehicle lending in 2008, while pay downs on the existing balances continued. In October 2010, the Company sold its entire held to maturity student loan portfolio, which totaled approximately $311.0 million, to another loan servicer. Total average loans held for sale, which are mainly federally guaranteed student loans, declined $39.1 million. In the second half of 2010, the Company sold most of these loans, and new regulations prohibit the Company from originating new federally guaranteed student loans in the future. Tax equivalent interest earned on investment securities decreased by $10.3 million, or 4.3%, due to lower rates earned, partly offset by higher average balances of securities. The average rate earned on the investment securities portfolio declined from 4.54% in 2009 to 3.40% in 2010, resulting in a decline in interest income of approximately $61.4 million due to lower rates. Average balances of mortgage and other asset-backed securities increased $1.1 billion, or 28.2%, while the average rate earned decreased 130 basis points to 3.17%. Average balances of U.S. government and federal agency securities increased $269.9 million during the year, while average rates earned decreased 179 basis points to 2.20%. Average state and municipal obligations balances increased $93.1 million, while average rates earned decreased 32 basis points to 4.70%. During the second half of 2010, in order to diversify its investment portfolio, the Company purchased long-term resell agreements. The average balance of these long-term resell agreements in 2010 was $150.2 million, and earned interest at an average rate of 1.70%. Most of the purchases were made in the later half of the year, and the year end balance grew to $450.0 million. Average rates (tax equivalent) earned on total interest earning assets in 2010 decreased to 4.38% compared to 4.85% in the previous year, or a decline of 47 basis points.

During 2010, interest expense on deposits decreased $52.8 million, or 44.4%, compared to 2009. This was mainly the result of lower rates on all deposit products coupled with a $930.1 million decline in average certificate of deposit balances, but partly offset by the effects of higher average balances of money market and interest checking accounts, which grew by $1.4 billion. Average rates paid on deposit balances declined 43 basis points in 2010 to .49%. Interest expense on borrowings declined $17.7 million, mainly the result of lower rates paid on total debt and lower average balances outstanding of FHLB borrowings. The average balance of FHLB borrowings decreased $383.7 million, partly due to scheduled maturities of advances and partly due to the early pay off of $125.0 million in advances prior to maturity. The average rate paid on total interest bearing liabilities decreased to .56% compared to 1.04% in 2009.

During 2009, interest income on loans (tax equivalent) declined $98.1 million from 2008 due to lower rates earned on most lending products coupled with lower loan balances, especially in business, business real estate and consumer loans. The average rate earned on the loan portfolio decreased 75 basis points to 5.27% compared to 6.02% in the previous year. Average loan balances decreased $306.0 million, or 2.8%, reflecting lower line of credit usage, lower demand and pay downs. Tax equivalent interest earned on investment securities increased by $54.7 million, or 29.8%, due to higher average balances of securities, partially offset by a decrease in rates earned on these investments. Average balances of mortgage and asset-backed securities increased 51.4% to $3.7 billion, and state and municipal obligations increased 25.6%. Additionally, average balances of U.S. government and federal agency securities increased 67.8% during the year to $307.1 million, primarily a result of purchases of U.S. Treasury inflation-protected securities during the last six months of 2009. Interest earned on federal funds sold and resell agreement assets declined $8.1 million, mainly due to a $381.5 million decrease in average balances coupled with much lower overnight rates. Average rates (tax equivalent) earned on interest earning assets in 2009 decreased to 4.85% compared to 5.63% in the previous year, or a decline of 78 basis points.

Interest expense on deposits decreased $75.3 million in 2009 compared to 2008. The decline resulted from much lower rates paid on all deposit products, but was partly offset by the effects of higher average balances of money market accounts and certificates of deposit of $100,000 and over. Average rates paid on deposit balances declined 76 basis points from 1.68% in 2008 to .92% in 2009. Interest expense on borrowings declined $27.8 million, or 44.1%, as a result of lower rates paid and lower average balances of federal funds purchased and repurchase agreement borrowings. The average rate paid on interest bearing liabilities decreased to 1.04% compared to 1.83% in 2008.

Provision for Loan Losses

The provision for loan losses totaled $100.0 million in 2010, which represented a decrease of $60.7 million from the 2009 provision of $160.7 million. Net loan charge-offs for the year totaled $96.9 million compared with $138.8 million in 2009, or a decrease of $41.9 million. The decrease in net loan charge-offs from the previous year was mainly the result of lower construction, consumer and business losses, which declined $19.1 million, $11.7 million, and $8.3 million, respectively. The allowance for loan losses totaled $197.5 million at December 31, 2010, an increase of $3.1 million over the prior year, and represented 2.10% of outstanding loans. The provision for loan losses is recorded to bring the allowance for loan losses to a level deemed adequate by management based on the factors mentioned in the following "Allowance for Loan Losses" section of this discussion.

Non-Interest Income

				% Change	
(Dollars in thousands)	**2010**	2009	2008	**'10-'09**	'09-'08
Bank card transaction fees	**$148,888**	$122,124	$113,862	**21.9%**	7.3%
Deposit account charges and other fees	**92,637**	106,362	110,361	**(12.9)**	(3.6)
Trust fees	**80,963**	76,831	80,294	**5.4**	(4.3)
Bond trading income	**21,098**	22,432	15,665	**(5.9)**	43.2
Consumer brokerage services	**9,190**	10,831	12,156	**(15.2)**	(10.9)
Loan fees and sales	**23,116**	21,273	(2,413)	**8.7**	N.M.
Other	**29,219**	36,406	45,787	**(19.7)**	(20.5)
Total non-interest income	**$405,111**	$396,259	$375,712	**2.2%**	5.5%
Non-interest income as a % of total revenue*	**38.5%**	38.4%	38.8%		
Total revenue per full-time equivalent employee	**$ 211.1**	$ 201.3	$ 185.6		

** Total revenue is calculated as net interest income plus non-interest income.*

Non-interest income totaled $405.1 million, an increase of $8.9 million, or 2.2%, compared to $396.3 million in 2009. Bank card fees increased $26.8 million, or 21.9%, due to growth of 50.2%, 13.2%, and 15.6% in corporate card, debit card and merchant transactions, respectively. During 2010, debit card fees totaled $57.0 million and comprised 38.3% of total bank card fees, while corporate card fees totaled $48.3 million and comprised 32.4% of total fees. Trust fee income increased $4.1 million, or 5.4%, as a result of growth in personal and institutional trust fees, partly offset by lower corporate fees. While most of the growth in trust fees came from private client business, fees from institutional trust services also grew $1.5 million, or 10.2%, in 2010. Because of the low interest rate environment this year, the Company waived trust fees on certain short-term client assets in money market investments. It is estimated that these waived fees amounted to approximately $6 million. The market value of total customer trust assets (on which fees are charged) totaled $25.1 billion at year end 2010, and grew 13.5% over year end 2009. Deposit account fees declined $13.7 million, or 12.9%, from the prior year as a result of a $13.6 million decline in overdraft fee revenue. Overdraft fees comprised 55.2% of total deposit account fee income in 2010, down from 60.9% in 2009. The lower overdraft fees resulted from the Company's implementation on July 1, 2010 of new overdraft regulations on debit card transactions. Also, corporate cash management fees, which comprised 35.7% of total deposit account fees in 2010, declined 1.9% this year on lower sales/activity. Bond trading income declined $1.3 million, or 5.9%, due to lower sales of fixed income securities to correspondent banks and corporate customers, while consumer brokerage services revenue declined $1.6 million, or 15.2%, mainly due to lower fees earned on mutual fund sales. Loan fees and sales increased by $1.8 million over 2009. This increase included a $6.9 million gain recorded on the sale of the Company's held to maturity portfolio of student loans in late 2010, partly offset by a $5.3 million decline in gains on sales of loans held for sale and adjustments to related impairment reserves. Other non-interest income decreased by $7.2 million partly due to impairment charges of $2.0 million on certain bank premises, coupled with other fixed asset retirements. Also included were declines in cash sweep commissions and equipment rental income, partially offset by higher fees on letters of credit and foreign exchange transactions.

During 2009, non-interest income increased $20.5 million, or 5.5%, over 2008 to $396.3 million. Deposit account fees declined $4.0 million, or 3.6%, as a result of lower overdraft fee revenue, which fell $6.8 million, or 9.5%. Partly offsetting this decline was an increase in cash management fees, which grew $3.2 million, or 10.6%, over the prior year. Bank card fee income rose $8.3 million, or 7.3% overall, due to growth in transaction fees earned on corporate card, debit card and merchant transactions, which increased 24.1%, 4.6% and 3.4%, respectively, but was negatively impacted by lower retail sales affecting credit card fees. Trust fees decreased $3.5 million, or 4.3%, mainly in institutional and corporate fees and reflected the impact that lower markets had on trust asset values during 2009, as well as the effects of low interest rates on money market assets held in trust accounts. The market value of total customer trust assets totaled $22.1 billion at year end 2009 and grew 14.0% over year end 2008. Bond trading income rose $6.8 million due to higher sales volume, while consumer brokerage services revenue declined $1.3 million due to lower fees earned on sales of annuity and mutual fund products. Loan fees and sales increased by $23.7 million, as gains on student loan sales increased $20.8 million. The 2009 gains included the reversal of impairment reserves of $8.6 million on certain held for sale student loans, through sales of the related loans and recoveries in the fair value of most of the remaining outstanding loans. The impairment had originally been established in 2008 due to liquidity concerns, which at year end 2009 were largely alleviated. In addition, mortgage banking revenue and loan commitment fees both increased over 2008. The decrease in other non-interest income of $9.4 million from 2008 was mainly due to a gain of $6.9 million recorded in the second quarter of 2008 on the sale of a banking branch in Independence, Kansas. Other declines were reported in cash sweep commissions, equipment rental income and fees on interest rate swap sales. Partly offsetting these declines was an impairment charge of $1.1 million recorded in 2008 on a Kansas City office building.

Investment Securities Gains (Losses), Net

Net gains and losses on investment securities during 2010, 2009 and 2008 are shown in the table below. Included in these amounts are gains and losses arising from sales of bonds from the Company's available for sale portfolio, including credit-related losses on debt securities identified as other-than-temporarily impaired. Also included are gains and losses on sales of publicly traded common stock held by the holding company, Commerce Bancshares, Inc. (the Parent). Gains and losses relating to non-marketable private equity investments, which are primarily held by the Parent's majority-owned venture capital subsidiaries, are also shown below. These include fair value adjustments, in addition to gains and losses realized upon disposition. Portions of the fair value adjustments attributable to minority interests are reported as non-controlling interest in the consolidated income statement and resulted in income of $108 thousand and $1.1 million in 2010 and 2009, respectively, and expense of $299 thousand in 2008.

Net securities losses of $1.8 million were recorded in 2010. Included in these losses are credit-related impairment losses of $5.1 million on certain non-agency guaranteed mortgage-backed securities which have been identified as other-than-temporarily impaired. These securities had a par value of $184.3 million at December 31, 2010. The cumulative credit-related impairment loss on these securities, recorded in earnings, amounted to $7.5 million, while the cumulative noncredit-related loss on these securities, which has been recorded in other comprehensive income (loss), was $12.2 million. Offsetting these losses were net gains of $3.5 million recorded on sales of investment securities (mainly mortgage-backed and municipals) from the bank portfolio.

Net securities losses of $7.2 million were recorded in 2009, compared to net gains of $30.3 million in 2008. Most of the loss recorded in 2009 resulted from a $5.0 million net decline in fair value of various private equity securities. In addition, credit-related other-than-temporary impairment (OTTI) losses of $2.5 million were recorded on the non-agency mortgage-backed securities mentioned above. The net gain in 2008 included a $22.2 million gain resulting from the redemption of Visa Class B stock in conjunction with an initial public offering by Visa. In addition, during 2008 certain auction rate securities were sold in exchange for student loans, resulting in a gain of $7.9 million.

(Dollars in thousands)	**2010**	2009	2008
Available for sale:			
Preferred equity securities	**$ —**	$ —	$ (3,504)
Common stock	**—**	—	(294)
Auction rate securities	**—**	—	7,861
Other bonds:			
Realized gains	**3,488**	322	1,140
OTTI losses	**(5,069)**	(2,473)	—
Non-marketable:			
Private equity investments	**(204)**	(5,044)	2,895
Visa Class B stock	**—**	—	22,196
Total investment securities gains (losses), net	**$(1,785)**	$(7,195)	$30,294

Non-Interest Expense

				% Change	
(Dollars in thousands)	**2010**	2009	2008	**'10-'09**	'09-'08
Salaries	**$292,675**	$290,289	$286,161	**.8%**	1.4%
Employee benefits	**53,875**	55,490	47,451	**(2.9)**	16.9
Net occupancy	**46,987**	45,925	46,317	**2.3**	(.8)
Equipment	**23,324**	25,472	24,569	**(8.4)**	3.7
Supplies and communication	**27,113**	32,156	35,335	**(15.7)**	(9.0)
Data processing and software	**67,935**	61,789	56,387	**9.9**	9.6
Marketing	**18,161**	18,231	19,994	**(.4)**	(8.8)
Deposit insurance	**19,246**	27,373	2,051	**(29.7)**	N.M.
Debt extinguishment	**11,784**	—	—	**N.M.**	N.M.
Loss on purchase of auction rate securities	**—**	—	33,266	**N.M.**	N.M.
Indemnification obligation	**(4,405)**	(2,496)	(9,619)	**N.M.**	N.M.
Other	**74,439**	67,508	73,468	**10.3**	(8.1)
Total non-interest expense	**$631,134**	$621,737	$615,380	**1.5%**	1.0%
Efficiency ratio	**59.7%**	59.9%	63.1%		
Salaries and benefits as a % of total non-interest expense	**54.9%**	55.6%	54.2%		
Number of full-time equivalent employees	**4,979**	5,125	5,217		

Non-interest expense was $631.1 million in 2010, an increase of $9.4 million, or 1.5%, over the previous year. Non-interest expense included a debt pre-payment penalty of $11.8 million in 2010, in addition to reductions in a Visa indemnification obligation of $4.4 million and $2.5 million in 2010 and 2009, respectively. Excluding these items, non-interest expense would have amounted to $623.8 million in 2010, a decrease of $478 thousand from the prior year. Salaries and benefits grew by $771 thousand, or .2%, mainly as a result of higher costs for incentives and 401K plan contributions, but lower costs for base salaries, pension and medical plans. Total salaries expense was up $2.4 million, or .8%, and full-time equivalent employees totaled 4,979 and 5,125 at December 31, 2010 and 2009, respectively, a decline of 2.8%. Occupancy costs increased $1.1 million, or 2.3%, primarily resulting from higher real estate taxes and utilities expense. Equipment costs decreased $2.1 million mainly due to lower depreciation on data processing equipment. Supplies and communication expense declined $5.0 million, or 15.7%, which reflected certain initiatives to reduce paper supplies, customer checks and courier costs. Data processing and software costs grew $6.1 million, primarily due to higher bank card processing costs, which have increased in proportion to the growth in bank card revenues. Deposit insurance decreased $8.1 million mainly due to a special assessment levied by the FDIC in 2009 which did not reoccur in 2010. Other non-interest expense increased $6.9 million and included foreclosed property expense of $6.3 million, which increased due to higher write-downs to fair value and additional holding costs, in conjunction with higher levels of such assets held by the Company. Also included were higher costs for professional services, partially offset by lower operating losses.

In 2009, non-interest expense was $621.7 million, an increase of $6.4 million, or 1.0%, over the previous year. FDIC insurance expense, including normal deposit premiums and special assessments, increased $25.3 million compared to 2008, as the FDIC began a program to replenish its insurance fund. During 2009, salaries and benefits expense increased by $12.2 million, or 3.6%, over 2008 due to merit increases and higher pension and medical costs. Occupancy expense decreased slightly, while equipment expense increased $903 thousand, or 3.7%, mainly due to higher data processing equipment depreciation expense. Supplies and communication expense decreased $3.2 million, or 9.0%, as a result of lower supplies and courier expense. Data processing and software costs grew by $5.4 million, or 9.6%. Core data processing expense increased $3.5 million due to several new software and servicing systems, in addition to higher bank card processing costs. Marketing expense decreased $1.8 million, or 8.8%. Other non-interest expense decreased $6.0 million, or 8.1%, partly due to declines in travel and entertainment expense and impairment charges on foreclosed property. Other decreases occurred in leased asset depreciation, professional fees and recruiting expense, which were partly offset by a decline in loan origination cost deferrals. Total non-interest expense in 2008 included a $33.3 million non-cash loss related to the purchase of auction rate securities from customers, which represented the amount by which the purchase price (at par) exceeded estimated fair value on the purchase date.

Income Taxes

Income tax expense was $96.2 million in 2010, compared to $73.8 million in 2009 and $85.1 million in 2008. Income tax expense in 2010 increased 30.5% over 2009, compared to a 31.4% increase in pre-tax income. The effective tax rate, including the effect of non-controlling interest, was 30.3%, 30.4% and 31.1% in 2010, 2009 and 2008, respectively. The Company's effective tax rates in those years were lower than the federal statutory rate of 35% mainly due to tax-exempt interest on state and local municipal obligations.

Financial Condition

Loan Portfolio Analysis

Classifications of consolidated loans by major category at December 31 for each of the past five years are shown in the table below. This portfolio consists of loans which were acquired or originated with the intent of holding to their maturity. Loans held for sale are separately discussed in a following section. A schedule of average balances invested in each loan category below appears on page 60.

	Balance at December 31				
(In thousands)	**2010**	2009	2008	2007	2006
Commercial:					
Business	**$2,957,043**	$ 2,877,936	$ 3,404,371	$ 3,257,047	$2,860,692
Real estate – construction and land	**460,853**	665,110	837,369	668,701	658,148
Real estate – business	**2,065,837**	2,104,030	2,137,822	2,239,846	2,148,195
Personal banking:					
Real estate – personal	**1,440,386**	1,537,687	1,638,553	1,540,289	1,478,669
Consumer	**1,164,327**	1,333,763	1,615,455	1,648,072	1,435,038
Revolving home equity	**477,518**	489,517	504,069	460,200	441,851
Student	—	331,698	358,049	—	—
Consumer credit card	**831,035**	799,503	779,709	780,227	648,326
Overdrafts	**13,983**	6,080	7,849	10,986	10,601
Total loans	**$9,410,982**	$10,145,324	$11,283,246	$10,605,368	$9,681,520

In December 2008, the Company elected to reclassify certain segments of its real estate, business, and consumer portfolios. The reclassifications were made to better align the loan reporting with its related collateral and purpose. Amounts reclassified to real estate construction and land pertained mainly to commercial or residential land and lots which were held by borrowers for future development. Amounts reclassified to personal real estate related mainly to one to four family rental property secured by residential mortgages. The table below shows the effect of the reclassifications on the various lending categories as of the transfer date. Because the information was not readily available and it was impracticable to do so, periods prior to 2008 were not restated.

(In thousands)	Effect of reclassification
Business	$ (55,991)
Real estate – construction and land	158,268
Real estate – business	(214,071)
Real estate – personal	142,093
Consumer	(30,299)
Net reclassification	$ —

The contractual maturities of loan categories at December 31, 2010, and a breakdown of those loans between fixed rate and floating rate loans are as follows:

	Principal Payments Due			
(In thousands)	In One Year or Less	After One Year Through Five Years	After Five Years	Total
Business	$1,578,361	$1,216,165	$ 162,517	$2,957,043
Real estate – construction and land	304,116	154,252	2,485	460,853
Real estate – business	550,012	1,303,888	211,937	2,065,837
Real estate – personal	155,182	381,797	903,407	1,440,386
Total business and real estate loans	$2,587,671	$3,056,102	$1,280,346	6,924,119
Consumer[1]				1,164,327
Revolving home equity[2]				477,518
Consumer credit card[3]				831,035
Overdrafts				13,983
Total loans				$9,410,982
Loans with fixed rates	$ 540,563	$1,573,442	$ 451,261	$2,565,266
Loans with floating rates	2,047,108	1,482,660	829,085	4,358,853
Total business and real estate loans	$2,587,671	$3,056,102	$1,280,346	$6,924,119

(1) Consumer loans with floating rates totaled $113.8 million.

(2) Revolving home equity loans with floating rates totaled $472.7 million.

(3) Consumer credit card loans with floating rates totaled $465.9 million.

Total loans at December 31, 2010 were $9.4 billion, a decrease of $734.3 million, or 7.2%, from balances at December 31, 2009. The decline in loans during 2010 occurred principally in construction, consumer and student loans. Business loans increased $79.1 million, or 2.7%, reflecting growth in commercial and tax free loans, while lease balances, which are also included in the business category, decreased $37.9 million, or 13.5%, compared with the previous year end balance, as demand for equipment financing weakened. Business real estate loans were lower by $38.2 million, or 1.8%, and construction loans decreased $204.3 million, or 30.7%. The decline in construction loans reflected continued uncertain economic conditions in the real estate markets and lower overall demand. Personal real estate loans and consumer loans declined $97.3 million and $169.4 million, respectively, as loan pay downs exceeded new loan originations. Consumer loans declined primarily because the Company ceased most marine and recreational vehicle lending from that portfolio several years ago. Revolving home equity loans decreased $12.0 million due to fewer new account activations. Consumer credit card loans increased by $31.5 million, or 3.9%. The student loan portfolio, which was originally acquired in 2008, was sold in October 2010 as discussed below.

Period end loans decreased $1.1 billion, or 10.8%, in 2009 compared to 2008, resulting from decreases in business, construction, personal real estate and consumer loans.

The Company currently generates approximately 31% of its loan portfolio in the St. Louis market, 29% in the Kansas City market, and 40% in various other regional markets. The portfolio is diversified from a business and retail standpoint, with 58% in loans to businesses and 42% in loans to consumers. A balanced approach to loan portfolio management and an historical aversion toward credit concentrations, from an industry, geographic and product perspective, have contributed to low levels of problem loans and loan losses.

Commercial Loans

Business

Total business loans amounted to $3.0 billion at December 31, 2010 and include loans used mainly to fund customer accounts receivable, inventories, and capital expenditures. This portfolio also includes direct financing and sales type leases totaling $243.5 million, which are used by commercial customers to finance capital purchases ranging from computer equipment to office and transportation equipment. These leases comprise 2.6% of the Company's total loan portfolio. Also included in this portfolio are corporate card loans, which totaled $175.9 million at December 31, 2010. These loans, which grew by 13.9% in 2010, are made in conjunction with the Company's corporate card business, which assists the increasing number of businesses that are shifting from paper checks to a credit card payment system in order to automate payment processes. These loans are generally short-term, with outstanding balances averaging between 7 to 13 days in duration, which helps to limit risk in these loans.

Business loans are made primarily to customers in the regional trade area of the Company, generally the central Midwest, encompassing the states of Missouri, Kansas, Illinois, and nearby Midwestern markets, including Iowa, Oklahoma, Colorado and Ohio. The portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, wholesaling, retailing, agribusiness, insurance, financial services, public utilities, and other service businesses. Emphasis is upon middle-market and community businesses with known local management and financial stability. The Company participates in credits of large, publicly traded companies when business operations are maintained in the local communities or regional markets and opportunities to provide other banking services are present. Consistent with management's strategy and emphasis upon relationship banking, most borrowing customers also maintain deposit accounts and utilize other banking services. Net loan charge-offs in this category totaled $4.6 million in 2010 and $12.8 million in 2009. Non-accrual business loans were $8.9 million (.3% of business loans) at December 31, 2010 compared to $12.9 million at December 31, 2009. Included in these totals were non-accrual lease-related loans of $887 thousand and $3.3 million at December 31, 2010 and 2009, respectively. Growth opportunities in business loans will largely depend on the speed and sustainability of economic recovery. Such growth is dependent on market conditions which enable businesses to grow and invest in new capital, in addition to the Company's own solicitation efforts in attracting new, high quality loans.

Real Estate-Construction and Land

The portfolio of loans in this category amounted to $460.9 million at December 31, 2010 and comprised 4.9% of the Company's total loan portfolio. These loans are predominantly made to businesses in the local markets of the Company's banking subsidiary. Commercial construction loans, comprising 33.0% of the portfolio at December 31, 2010, are made during the construction phase for small and medium-sized office and medical buildings, manufacturing and warehouse facilities, apartment complexes, shopping centers, hotels and motels, and other commercial properties. Exposure to larger, speculative commercial properties remains low. Commercial land and land development loans relate to land owned or developed for use in conjunction with business properties. Residential construction and land development loans at December 31, 2010 totaled $193.5 million. The largest percentage of residential construction and land development loans are for projects located in the Kansas City and St. Louis metropolitan areas. Credit risk in this sector has risen over the last few years, especially in residential land development lending, as a result of the slowdown in the housing industry and worsening economic conditions. Over the last two years, net charge-offs on construction and land loans have remained at elevated levels. However, in 2010 net loan charge-offs decreased 56.0% to $15.0 million, compared to net charge-offs of $34.1 million in 2009. The net charge-offs in 2010 were mainly comprised of $11.2 million in charge-offs on loans to three specific borrowers, and the largest portion of total 2010 charge-offs occurred in the first quarter. Construction and land development loans on non-accrual status declined to $52.8 million at year end 2010 compared to $62.5 million at year end 2009, with approximately 40% of the non-accrual balance at year end 2010 comprised of loans to three individual borrowers. The Company's watch list, which includes special mention and substandard categories, included $37.0 million of residential land and construction loans which are being closely monitored.

Real Estate-Business

Total business real estate loans were $2.1 billion at December 31, 2010 and comprised 22.0% of the Company's total loan portfolio. This category includes mortgage loans for small and medium-sized office and medical buildings, manufacturing and warehouse facilities, shopping centers, hotels and motels, and other commercial properties. Emphasis is placed on owner-occupied and income producing commercial real estate properties, which present lower risk levels. The borrowers and/or the properties are generally located in local and regional markets. Additional information about loans by type is presented on page 39. At December 31, 2010, non-accrual balances amounted to $16.2 million, or .8%, of the loans in this category, down from

$21.8 million at year end 2009. The Company experienced net charge-offs of $4.1 million in 2010, compared to net charge-offs of $5.2 million in 2009.

Personal Banking Loans

Real Estate-Personal

At December 31, 2010, there were $1.4 billion in outstanding personal real estate loans, which comprised 15.3% of the Company's total loan portfolio. The mortgage loans in this category are mainly for owner-occupied residential properties. The Company originates both adjustable rate and fixed rate mortgage loans. The Company retains adjustable rate mortgage loans, and may from time to time retain certain fixed rate loans (typically 15 and 20-year fixed rate loans) as directed by its Asset/Liability Management Committee. Other fixed rate loans in the portfolio have resulted from previous bank acquisitions. The Company does not purchase these types of loans from outside parties or brokers, and has never maintained or promoted subprime or reduced document products. At December 31, 2010, 51% of the portfolio was comprised of adjustable rate loans while 49% was comprised of fixed rate loans. Levels of mortgage loan origination activity decreased slightly in 2010 compared to 2009, with originations of $197 million in 2010 compared with $199 million in 2009. Growth in mortgage loan originations continued to be constrained in 2010 as a result of the weakened economy, slower housing starts, demand for fixed rates, and lower re-sales within the Company's markets. The Company has experienced lower loan losses in this category than many others in the industry, and believes this is partly because of its conservative underwriting culture and the fact that it does not offer subprime lending products or purchase loans from brokers. Net loan charge-offs for 2010 amounted to $2.1 million, compared to $2.8 million in the previous year. The non-accrual balances of loans in this category decreased to $7.3 million at December 31, 2010, compared to $9.4 million at year end 2009.

Consumer

Consumer loans consist of auto, marine, tractor/trailer, recreational vehicle (RV), fixed rate home equity, and other consumer installment loans. These loans totaled $1.2 billion at year end 2010. Approximately 66% of consumer loans outstanding were originated indirectly from auto and other dealers, while the remaining 34% were direct loans made to consumers. Approximately 28% of the consumer portfolio consists of automobile loans, 46% in marine and RV loans and 11% in fixed rate home equity lending. As mentioned above, total consumer loans declined $169.4 million in 2010 as a result of a decrease of $135.8 million in marine and RV loans, due to the Company's decision in 2008 to cease most marine and RV lending. In addition, auto lending declined $40.8 million, or 11.0%. Net charge-offs on consumer loans were $20.5 million in 2010 compared to $32.2 million in 2009. Net charge-offs decreased to 1.6% of average consumer loans in 2010 compared to 2.2% in 2009. Consumer loan net charge-offs included marine and RV loan net charge-offs of $14.8 million, which were 2.5% of average marine and RV loans in 2010, compared to 3.0% in 2009.

Revolving Home Equity

Revolving home equity loans, of which 99% are adjustable rate loans, totaled $477.5 million at year end 2010. An additional $657.8 million was available in unused lines of credit, which can be drawn at the discretion of the borrower. Home equity loans are secured mainly by second mortgages (and less frequently, first mortgages) on residential property of the borrower. The underwriting terms for the home equity line product permit borrowing availability, in the aggregate, generally up to 80% or 90% of the appraised value of the collateral property at the time of origination.

Student

In December 2008, the Company acquired a portfolio of federally guaranteed student loans from a student loan agency. The loans were acquired in exchange for certain auction rate securities issued by that agency, which were purchased earlier in the year by the Bank from its customers. The loans, which had an average estimated life of approximately seven years at purchase date, were recorded at fair value, which resulted in a discount from their face value of approximately 2.5%. At the time of the purchase, the Company intended to hold the loans until their maturity. However, in October 2010, the agency, as allowed under the original exchange contract, elected to repurchase the loans. The carrying amount of the loans sold totaled approximately $311.0 million, and the Company recorded a gain of $6.9 million.

Consumer Credit Card

Total consumer credit card loans amounted to $831.0 million at December 31, 2010 and comprised 8.8% of the Company's total loan portfolio. The credit card portfolio is concentrated within regional markets served by the Company. The Company offers a variety of credit card products, including affinity cards, rewards cards, and standard and premium credit cards, and emphasizes its credit card relationship product, Special Connections. Approximately 63% of the households in Missouri that own a Commerce credit card product also maintain a deposit relationship with the subsidiary bank. At December 31, 2010, approximately 56% of the outstanding credit card loan balances had a floating interest rate, compared to 92% in the prior year. This decline is due to the provisions of the Card Act, which went into effect in 2009, under which certain credit card balances that previously had variable rates were changed to non-variable rates. Net charge-offs amounted to $47.7 million in 2010, compared to $49.3 million in 2009. The annual ratio of net credit card loan charge-offs to total average credit card loans totaled 6.3% in 2010 compared to 6.8% in 2009. These ratios, however, remain below national loss averages.

Loans Held for Sale

Total loans held for sale at December 31, 2010 were $63.8 million, a decrease of $281.3 million, from $345.0 million at year end 2009. Loans classified as held for sale consist of student loans and residential mortgage loans.

Most of the portfolio is comprised of originated loans to students attending colleges and universities. These loans are normally sold to the secondary market when the student graduates and the loan enters into repayment status. Nearly all of these loans are based on variable rates. The Company has historically sold these loans under agreements with the Department of Education and various student loan servicing agencies, including the Missouri Higher Education Loan Authority, the Student Loan Marketing Association and others. However, because of recent legislation which required the Company to terminate its guaranteed student loan origination business effectively July 1, 2010, student loan balances declined to $53.3 million at year end 2010, compared to $334.5 million at year end 2009.

The student loans outstanding at year end 2010 have associated purchase commitments from various student loan agencies. However, certain agencies have been unable to make purchases under contractual terms and uncertainties exist about their future ability. These loans are carried at fair value and totaled $12.1 million at December 31, 2010, including an associated impairment allowance of $569 thousand.

The remainder of the held for sale portfolio consists of fixed rate mortgage loans, which are sold in the secondary market, generally within three months of origination. The loans are sold primarily to other financial institutions and federal agencies under industry-standard contracts which require various representations by the Company as to ownership, tax status, document delivery, and compliance with selection criteria underwriting standards, and may obligate the Company to repurchase such loans if these representations cannot be satisfied. The Company did not receive any repurchase requests in 2010, and does not believe there are any significant risks or uncertainties associated with its sales. Mortgage loans held for sale totaled $10.4 million and $10.5 million at December 31, 2010 and 2009, respectively.

Allowance for Loan Losses

The Company has an established process to determine the amount of the allowance for loan losses, which assesses the risks and losses inherent in its portfolio. This process provides an allowance consisting of a specific allowance component based on certain individually evaluated loans and a general component based on estimates of reserves needed for pools of loans.

Loans subject to individual evaluation generally consist of business, construction, commercial real estate and personal real estate loans on non-accrual status. These impaired loans are evaluated individually for the impairment of repayment potential and collateral adequacy, and in conjunction with current economic conditions and loss experience, allowances are estimated. Loans which are not individually evaluated are segregated by loan type and sub-type, and are collectively evaluated. These include certain troubled debt restructurings, which are collectively evaluated because they have similar risk characteristics. Loans not individually evaluated are aggregated and reserves are recorded using a consistent methodology that considers historical loan loss experience by loan type, delinquencies, current economic factors, loan risk ratings and industry concentrations.

The Company's estimate of the allowance for loan losses and the corresponding provision for loan losses rests upon various judgments and assumptions made by management. Factors that influence these judgments include past loan loss experience, current loan portfolio composition and characteristics, trends in portfolio risk ratings, levels of non-performing assets, and prevailing regional and national economic conditions. The Company has internal credit administration and loan review staffs that continuously review loan quality and report the results of their reviews and examinations to the Company's senior management and Board of Directors. Such reviews also assist management in establishing the level of the allowance. The Company's subsidiary bank continues to be subject to examination by the Office of the Comptroller of the Currency (OCC) and examinations are conducted throughout the year, targeting various segments of the loan portfolio for review. In addition to the examination of the subsidiary bank by the OCC, the parent holding company and its non-bank subsidiaries are examined by the Federal Reserve Bank. Refer to Note 1 to the consolidated financial statements for additional discussion on the allowance and charge-off policies.

At December 31, 2010, the allowance for loan losses was $197.5 million compared to a balance at year end 2009 of $194.5 million. Total loans delinquent 90 days or more and still accruing were $20.5 million at December 31, 2010, a decrease of $22.2 million compared to year end 2009. Approximately $13.8 million of this decrease was due to the sale of the held to maturity student loan portfolio in the fourth quarter of 2010. Non-accrual loans at December 31, 2010 were $85.3 million, a decrease of $21.3 million from the prior year, and were mainly comprised of construction and business real estate loans totaling $52.8 million and $16.2 million, respectively. The Company's analysis of the allowance considered the impact of the economic downturn experienced in 2009 on the current portfolio, which resulted in a slight increase in the allowance balance during the first quarter of 2010. The percentage of allowance to loans increased to 2.10% at December 31, 2010 compared to 1.92% at year end 2009 as a result of the slight increase in the allowance balance, coupled with a decrease in period end loan balances of 7.2%.

Net loan charge-offs totaled $96.9 million in 2010, representing a $41.9 million decrease compared to net charge-offs of $138.8 million in 2009. Net charge-offs related to business loans were $4.6 million in 2010 compared to $12.8 million in 2009. Construction and land loans incurred net charge-offs of $15.0 million in 2010 compared to $34.1 million in 2009. Net charge-offs related to consumer loans decreased $11.7 million to $20.5 million at December 31, 2010, representing 21.1% of total net charge-offs during 2010. Additionally, net charge-offs related to consumer credit cards were $47.7 million in 2010 compared to $49.3 million in 2009. Approximately 49.2% of total net loan charge-offs during 2010 were related to consumer credit card loans compared to 35.5% during 2009. Net consumer credit card charge-offs decreased to 6.3% of average consumer credit card loans in 2010 compared to 6.8% in 2009.

The ratio of net charge-offs to total average loans outstanding in 2010 was 1.00% compared to 1.31% in 2009 and .64% in 2008. The provision for loan losses in 2010 was $100.0 million, compared to a provision of $160.7 million in 2009 and $108.9 million in 2008.

The Company considers the allowance for loan losses of $197.5 million adequate to cover losses inherent in the loan portfolio at December 31, 2010.

The schedules which follow summarize the relationship between loan balances and activity in the allowance for loan losses:

(Dollars in thousands)	**Years Ended December 31**				
	2010	2009	2008	2007	2006
Net loans outstanding at end of year[(A)]	**$9,410,982**	$10,145,324	$11,283,246	$10,605,368	$9,681,520
Average loans outstanding[(A)]	**$9,698,670**	$10,629,867	$10,935,858	$10,189,316	$9,105,432
Allowance for loan losses:					
Balance at beginning of year	**$ 194,480**	$ 172,619	$ 133,586	$ 131,730	$ 128,447
Additions to allowance through charges to expense	**100,000**	160,697	108,900	42,732	25,649
Allowances of acquired companies	—	—	—	1,857	3,688
Loans charged off:					
Business	**8,550**	15,762	7,820	5,822	1,343
Real estate – construction and land	**15,199**	34,812	6,215	2,049	62
Real estate – business	**4,780**	5,957	2,293	2,396	854
Real estate – personal	**2,484**	3,150	1,765	181	119
Consumer	**24,582**	35,973	26,229	14,842	11,364
Revolving home equity	**2,014**	1,197	447	451	158
Student	**5**	6	—	—	—
Consumer credit card	**54,287**	54,060	35,825	28,218	22,104
Overdrafts	**2,672**	3,493	4,499	4,909	4,940
Total loans charged off	**114,573**	154,410	85,093	58,868	40,944
Recovery of loans previously charged off:					
Business	**3,964**	2,925	3,406	1,429	2,166
Real estate – construction and land	**193**	720	—	37	—
Real estate – business	**722**	709	117	1,321	890
Real estate – personal	**428**	363	51	42	27
Consumer	**4,108**	3,772	4,782	5,304	5,263
Revolving home equity	**39**	7	18	5	23
Consumer credit card	**6,556**	4,785	4,309	4,520	4,250
Overdrafts	**1,621**	2,293	2,543	3,477	2,271
Total recoveries	**17,631**	15,574	15,226	16,135	14,890
Net loans charged off	**96,942**	138,836	69,867	42,733	26,054
Balance at end of year	**$ 197,538**	$ 194,480	$ 172,619	$ 133,586	$ 131,730
Ratio of allowance to loans at end of year	**2.10%**	1.92%	1.53%	1.26%	1.36%
Ratio of provision to average loans outstanding	**1.03%**	1.51%	1.00%	.42%	.28%

(A) Net of unearned income, before deducting allowance for loan losses, excluding loans held for sale.

(Dollars in thousands)	**Years Ended December 31**				
	2010	2009	2008	2007	2006
Ratio of net charge-offs to average loans outstanding, by loan category:					
Business	**.16%**	.41%	.13%	.14%	NA
Real estate – construction and land	**2.69**	4.61	.89	.30	.01
Real estate – business	**.20**	.24	.10	.05	NA
Real estate – personal	**.14**	.18	.11	.01	.01
Consumer	**1.64**	2.20	1.28	.61	.45
Revolving home equity	**.41**	.24	.09	.10	.03
Consumer credit card	**6.28**	6.77	4.06	3.56	3.00
Overdrafts	**14.42**	12.27	16.40	10.36	18.18
Ratio of total net charge-offs to total average loans outstanding	**1.00%**	1.31%	.64%	.42%	.29%

NA: Net recoveries were experienced in 2006.

The following schedule provides a breakdown of the allowance for loan losses by loan category and the percentage of each loan category to total loans outstanding at year end:

(Dollars in thousands)	**2010**		2009		2008		2007		2006	
	Loan Loss Allowance Allocation	**% of Loans to Total Loans**	Loan Loss Allowance Allocation	% of Loans to Total Loans	Loan Loss Allowance Allocation	% of Loans to Total Loans	Loan Loss Allowance Allocation	% of Loans to Total Loans	Loan Loss Allowance Allocation	% of Loans to Total Loans
Business	**$ 45,754**	**31.4%**	$ 42,949	28.4%	$ 37,912	30.2%	$ 29,392	30.7%	$ 28,529	29.5%
RE – construction and land	**20,864**	**4.9**	30,776	6.6	23,526	7.4	8,507	6.3	4,605	6.8
RE – business	**48,189**	**22.0**	30,640	20.7	25,326	19.0	14,842	21.1	19,343	22.2
RE – personal	**4,016**	**15.3**	5,231	15.2	4,680	14.5	2,389	14.5	2,243	15.3
Consumer	**19,404**	**12.4**	29,994	13.1	28,638	14.3	24,611	15.6	18,655	14.8
Revolving home equity	**2,316**	**5.1**	1,590	4.8	1,332	4.4	5,839	4.3	5,035	4.6
Student	**—**	**—**	229	3.3	—	3.2	—	—	—	—
Consumer credit card	**55,903**	**8.8**	51,801	7.9	49,492	6.9	44,307	7.4	39,965	6.7
Overdrafts	**1,092**	**.1**	1,270	—	1,713	.1	2,351	.1	3,592	.1
Unallocated	**—**	**—**	—	—	—	—	1,348	—	9,763	—
Total	**$197,538**	**100.0%**	$194,480	100.0%	$172,619	100.0%	$133,586	100.0%	$131,730	100.0%

Risk Elements of Loan Portfolio

Management reviews the loan portfolio continuously for evidence of problem loans. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. Such loans are placed under close supervision with consideration given to placing the loan on non-accrual status, the need for an additional allowance for loan loss, and (if appropriate) partial or full loan charge-off. Loans are placed on non-accrual status when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. Loans that are 90 days past due as to principal and/or interest payments are generally placed on non-accrual, unless they are both well-secured and in the process of collection, or they are consumer loans that are exempt under regulatory rules from being classified as non-accrual. Consumer installment loans and related accrued interest are normally charged down to the fair value of related collateral (or are charged off in full if no collateral) once the loans are more than 120 days delinquent. Credit card loans and the related accrued interest are charged off when the receivable is more than 180 days past due. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current income. Interest is included in income only as received and only after all previous loan charge-offs have been recovered, so long as management is satisfied there is no impairment of collateral values. The loan is returned to accrual status only when the borrower has brought all past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled.

The following schedule shows non-performing assets and loans past due 90 days and still accruing interest.

(Dollars in thousands)	December 31				
	2010	2009	2008	2007	2006
Non-performing assets:					
Non-accrual loans:					
Business	**$ 8,933**	$ 12,874	$ 4,007	$ 4,700	$ 5,808
Real estate – construction and land	**52,752**	62,509	48,871	7,769	120
Real estate – business	**16,242**	21,756	13,137	5,628	9,845
Real estate – personal	**7,348**	9,384	6,794	1,095	384
Consumer	**—**	90	87	547	551
Total non-accrual loans	**85,275**	106,613	72,896	19,739	16,708
Real estate acquired in foreclosure	**12,045**	10,057	6,181	13,678	1,515
Total non-performing assets	**$97,320**	$116,670	$79,077	$33,417	$18,223
Non-performing assets as a percentage of total loans	**1.03%**	1.15%	.70%	.32%	.19%
Non-performing assets as a percentage of total assets	**.53%**	.64%	.45%	.21%	.12%
Past due 90 days and still accruing interest:					
Business	**$ 854**	$ 3,672	$ 1,459	$ 1,427	$ 2,814
Real estate – construction and land	**217**	1,184	466	768	593
Real estate – business	**—**	402	1,472	281	1,336
Real estate – personal	**3,554**	3,102	4,717	5,131	3,994
Consumer	**2,867**	3,042	4,346	2,676	1,961
Revolving home equity	**825**	878	440	700	659
Student	**—**	14,346	14,018	1	1
Consumer credit card	**12,149**	16,006	13,046	9,902	9,018
Total past due 90 days and still accruing interest	**$20,466**	$ 42,632	$39,964	$20,886	$20,376

The table below shows the effect on interest income in 2010 of loans on non-accrual status at year end.

(In thousands)	
Gross amount of interest that would have been recorded at original rate	$7,583
Interest that was reflected in income	1,174
Interest income not recognized	$6,409

Total non-accrual loans at year end 2010 were $85.3 million, a decrease of $21.3 million from the balance at year end 2009. Most of the decrease occurred in non-accrual construction and land loans, which declined $9.8 million to $52.8 million. In addition, business and business real estate non-accrual loans decreased $3.9 million and $5.5 million, respectively. Foreclosed real estate increased to a total of $12.0 million at year end 2010, of which $4.5 million related to four individual borrowers. Total non-performing assets remain low compared to the overall banking industry in 2010, with the non-performing loans to total loans ratio at .91% at December 31, 2010. Loans past due 90 days and still accruing interest decreased $22.2 million at year end 2010 compared to 2009, mainly due to $13.8 million in federally guaranteed student loans which, as noted previously, were sold in October 2010.

In addition to the non-performing and past due loans mentioned above, the Company also has identified loans for which management has concerns about the ability of the borrowers to meet existing repayment terms. They are classified as substandard under the Company's internal rating system. The loans are generally secured by either real estate or other borrower assets, reducing the potential for loss should they become non-performing. Although these loans are generally identified as potential problem loans, they may never become non-performing. Such loans totaled $233.5 million at December 31, 2010 compared with

$319.9 million at December 31, 2009, resulting in a decrease of $86.4 million, or 27.0%. The decrease was largely due to a $63.7 million decline in construction and land real estate loans.

(In thousands)	**December 31 2010**	December 31 2009
Potential problem loans:		
Business	**$ 79,640**	$ 93,256
Real estate – construction and land	**51,589**	115,251
Real estate – business	**94,063**	98,951
Real estate – personal	**7,910**	12,013
Consumer	**284**	409
Total potential problem loans	**$233,486**	$319,880

At December 31, 2010, the Company had identified approximately $94.6 million of loans whose terms have been modified or restructured under a troubled debt restructuring. These loans have been extended to borrowers who are experiencing financial difficulty and who have been granted a concession, as defined by accounting guidance. Of this balance, $34.5 million have been placed on non-accrual status. Of the remaining $60.1 million, approximately $41.3 million were commercial loans (business, construction and business real estate) classified as substandard, which were renewed at interest rates that were not judged to be market rates for new debt with similar risk. These loans are performing under their modified terms and the Company believes it probable that all amounts due under the modified terms of the agreements will be collected. However, because of their substandard classification, they are included as potential problem loans in the table above. An additional $18.8 million in troubled debt restructurings were composed of certain credit card loans under various debt management and assistance programs.

Loans with Special Risk Characteristics

Management relies primarily on an internal risk rating system, in addition to delinquency status, to assess risk in the loan portfolio, and these statistics are presented in Note 3 to the consolidated financial statements. However, certain types of loans are considered at high risk of loss due to their terms, location, or special conditions. Construction and land loans and business real estate loans are subject to higher risk as a result of the current weak economic climate and issues in the housing industry. Certain personal real estate products have contractual features that could increase credit exposure in a market of declining real estate prices, when interest rates are steadily increasing, or when a geographic area experiences an economic downturn. For these types of loans higher risk could exist when 1) loan terms require a minimum monthly payment that covers only interest, or 2) loan-to-collateral value (LTV) ratios are above 80%, with no private mortgage insurance. Information presented below is based on LTV ratios which were generally calculated with valuations at loan origination date.

Real Estate – Construction and Land Loans

The Company's portfolio of construction loans, as shown in the table below, amounted to 4.9% of total loans outstanding at December 31, 2010.

(In thousands)	**December 31 2010**	**% of Total**	**% of Total Loans**	December 31 2009	% of Total	% of Total Loans
Residential land and land development	**$112,963**	**24.5%**	**1.2%**	$181,257	27.2%	1.8%
Residential construction	**80,516**	**17.5**	**.9**	110,165	16.6	1.1
Commercial land and land development	**115,106**	**25.0**	**1.2**	144,880	21.8	1.4
Commercial construction	**152,268**	**33.0**	**1.6**	228,808	34.4	2.3
Total real estate – construction and land loans	**$460,853**	**100.0%**	**4.9%**	$665,110	100.0%	6.6%

Real Estate – Business Loans

Total business real estate loans were $2.1 billion at December 31, 2010 and comprised 22.0% of the Company's total loan portfolio. These loans include properties such as manufacturing and warehouse buildings, small office and medical buildings, churches, hotels and motels, shopping centers, and other commercial properties. Approximately 48% of these loans were for owner-occupied real estate properties, which present lower risk profiles.

(In thousands)	**December 31 2010**	**% of Total**	**Total Loans**	December 31 2009	% of Total	Total Loans
Owner-occupied	**$ 990,892**	**48.0%**	**10.5%**	$1,101,870	52.4%	10.9%
Office	**254,882**	**12.4**	**2.7**	214,408	10.2	2.1
Retail	**226,418**	**11.0**	**2.4**	210,619	10.0	2.1
Multi-family	**143,051**	**6.9**	**1.5**	112,664	5.3	1.1
Farm	**120,388**	**5.8**	**1.3**	131,245	6.2	1.3
Industrial	**118,159**	**5.7**	**1.3**	142,745	6.8	1.4
Hotels	**108,127**	**5.2**	**1.2**	115,056	5.5	1.1
Other	**103,920**	**5.0**	**1.1**	75,423	3.6	.7
Total real estate – business loans	**$2,065,837**	**100.0%**	**22.0%**	$2,104,030	100.0%	20.7%

Real Estate – Personal Loans

The Company's $1.4 billion personal real estate portfolio is composed of loans collateralized with residential real estate. Included in this portfolio are personal real estate loans made to commercial customers, which totaled $229.4 million at December 31, 2010. This group of loans has an original weighted average term of approximately 6 years, with 63% of the balance in fixed rate loans and 37% in floating rate loans. The remainder of the personal real estate portfolio, totaling $1.2 billion at December 31, 2010, is comprised of loans made to the retail customer base. It includes adjustable rate mortgage loans and certain fixed rate loans, retained by the Company as directed by its Asset/Liability Management Committee.

Within the retail mortgage loan group, only 1.5% were made with interest only payments (see table below). These loans are typically made to high net-worth borrowers and generally have low LTV ratios or have additional collateral pledged to secure the loan and, therefore, they are not perceived to represent above normal credit risk. At December 31, 2010, these loans had a weighted average LTV and FICO score of 71.1% and 742 respectively, and there were no delinquencies noted in this group. The majority of these loans (95.9%) consist of loans written within the Company's five state branch network territories of Missouri, Kansas,

Illinois, Oklahoma, and Colorado. Loans originated with interest only payments were not made to "qualify" the borrower for a lower payment amount.

The following table presents information about the retail based personal real estate loan portfolio for 2010 and 2009.

(Dollars in thousands)	**2010** Principal Outstanding at December 31	**2010** % of Loan Portfolio	2009 Principal Outstanding at December 31	2009 % of Loan Portfolio
Loans with interest only payments	**$ 18,191**	**1.5%**	$ 25,201	2.0%
Loans with no insurance and LTV:				
Between 80% and 90%	**86,191**	**7.1**	99,395	7.8
Between 90% and 95%	**25,851**	**2.2**	31,331	2.5
Over 95%	**42,738**	**3.5**	52,033	4.1
Over 80% LTV with no insurance	**154,780**	**12.8**	182,759	14.4
Total loan portfolio from which above loans were identified	**1,210,939**		1,267,156	

Revolving Home Equity Loans

The Company also has revolving home equity loans that are generally collateralized by residential real estate. Most of these loans (95.2%) are written with terms requiring interest only monthly payments. These loans are offered in three main product lines: LTV up to 80%, 80% to 90%, and 90% to 100%. The following tables break out the year end outstanding balances by product for 2010 and 2009.

(Dollars in thousands)	Principal Outstanding at December 31 2010	*	New Lines Originated During 2010	*	Unused Portion of Available Lines at December 31 2010	*	Balances Over 30 Days Past Due	*
Loans with interest only payments	$454,693	95.2%	$ 31,472	6.6%	$647,928	135.7%	$1,340	.3%
Loans with LTV:								
Between 80% and 90%	57,553	12.0	7,019	1.5	39,949	8.4	364	.1
Over 90%	21,301	4.5	865	.2	13,384	2.8	327	—
Over 80% LTV	78,854	16.5	7,884	1.7	53,333	11.2	691	.1
Total loan portfolio from which above loans were identified	477,518		121,428		665,701			

** Percentage of total principal outstanding of $477.5 million at December 31, 2010.*

(Dollars in thousands)	Principal Outstanding at December 31 2009	*	New Lines Originated During 2009	*	Unused Portion of Available Lines at December 31 2009	*	Balances Over 30 Days Past Due	*
Loans with interest only payments	$469,460	95.9%	$30,832	6.3%	$647,669	132.3%	$2,102	.4%
Loans with LTV:								
Between 80% and 90%	63,369	12.9	3,181	.7	44,261	9.0	547	.1
Over 90%	23,369	4.8	104	—	16,751	3.5	504	.1
Over 80% LTV	86,738	17.7	3,285	.7	61,012	12.5	1,051	.2
Total loan portfolio from which above loans were identified	489,517		32,485		658,845			

** Percentage of total principal outstanding of $489.5 million at December 31, 2009.*

Fixed Rate Home Equity Loans

In addition to the residential real estate mortgage loans and the revolving floating rate line product discussed above, the Company offers a third choice to those consumers desiring a fixed rate loan and a fixed maturity date. This fixed rate home equity loan, typically for home repair or remodeling, is an alternative for individuals who want to finance a specific project or purchase and decide to lock in a specific monthly payment over a defined period. This portfolio of loans totaled $132.7 million at both December 31, 2010 and 2009. At times, these loans are written with interest only monthly payments and a balloon payoff at maturity; however, less than 7% of the outstanding balance has interest only payments. The delinquency history on this product has been low, as balances over 30 days past due totaled only $1.7 million, or 1.3%, of the portfolio, at both year end 2010 and 2009.

	2010				2009			
(Dollars in thousands)	**Principal Outstanding at December 31**	*	**New Loans Originated**	*	Principal Outstanding at December 31	*	New Loans Originated	*
Loans with interest only payments	**$ 8,620**	**6.5%**	**$ 9,954**	**7.5%**	$ 4,731	3.6%	$2,355	1.8%
Loans with LTV:								
Between 80% and 90%	**17,597**	**13.3**	**5,540**	**4.2**	19,526	14.7	7,682	5.8
Over 90%	**21,653**	**16.3**	**4,677**	**3.5**	25,398	19.1	924	.7
Over 80% LTV	**39,250**	**29.6**	**10,217**	**7.7**	44,924	33.8	8,606	6.5
Total loan portfolio from which above loans were identified	**132,706**				132,747			

* *Percentage of total principal outstanding of $132.7 million at both December 31, 2010 and 2009.*

Management does not believe these loans collateralized by real estate (personal real estate, revolving home equity, and fixed rate home equity) represent any unusual concentrations of risk, as evidenced by net charge-offs in 2010 of $2.1 million, $2.0 million and $1.5 million, respectively. The amount of any increased potential loss on high LTV agreements relates mainly to amounts advanced that are in excess of the 80% collateral calculation, not the entire approved line. The Company currently offers no subprime loan products, which are defined as those offerings made to customers with a FICO score below 650, and has purchased no brokered loans.

Other Consumer Loans

Within the consumer loan portfolio are several direct and indirect product lines, comprised of automobile and marine and RV. During 2010 $187.1 million of new loans, mostly automobile loans, were originated, compared to $159.9 million during 2009. The Company experienced rapid growth in marine and RV loans in 2006 through 2008, and the majority of these loans were outside the Company's basic five state branch network. However, due to continuing weak credit and economic conditions, this loan product was curtailed in mid 2008. The loss ratios experienced for marine and RV loans have been higher than for other consumer loan products in recent years, at 2.5% and 3.0% in 2010 and 2009, respectively, but balances over 30 days past due have decreased $4.6 million from 2009. The table below provides the total outstanding principal and other data for this group of direct and indirect lending products at December 31, 2010 and 2009.

	2010			2009		
(Dollars in thousands)	**Principal Outstanding at December 31**	**New Loans Originated**	**Balances Over 30 Days Past Due**	Principal Outstanding at December 31	New Loans Originated	Balances Over 30 Days Past Due
Passenger vehicles	**$330,212**	**$162,212**	**$ 3,050**	$ 371,009	$130,839	$ 5,281
Marine	**142,536**	**1,207**	**4,170**	182,866	1,537	5,617
RV	**376,115**	**60**	**7,661**	466,757	2,214	10,793
Other	**33,809**	**23,607**	**235**	42,726	25,345	740
Total	**$882,672**	**$187,086**	**$15,116**	$1,063,358	$159,935	$22,431

Additionally, the Company offers low introductory rates on selected consumer credit card products. Out of a portfolio at December 31, 2010 of $831.0 million in consumer credit card loans outstanding, approximately $179.9 million, or 21.6%, carried a low introductory rate. Within the next six months, $86.2 million of these loans are scheduled to convert to the ongoing higher contractual rate. To mitigate some of the risk involved with this credit card product, the Company performs credit checks and detailed analysis of the customer borrowing profile before approving the loan application. Management believes that the risks in the consumer loan portfolio are reasonable and the anticipated loss ratios are within acceptable parameters.

Investment Securities Analysis

Investment securities are comprised of securities which are available for sale, non-marketable, and held for trading. During 2010, total investment securities increased $910.3 million, or 14.3%, to $7.3 billion (excluding unrealized gains/losses) compared to $6.4 billion at the previous year end. During 2010, securities of $3.2 billion were purchased, which included $1.0 billion in agency mortgage-backed securities, $1.6 billion in other asset-backed securities, and $405.8 million in state and municipal obligations. Total sales, maturities and pay downs were $2.4 billion during 2010. During 2011, maturities of approximately $1.6 billion are expected to occur. The average tax equivalent yield earned on total investment securities was 3.40% in 2010 and 4.54% in 2009.

At December 31, 2010, the fair value of available for sale securities was $7.3 billion, including a net unrealized gain in fair value of $129.5 million, compared to $103.6 million at December 31, 2009. The overall unrealized gain in fair value at December 31, 2010 included gains of $54.1 million in agency mortgage-backed securities, $20.7 million in U.S. government and federal agency obligations, and $31.6 million in marketable equity securities held by the Parent.

Available for sale investment securities at year end for the past two years are shown below:

(In thousands)	December 31 2010	2009
Amortized Cost		
U.S. government and federal agency obligations	**$ 434,878**	$ 436,607
Government-sponsored enterprise obligations	**200,061**	162,191
State and municipal obligations	**1,117,020**	917,267
Agency mortgage-backed securities	**2,437,123**	2,205,177
Non-agency mortgage-backed securities	**459,363**	654,711
Other asset-backed securities	**2,342,866**	1,685,691
Other debt securities	**165,883**	164,402
Equity securities	**7,569**	11,285
Total available for sale investment securities	**$7,164,763**	$6,237,331
Fair Value		
U.S. government and federal agency obligations	**$ 455,537**	$ 447,038
Government-sponsored enterprise obligations	**201,895**	165,814
State and municipal obligations	**1,119,485**	939,338
Agency mortgage-backed securities	**2,491,199**	2,262,003
Non-agency mortgage-backed securities	**455,790**	609,016
Other asset-backed securities	**2,354,260**	1,701,569
Other debt securities	**176,964**	176,331
Equity securities	**39,173**	39,866
Total available for sale investment securities	**$7,294,303**	$6,340,975

The largest component of the available for sale portfolio consists of agency mortgage-backed securities, which are collateralized bonds issued by agencies, including FNMA, GNMA, FHLMC, FHLB, Federal Farm Credit Banks and FDIC. Non-agency mortgage- backed securities totaled $459.4 million, on an amortized cost basis, at December 31, 2010, and included Alt-A type mortgage-backed securities of $174.7 million and prime/jumbo loan type securities of $284.7 million. Certain of the non-agency mortgage-backed securities are other-than-temporarily impaired, and the processes for determining impairment and the related losses are discussed in Note 4 to the consolidated financial statements. The portfolio does not have exposure to subprime originated mortgage-backed or collateralized debt obligation instruments.

At December 31, 2010, U.S. government obligations included $445.7 million in U.S. Treasury inflation-protected securities, and state and municipal obligations included $150.1 million in auction rate securities, at fair value. Other debt securities include corporate bonds, notes and commercial paper. Available for sale equity securities are mainly comprised of publicly traded stock held by the Parent which totaled $35.9 million at December 31, 2010.

The types of debt securities in the available for sale security portfolio are presented in the table below. Additional detail by maturity category is provided in Note 4 on Investment Securities in the consolidated financial statements.

	December 31, 2010		
	Percent of Total Debt Securities	Weighted Average Yield	Estimated Average Maturity*
Available for sale debt securities:			
U.S. government and federal agency obligations	6.3%	1.11%	3.4 years
Government-sponsored enterprise obligations	2.8	2.10	1.4
State and municipal obligations	15.4	2.94	8.5
Agency mortgage-backed securities	34.3	3.61	3.3
Non-agency mortgage-backed securities	6.3	6.17	3.6
Other asset-backed securities	32.5	1.49	1.9
Other debt securities	2.4	4.36	1.9

* *Based on call provisions and estimated prepayment speeds.*

Non-marketable securities, which totaled $103.5 million at December 31, 2010, included $30.5 million in Federal Reserve Bank stock and $14.7 million in Federal Home Loan Bank (Des Moines) stock held by the bank subsidiary in accordance with debt and regulatory requirements. These are restricted securities which, lacking a market, are carried at cost. Other non-marketable securities also include private equity securities which are carried at estimated fair value.

The Company engages in private equity activities through direct private equity investments and through three private equity/venture capital subsidiaries. These subsidiaries hold investments in various portfolio concerns, which are carried at fair value and totaled $53.9 million at December 31, 2010. The Company expects to fund an additional $21.9 million to these subsidiaries for investment purposes over the next several years. In addition to investments held by its private equity/venture capital subsidiaries, the Parent directly holds investments in several private equity concerns, which totaled $3.7 million at year end 2010. Most of the private equity investments are not readily marketable. While the nature of these investments carries a higher degree of risk than the normal lending portfolio, this risk is mitigated by the overall size of the investments and oversight provided by management, and management believes the potential for long-term gains in these investments outweighs the potential risks.

Non-marketable securities at year end for the past two years are shown below:

	December 31	
(In thousands)	**2010**	2009
Debt securities	**$ 24,327**	$ 19,908
Equity securities	**79,194**	102,170
Total non-marketable investment securities	**$103,521**	$122,078

Deposits and Borrowings

Deposits are the primary funding source for the Bank, and are acquired from a broad base of local markets, including both individual and corporate customers. Total deposits were $15.1 billion at December 31, 2010, compared to $14.2 billion last year, reflecting an increase of $874.6 million, or 6.2%. Average deposits grew by $541.8 million, or 3.9%, in 2010 compared to 2009 with most of this growth centered in money market deposits, which grew $1.3 billion, or 16.0%, in 2010 compared to 2009. Certificates of deposit with balances under $100,000 fell on average by $395.5 million, or 19.2%, while certificates of deposit over $100,000 also decreased by $534.6 million, or 28.8%.

The following table shows year end deposits by type as a percentage of total deposits.

	December 31	
	2010	2009
Non-interest bearing demand	**14.3%**	12.6%
Savings, interest checking and money market	**67.5**	64.8
Time open and C.D.'s of less than $100,000	**9.7**	12.7
Time open and C.D.'s of $100,000 and over	**8.5**	9.9
Total deposits	**100.0%**	100.0%

Core deposits, which include demand, interest checking, savings, and money market deposits, supported 67% of average earning assets in 2010 and 59% in 2009. Average balances by major deposit category for the last six years appear on page 60. A maturity schedule of time deposits outstanding at December 31, 2010 is included in Note 7 on Deposits in the consolidated financial statements.

The Company's primary sources of overnight borrowings are federal funds purchased and securities sold under agreements to repurchase (repurchase agreements). Balances in these accounts can fluctuate significantly on a day-to-day basis, and generally have one day maturities. During 2010, the Company entered into long-term structured repurchase agreements totaling $400.0 million while previous long-term agreements of $500.0 million matured. The new borrowings mature in 2013 and 2014. Total balances of federal funds purchased and repurchase agreements outstanding at year end 2010 were $982.8 million, a $120.4 million decrease from the $1.1 billion balance outstanding at year end 2009. On an average basis, these borrowings increased $116.5 million, or 12.0% during 2010, with increases of $63.3 million in federal funds purchased and $53.2 million in repurchase agreements. The average rate paid on total federal funds purchased and repurchase agreements was .24% during 2010 and .38% during 2009.

Most of the Company's long-term debt is comprised of fixed rate advances from the FHLB. These borrowings declined from $724.4 million at December 31, 2009 to $104.7 million outstanding at December 31, 2010, due to scheduled maturities of $494.7 million and prepayments of $125.0 million. The average rate paid on FHLB advances was 3.30% during 2010 and 3.68% during 2009. Most of the remaining balance outstanding at December 31, 2010 is due in 2017.

Liquidity and Capital Resources

Liquidity Management

Liquidity is managed within the Company in order to satisfy cash flow requirements of deposit and borrowing customers while at the same time meeting its own cash flow needs. The Company maintains its liquidity position through a variety of sources including:

- A portfolio of liquid assets including marketable investment securities and overnight investments,
- A large customer deposit base and limited exposure to large, volatile certificates of deposit,
- Lower long-term borrowings that might place demands on Company cash flow,
- Relatively low loan to deposit ratio promoting strong liquidity,
- Excellent debt ratings from both Standard & Poor's and Moody's national rating services, and
- Available borrowing capacity from outside sources.

During 2008, liquidity risk became a concern affecting the general banking industry, as some of the major banking institutions across the country experienced unprecedented erosion in capital. This erosion was fueled by declines in asset values, losses in market and investor confidence, and higher defaults, resulting in higher credit costs and less available credit. The Company, as discussed below, took numerous steps to address liquidity risk, and over the past few years has developed a variety of liquidity sources which it believes will provide the necessary funds to grow its business into the future. During 2009 and 2010, overall liquidity improved significantly throughout the banking industry and in the Company by a combination of growth in deposits, a decline in loans outstanding and growth in marketable securities. As a result, the Company's average loans to deposits ratio, one measure of liquidity, decreased from 79.8% in 2009 to 70.0% in 2010.

The Company's most liquid assets include available for sale marketable investment securities, federal funds sold, balances at the Federal Reserve Bank, and securities purchased under agreements to resell (resell agreements). At December 31, 2010 and 2009, such assets were as follows:

(In thousands)	**2010**	2009
Available for sale investment securities	**$7,294,303**	$6,340,975
Federal funds sold	**10,135**	22,590
Long-term securities purchased under agreements to resell	**450,000**	—
Balances at the Federal Reserve Bank	**122,076**	24,118
Total	**$7,876,514**	$6,387,683

Federal funds sold are sold to the Company's correspondent bank customers and are used to satisfy the daily cash needs of the Company. Interest earning balances at the Federal Reserve Bank (FRB), which have overnight maturities and are also used for general liquidity purposes, earned an average rate of 25 basis points during 2010. In addition, as mentioned previously, the Company purchased $450.0 million in long-term resell agreements during 2010. The Company holds marketable securities as collateral under these agreements, which totaled $468.5 million in fair value at December 31, 2010. The Company's available for sale investment portfolio has maturities of approximately $1.6 billion which are scheduled to occur during 2011 and offers substantial resources to meet either new loan demand or reductions in the Company's deposit funding base. The Company pledges portions of its investment securities portfolio to secure public fund deposits, repurchase agreements, trust funds, letters of credit issued by the FHLB, and borrowing capacity at the FRB. At December 31, 2010, total investment securities pledged for these purposes were as follows:

(In thousands)	2010
Investment securities pledged for the purpose of securing:	
Federal Reserve Bank borrowings	$ 652,453
FHLB borrowings and letters of credit	231,535
Repurchase agreements	1,629,173
Other deposits	1,123,399
Total pledged securities	3,636,560
Unpledged and available for pledging	3,042,084
Ineligible for pledging	615,659
Total available for sale securities, at fair value	**$7,294,303**

Liquidity is also available from the Company's large base of core customer deposits, defined as demand, interest checking, savings, and money market deposit accounts. At December 31, 2010, such deposits totaled $12.3 billion and represented 81.8% of the Company's total deposits. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company promoting long lasting relationships and stable funding sources. During 2010, total core deposits increased $1.3 billion, mainly in non-interest bearing demand and money market accounts. This increase was comprised of growth in consumer deposits of $981.5 million and corporate and non-personal deposits of $362.6 million. Some of the growth in corporate deposits was the result of a tendency by businesses to maintain higher levels of liquidity, in addition to low rate investment alternatives. While the Company considers core consumer deposits less volatile, corporate deposits could decline if interest rates increase significantly or if corporate customers move funds from the Company. In order to address funding needs should these corporate deposits decline, the Company maintains adequate levels of earning assets maturing in 2011. Time open and certificates of deposit of $100,000 or greater totaled $1.3 billion at December 31, 2010. These deposits are normally considered more volatile and higher costing, and comprised 8.5% of total deposits at December 31, 2010.

(In thousands)	**2010**	2009
Core deposit base:		
Non-interest bearing demand	**$ 2,150,725**	$ 1,793,816
Interest checking	**818,359**	735,870
Savings and money market	**9,371,775**	8,467,046
Total	**$12,340,859**	$10,996,732

Other important components of liquidity are the level of borrowings from third party sources and the availability of future credit. The Company's outside borrowings are mainly comprised of federal funds purchased, repurchase agreements, and advances from the FRB and the FHLB, as follows:

(In thousands)	**2010**	2009
Borrowings:		
Federal funds purchased	**$ 4,910**	$ 62,130
Repurchase agreements	**977,917**	1,041,061
FHLB advances	**104,675**	724,386
Subordinated debentures	**—**	4,000
Other long-term debt	**7,598**	7,676
Total	**$1,095,100**	$1,839,253

Federal funds purchased and repurchase agreements are generally borrowed overnight and amounted to $982.8 million at December 31, 2010. Federal funds purchased are unsecured overnight borrowings obtained mainly from upstream correspondent banks with which the Company maintains approved lines of credit. Repurchase agreements are secured by a portion of the Company's investment portfolio and are comprised of both non-insured customer funds, totaling $577.9 million at December 31, 2010, and structured repurchase agreements of $400.0 million purchased from an upstream financial institution. Customer repurchase agreements are offered to customers wishing to earn interest in highly liquid balances and are used by the Company as a funding source considered to be stable, but short-term in nature. The Company also borrows on a secured basis through advances from the FHLB, which totaled $104.7 million at December 31, 2010. All of these advances have fixed interest rates and mature in 2011 through 2017. The Company's other borrowings are mainly comprised of debt related to the Company's private equity business. The overall long-term debt position of the Company is small relative to the Company's overall liability position.

The Company pledges certain assets, including loans and investment securities, to both the Federal Reserve Bank and the FHLB as security to establish lines of credit and borrow from these entities. Based on the amount and type of collateral pledged, the FHLB establishes a collateral value from which the Company may draw advances against the collateral. Also, this collateral is used to enable the FHLB to issue letters of credit in favor of public fund depositors of the Company. The Federal Reserve Bank also establishes a collateral value of assets pledged and permits borrowings from the discount window. The following table reflects the collateral value of assets pledged, borrowings, and letters of credit outstanding, in addition to the estimated future funding capacity available to the Company at December 31, 2010.

	December 31, 2010	
(In thousands)	FHLB	Federal Reserve
Total collateral value pledged	$ 1,919,639	$ 1,489,448
Advances outstanding	(104,675)	—
Letters of credit issued	(502,214)	—
Available for future advances	**$1,312,750**	**$1,489,448**

The Company's average loans to deposits ratio was 70.0% at December 31, 2010, which is considered in the banking industry to be a conservative measure of good liquidity. Also, the Company receives outside ratings from both Standard & Poor's and Moody's on both the consolidated company and its subsidiary bank, Commerce Bank, N.A. These ratings are as follows:

	Standard & Poor's	Moody's
Commerce Bancshares, Inc.		
Counterparty rating	A	
Commercial paper rating	A-1	P-1
Rating outlook	Stable	Stable
Commerce Bank, N. A.		
Issuer rating	A+	Aa2
Bank deposits	A+	Aa2
Bank financial strength rating		B+

The Company considers these ratings to be indications of a sound capital base and good liquidity, and believes that these ratings would help ensure the ready marketability of its commercial paper, should the need arise. No commercial paper has been outstanding during the past ten years. The Company has no subordinated or hybrid debt instruments which would affect future borrowings capacity. Because of its lack of significant long-term debt, the Company believes that, through its Capital Markets Group or in other public debt markets, it could generate additional liquidity from sources such as jumbo certificates of deposit, privately-placed corporate notes or other forms of debt. Future financing could also include the issuance of common or preferred stock.

The cash flows from the operating, investing and financing activities of the Company resulted in a net decrease in cash and cash equivalents of $3.2 million in 2010, as reported in the consolidated statements of cash flows on page 67 of this report. Operating activities, consisting mainly of net income adjusted for certain non-cash items, provided cash flow of $671.2 million and has historically been a stable source of funds. Investing activities used total cash of $654.5 million in 2010, and consisted mainly of purchases and maturities of available for sale investment securities and changes in the level of the Company's loan portfolio. Growth in the investment securities portfolio used cash of $830.6 million, and the purchase of long-term resell agreements used cash of $450.0 million. The decline in the loan portfolio provided cash of $644.3 million. Investing activities are somewhat unique to financial institutions in that, while large sums of cash flow are normally used to fund growth in investment securities, loans, or other bank assets, they are normally dependent on the financing activities described below.

Financing activities used total cash of $19.9 million, resulting from an $831.0 million increase in deposits, partly offset by net debt repayments of $623.8 million and a net decrease in federal funds purchased and repurchase agreements of $120.4 million. Cash dividend payments totaled $78.2 million. Future short-term liquidity needs for daily operations are not expected to vary significantly and the Company maintains adequate liquidity to meet these cash flows. The Company's sound equity base, along with its low debt level, common and preferred stock availability, and excellent debt ratings, provide several alternatives for future financing. Future acquisitions may utilize partial funding through one or more of these options.

Cash flows resulting from the Company's transactions in its common stock were as follows:

(In millions)	**2010**	2009	2008
Stock sale program	$ —	$ 98.2	$ —
Exercise of stock-based awards and sales to affiliate non-employee directors	**11.3**	5.5	16.0
Purchases of treasury stock	**(41.0)**	(.5)	(9.5)
Cash dividends paid	**(78.2)**	(74.7)	(72.1)
Cash provided (used)	**$(107.9)**	$ 28.5	$(65.6)

The Parent faces unique liquidity constraints due to legal limitations on its ability to borrow funds from its bank subsidiary. The Parent obtains funding to meet its obligations from two main sources: dividends received from bank and non-bank subsidiaries (within regulatory limitations) and from management fees charged to subsidiaries as reimbursement for services provided by the Parent, as presented below:

(In millions)	**2010**	2009	2008
Dividends received from subsidiaries	**$105.1**	$45.1	$ 76.2
Management fees	**22.6**	46.6	44.0
Total	**$127.7**	$91.7	$120.2

These sources of funds are used mainly to pay cash dividends on outstanding common stock, pay general operating expenses, and purchase treasury stock when appropriate. At December 31, 2010, the Parent's available for sale investment securities totaled $101.5 million at fair value, consisting mainly of publicly traded common stock and non-agency backed collateralized mortgage obligations. To support its various funding commitments, the Parent maintains a $20.0 million line of credit with its subsidiary bank. There were no borrowings outstanding under the line during 2010 or 2009.

Company senior management is responsible for measuring and monitoring the liquidity profile of the organization with oversight by the Company's Asset/Liability Committee. This is done through a series of controls, including a written Contingency Funding Policy and risk monitoring procedures, including daily, weekly and monthly reporting. In addition, the Company prepares forecasts which project changes in the balance sheet affecting liquidity, and which allow the Company to better plan for forecasted changes.

Capital Management

The Company maintains strong regulatory capital ratios, including those of its banking subsidiary, in excess of the "well-capitalized" guidelines under federal banking regulations. The Company's capital ratios at the end of the last three years are as follows:

	2010	2009	2008	Well-Capitalized Regulatory Guidelines
Risk-based capital ratios:				
Tier I capital	**14.38%**	13.04%	10.92%	6.00%
Total capital	**15.75**	14.39	12.31	10.00
Leverage ratio	**10.17**	9.58	9.06	5.00
Tangible equity to assets	**10.27**	9.71	8.25	
Dividend payout ratio	**35.52**	44.15	38.54	

The components of the Company's regulatory risked-based capital and risk-weighted assets at the end of the last three years are as follows:

(In thousands)	**2010**	2009	2008
Regulatory risk-based capital:			
Tier I capital	**$ 1,828,965**	$ 1,708,901	$ 1,510,959
Tier II capital	**173,681**	177,077	191,957
Total capital	**2,002,646**	1,885,978	1,702,916
Total risk-weighted assets	**12,717,868**	13,105,948	13,834,161

In February 2008, the Board of Directors authorized the Company to purchase additional shares of common stock under its repurchase program, which brought the total purchase authorization to 3,000,000 shares. During 2010, approximately 1,103,000 shares were acquired under the current Board authorization at an average price of $37.15 per share.

The Company's common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain adequate capital levels and alternative investment options. Per share cash dividends paid by the Company increased 2.8% in 2010 compared with 2009. The Company paid its seventeenth consecutive annual stock dividend in December 2010.

Common Equity Offering

On February 27, 2009, the Company entered into an equity distribution agreement with a broker dealer, acting as the Company's sales agent, relating to the offering of the Company's common stock. Sales of these shares were made by means of brokers' transactions on or through the Nasdaq Global Select Market, trading facilities of national securities associations or alternative trading systems, block transactions and such other transactions as agreed upon by the Company and the sales agent, at market prices prevailing at the time of the sale or at prices related to the prevailing market prices. On July 31, 2009, the Company terminated the offering.

Total shares sold under the offering amounted to 2,894,773. Total gross proceeds for the entire offering were $100.0 million, with an average sale price of $34.55 per share, and total commissions paid to the sales agent for the sale of these shares were $1.5 million. After payment of commissions and SEC, legal and accounting fees relating to the offering, net proceeds for the entire offering totaled $98.2 million, with average net sale proceeds of $33.91 per share.

Commitments, Contractual Obligations, and Off-Balance Sheet Arrangements

Various commitments and contingent liabilities arise in the normal course of business, which are not required to be recorded on the balance sheet. The most significant of these are loan commitments, totaling $7.4 billion (including approximately $3.4 billion in unused approved credit card lines), and the contractual amount of standby letters of credit, totaling $338.7 million at December 31, 2010. Since many commitments expire unused or only partially used, these totals do not necessarily reflect future cash requirements. Management does not anticipate any material losses arising from commitments and contingent liabilities and believes there are no material commitments to extend credit that represent risks of an unusual nature.

A table summarizing contractual cash obligations of the Company at December 31, 2010 and the expected timing of these payments follows:

	Payments Due by Period				
(In thousands)	In One Year or Less	After One Year Through Three Years	After Three Years Through Five Years	After Five Years	Total
Long-term debt obligations, including structured repurchase agreements*	$ 333	$ 59,618	$351,298	$101,024	$ 512,273
Operating lease obligations	5,831	9,160	6,180	19,694	40,865
Purchase obligations	50,523	80,099	11,450	4,750	146,822
Time open and C.D.'s*	2,189,969	436,932	116,717	544	2,744,162
Total	**$2,246,656**	**$585,809**	**$485,645**	**$126,012**	**$3,444,122**

* *Includes principal payments only.*

As of December 31, 2010, the Company has unrecognized tax benefits that, if recognized, would impact the effective tax rate in future periods. Due to the uncertainty of the amounts to be ultimately paid as well as the timing of such payments, all uncertain tax liabilities that have not been paid have been excluded from the table above. Further detail on the impact of income taxes is located in Note 9 of the consolidated financial statements.

The Company funds a defined benefit pension plan for a portion of its employees. Under the funding policy for the plan, contributions are made as necessary to provide for current service and for any unfunded accrued actuarial liabilities over a reasonable period. During recent years, the Company has not been required to make cash contributions to the plan and does not expect to do so in 2011.

The Company has investments in several low-income housing partnerships within the area it serves. At December 31, 2010, these investments totaled $5.5 million and were recorded as other assets in the Company's consolidated balance sheet. These partnerships supply funds for the construction and operation of apartment complexes that provide affordable housing to that segment of the population with lower family income. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners. The tax credits are normally recognized over ten years, and they play an important part in the anticipated yield from these investments. In order to continue receiving the tax credits each year over the life of the partnership, the low-income residency targets must be maintained. Under the terms of the partnership agreements, the Company has a commitment to fund a specified amount that will be due in installments over the life of the agreements, which ranges from 10 to 15 years. These unfunded commitments are recorded as liabilities on the Company's consolidated balance sheet and aggregated to $4.6 million at December 31, 2010.

The Company regularly purchases various state tax credits arising from third-party property redevelopment. While most of the tax credits are resold to third parties, some are periodically retained for use by the Company. During 2010, purchases and sales of tax credits amounted to $37.6 million and $43.8 million, respectively. At December 31, 2010, the Company had outstanding purchase commitments totaling $131.5 million.

The Parent has investments in several private equity concerns which are classified as non-marketable securities in the Company's consolidated balance sheet. Under the terms of the agreements with two of these concerns, the Parent has unfunded commitments outstanding of $1.3 million at December 31, 2010. The Parent also expects to fund $21.9 million to venture capital subsidiaries over the next several years.

Interest Rate Sensitivity

The Company's Asset/Liability Management Committee (ALCO) measures and manages the Company's interest rate risk on a monthly basis to identify trends and establish strategies to maintain stability in net interest income throughout various rate environments. Analytical modeling techniques provide management insight into the Company's exposure to changing rates. These techniques include net interest income simulations and market value analyses. Management has set guidelines specifying acceptable limits within which net interest income and market value may change under various rate change scenarios. These measurement tools indicate that the Company is currently within acceptable risk guidelines as set by management.

The Company's main interest rate measurement tool, income simulations, projects net interest income under various rate change scenarios in order to quantify the magnitude and timing of potential rate-related changes. Income simulations are able to capture option risks within the balance sheet where expected cash flows may be altered under various rate environments. Modeled rate movements include "shocks, ramps and twists". Shocks are intended to capture interest rate risk under extreme conditions by immediately shifting rates up and down, while ramps measure the impact of gradual changes and twists measure yield curve risk. The size of the balance sheet is assumed to remain constant so that results are not influenced by growth predictions. The table below shows the expected effect that gradual basis point shifts in the LIBOR/swap curve over a twelve month period would have on the Company's net interest income, given a static balance sheet.

	December 31, 2010		September 30, 2010		December 31, 2009	
(Dollars in millions)	**Increase (Decrease)**	**% of Net Interest Income**	Increase (Decrease)	% of Net Interest Income	Increase (Decrease)	% of Net Interest Income
300 basis points rising	**$10.4**	**1.70%**	$13.1	2.05%	$21.6	3.22%
200 basis points rising	**7.6**	**1.25**	11.5	1.79	17.3	2.57
100 basis points rising	**2.8**	**.46**	5.3	.83	10.6	1.58

The Company also employs a sophisticated simulation technique known as a stochastic income simulation. This technique allows management to see a range of results from hundreds of income simulations. The stochastic simulation creates a vector of potential rate paths around the market's best guess (forward rates) concerning the future path of interest rates and allows rates to randomly follow paths throughout the vector. This allows for the modeling of non-biased rate forecasts around the market consensus. Results give management insight into a likely range of rate-related risk as well as worst and best-case rate scenarios.

The Company also uses market value analyses to help identify longer-term risks that may reside on the balance sheet. This is considered a secondary risk measurement tool by management. The Company measures the market value of equity as the net present value of all asset and liability cash flows discounted along the current LIBOR/swap curve plus appropriate market risk spreads. It is the change in the market value of equity under different rate environments, or effective duration that gives insight into the magnitude of risk to future earnings due to rate changes. Market value analyses also help management understand the price sensitivity of non-marketable bank products under different rate environments.

The Company's modeling of interest rate risk as of December 31, 2010 shows that under various rising rate scenarios, net interest income would show growth. The Company has not modeled falling rate scenarios due the extremely low interest rate environment. At December 31, 2010, the Company calculated that a gradual increase in rates of 100 basis points would increase net interest income by $2.8 million, or .5%, compared with an increase of $10.6 million projected at December 31, 2009. A 200 basis point gradual rise in rates calculated at December 31, 2010 would increase net interest income by $7.6 million, or 1.3%, down from an increase of $17.3 million last year. Also, a gradual increase of 300 basis points would increase net interest income by $10.4 million, or 1.7%, compared to a growth of $21.6 million at December 31, 2009.

Using rising rate models, the potential increase in net interest income is lower at December 31, 2010 when compared to the prior year due to several factors. These factors include a decline of $970.3 million in average loan balances in 2010 compared to the previous year, which are mainly variable rate assets, and average growth of $1.5 billion in available for sale securities, most of which have fixed rates. In addition to the change in earning assets, average interest bearing deposits grew during 2009 by $468.2 million, mainly in money market deposit accounts. Deposits have lower rates and are modeled to re-price upwards more slowly, thus partially offsetting the effect of a larger fixed rate securities portfolio. Other borrowings (mainly FHLB advances) declined on average by $467.7 million, resulting in lower interest expense.

Thus, under rising rate scenarios, the Company benefits from the repricing of its loan portfolio, the majority of which is variable rate. However, higher levels of fixed rate securities will partly offset the effect of the loan portfolio on interest income. Additionally, deposit balances have a smaller impact on net interest income when rates are rising, due to lower overall rates and fewer accounts that carry variable rates moving in sequence with market rates.

Through review and oversight by the ALCO, the Company attempts to engage in strategies that neutralize interest rate risk as much as possible. The Company's balance sheet remains well-diversified with moderate interest rate risk and is well-positioned for future growth. The use of derivative products is limited and the deposit base is strong and stable. The loan to deposit ratio is still at relatively low levels, which should present the Company with opportunities to fund future loan growth at reasonable costs. The Company believes that its approach to interest rate risk has appropriately considered its susceptibility to both rising and falling rates and has adopted strategies which minimize impacts of interest rate risk.

Derivative Financial Instruments

The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company's interest rate risk management strategy includes the ability to modify the re-pricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Interest rate swaps are used on a limited basis as part of this strategy. As of December 31, 2010, the Company had entered into three interest rate swaps with a notional amount of $15.7 million which are designated as fair value hedges of certain fixed rate loans. The Company also sells swap contracts to customers who wish to modify their interest rate sensitivity. The Company offsets the interest rate risk of these swaps by purchasing matching contracts with offsetting pay/receive rates from other financial institutions. The notional amount of these types of swaps at December 31, 2010 was $482.3 million.

Credit risk participation agreements arise when the Company contracts with other financial institutions, as a guarantor or beneficiary, to share credit risk associated with certain interest rate swaps. These agreements provide for reimbursement of losses resulting from a third party default on the underlying swap.

The Company enters into foreign exchange derivative instruments as an accommodation to customers and offsets the related foreign exchange risk by entering into offsetting third-party forward contracts with approved, reputable counterparties. In addition, the Company takes proprietary positions in such contracts based on market expectations. Hedge accounting has not been applied to these foreign exchange activities. This trading activity is managed within a policy of specific controls and limits. Most of the foreign exchange contracts outstanding at December 31, 2010 mature within 90 days, and the longest period to maturity is 11 months.

Additionally, interest rate lock commitments issued on residential mortgage loans held for resale are considered derivative instruments. The interest rate exposure on these commitments is economically hedged primarily with forward sale contracts in the secondary market.

In all of these contracts, the Company is exposed to credit risk in the event of nonperformance by counterparties, who may be bank customers or other financial institutions. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures. Because the Company generally enters into transactions only with high quality counterparties, there have been no losses associated with counterparty nonperformance on derivative financial instruments.

The following table summarizes the notional amounts and estimated fair values of the Company's derivative instruments at December 31, 2010 and 2009. Notional amount, along with the other terms of the derivative, is used to determine the amounts to be exchanged between the counterparties. Because the notional amount does not represent amounts exchanged by the parties, it is not a measure of loss exposure related to the use of derivatives nor of exposure to liquidity risk.

	2010			2009		
(In thousands)	**Notional Amount**	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps	**$498,071**	**$17,712**	**$(18,958)**	$503,530	$16,962	$(17,816)
Interest rate caps	**31,736**	**84**	**(84)**	16,236	239	(239)
Credit risk participation agreements	**40,661**	**—**	**(130)**	53,246	140	(239)
Foreign exchange contracts	**25,867**	**492**	**(359)**	17,475	415	(295)
Mortgage loan commitments	**12,125**	**101**	**(30)**	9,767	44	(16)
Mortgage loan forward sale contracts	**24,112**	**434**	**(23)**	19,986	184	(5)
Total at December 31	**$632,572**	**$18,823**	**$(19,584)**	$620,240	$17,984	$(18,610)

Operating Segments

The Company segregates financial information for use in assessing its performance and allocating resources among three operating segments. The results are determined based on the Company's management accounting process, which assigns balance sheet and income statement items to each responsible segment. These segments are defined by customer base and product type. The management process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. Each segment is managed by executives who, in conjunction with the Chief Executive Officer, make strategic business decisions regarding that segment. The three reportable operating segments are Consumer, Commercial and Wealth. Additional information is presented in Note 13 on Segments in the consolidated financial statements.

The Company uses a funds transfer pricing method to value funds used (e.g., loans, fixed assets, cash, etc.) and funds provided (deposits, borrowings, and equity) by the business segments and their components. This process assigns a specific value to each new source or use of funds with a maturity, based on current LIBOR interest rates, thus determining an interest spread at the time of the transaction. Non-maturity assets and liabilities are assigned to LIBOR based funding pools. This method helps to provide an accurate means of valuing fund sources and uses in a varying interest rate environment. The Company also assigns loan charge-offs and recoveries (labeled in the table below as "provision for loan losses") directly to each operating segment instead of allocating an estimated loan loss provision. The operating segments also include a number of allocations of income and expense from various support and overhead centers within the Company.

The table below is a summary of segment pre-tax income results for the past three years.

(Dollars in thousands)	Consumer	Commercial	Wealth	Segment Totals	Other/ Elimination	Consolidated Totals
Year ended December 31, 2010						
Net interest income	**$ 311,231**	**$ 259,296**	**$ 41,075**	**$ 611,602**	**$ 34,330**	**$ 645,932**
Provision for loan losses	**(70,633)**	**(24,825)**	**(1,263)**	**(96,721)**	**(3,279)**	**(100,000)**
Non-interest income	**157,903**	**131,954**	**116,095**	**405,952**	**(841)**	**405,111**
Investment securities losses, net	**—**	**—**	**—**	**—**	**(1,785)**	**(1,785)**
Non-interest expense	**(287,359)**	**(205,069)**	**(106,438)**	**(598,866)**	**(32,268)**	**(631,134)**
Income (loss) before income taxes	**$ 111,142**	**$ 161,356**	**$ 49,469**	**$ 321,967**	**$ (3,843)**	**$ 318,124**
Year ended December 31, 2009						
Net interest income	$ 331,607	$ 243,083	$ 40,691	$ 615,381	$ 20,121	$ 635,502
Provision for loan losses	(84,019)	(54,230)	(520)	(138,769)	(21,928)	(160,697)
Non-interest income	163,150	114,637	114,445	392,232	4,027	396,259
Investment securities losses, net	—	—	—	—	(7,195)	(7,195)
Non-interest expense	(302,505)	(191,628)	(106,370)	(600,503)	(21,234)	(621,737)
Income (loss) before income taxes	$ 108,233	$ 111,862	$ 48,246	$ 268,341	$ (26,209)	$ 242,132
2010 vs. 2009						
Increase (decrease) in income before income taxes:						
Amount	**$ 2,909**	**$ 49,494**	**$ 1,223**	**$ 53,626**	**$ 22,366**	**$ 75,992**
Percent	**2.7%**	**44.2%**	**2.5%**	**20.0%**	**N.M.**	**31.4%**
Year ended December 31, 2008						
Net interest income	$ 323,568	$ 203,961	$ 37,174	$ 564,703	$ 28,036	$ 592,739
Provision for loan losses	(56,639)	(13,526)	(265)	(70,430)	(38,470)	(108,900)
Non-interest income	146,295	107,445	113,879	367,619	8,093	375,712
Investment securities gains, net	—	—	—	—	30,294	30,294
Non-interest expense	(285,796)	(180,779)	(131,710)	(598,285)	(17,095)	(615,380)
Income (loss) before income taxes	$ 127,428	$ 117,101	$ 19,078	$ 263,607	$ 10,858	$ 274,465
2009 vs. 2008						
Increase (decrease) in income before income taxes:						
Amount	$ (19,195)	$ (5,239)	$ 29,168	$ 4,734	$ (37,067)	$ (32,333)
Percent	(15.1)%	(4.5)%	152.9%	1.8%	N.M.	(11.8)%

Consumer

The Consumer segment includes consumer deposits, consumer finance, consumer debit and credit cards, and student lending. Pre-tax income for 2010 was $111.1 million, an increase of $2.9 million, or 2.7%, over 2009. This increase was mainly due to declines of $15.1 million, or 5.0%, in non-interest expense and $13.4 million in the provision for loan losses. The decline in non-interest expense was largely due to lower FDIC insurance expense, deposit account processing expense and teller services expense. The provision for loan losses totaled $70.6 million in 2010 compared to $84.0 million in the prior year and included lower losses on marine and RV loans, consumer credit card loans and other consumer loans. These lower expenses were partly offset by a decline of $20.4 million in net interest income, due to a $30.5 million decrease in net allocated funding credits assigned to the Consumer segment's loan and deposit portfolios and a $30.4 million decrease in loan interest income, partly offset by a decline of $40.6 million in deposit interest expense. Also, non-interest income decreased $5.2 million, or 3.2%, from the prior year due to lower deposit account fees (mainly overdraft charges). This decline was partly offset by an increase in bank card fee income (primarily debit card fees) and higher gains on sales of student loans. Total average loans decreased 11.5% in 2010 compared to the prior year due to declines in consumer loans and the sale of the student loan portfolio mentioned below. Average deposits increased slightly over the prior period, resulting mainly from growth in interest checking and premium money market deposit accounts, partly offset by a decline in short-term certificates of deposit.

Pre-tax profitability for 2009 was $108.2 million, a decrease of $19.2 million, or 15.1%, from 2008. The decline in profitability was mainly due to an increase of $27.4 million in the provision for loan losses and an increase of $16.7 million in non-interest expense, which were partly offset by higher net interest income of $8.0 million and $16.9 million in non-interest income. The increase in net interest income resulted mainly from a $53.0 million decrease in deposit interest expense, mainly in premium money market accounts and short-term certificates of deposit. This effect was partly offset by a decline of $24.5 million in net allocated funding credits and a $20.4 million decrease in loan interest income. The increase in the loan loss provision was mainly due to higher consumer credit card and marine and RV loan charge-offs. An increase of $16.9 million, or 11.5%, in non-interest income resulted mainly from higher gains on sales of student loans, including the reversal of an impairment reserve discussed above in the Non-Interest Income section of this discussion. This increase in income was partly offset by a decline in overdraft charges. Non-interest expense grew $16.7 million, or 5.8%, over the prior year due to higher FDIC insurance expense and data processing costs, partly offset by lower bank card servicing expense. Total average loans increased slightly in 2009 over the prior year due to the acquisition of a student loan portfolio late in 2008, partly offset by declines in other types of consumer loans. Average deposits increased 2.8% over the prior period, resulting mainly from growth in interest checking and premium money market deposit accounts, partly offset by a decline in certificates of deposit.

Commercial

The Commercial segment provides corporate lending (including the Small Business Banking product line within the branch network), leasing, international services, and business, government deposit, and related commercial cash management services, as well as merchant and commercial bank card products. Pre-tax income for 2010 increased $49.5 million, or 44.2%, compared to the prior year. Net interest income increased $16.2 million, or 6.7%, due to lower net allocated funding costs of $31.5 million, which was partly offset by a $17.7 million decline in loan interest income. The loan loss provision in this segment totaled $24.8 million in 2010, a decrease of $29.4 million from the prior year. During 2010, lower charge-offs occurred on construction and business loans. Non-interest income increased $17.3 million, or 15.1%, over the previous year due to higher bank card fees (mainly corporate card). Non-interest expense increased $13.4 million, or 7.0%, over the prior year, mainly due to an increase in bank card fee expense and higher write-downs and holding costs on foreclosed real estate and personal property. These increases were partly offset by lower costs for FDIC insurance and deposit account processing. Average segment loans decreased 8.9% compared to 2009 as a result of declines in business, construction and business real estate loans, while average deposits increased 16.6% due to growth in non-interest bearing demand and money market deposit accounts.

In 2009, pre-tax profitability for the Commercial segment decreased $5.2 million, or 4.5%, compared to the prior year. The decline was mainly due to a higher loan loss provision of $40.7 million and greater non-interest expense of $10.8 million. Partly offsetting the increases in expense were a $39.1 million, or 19.2%, increase in net interest income and a $7.2 million increase in non-interest income. The increase in net interest income was mainly due to lower net allocated funding costs of $113.8 million and a decrease of $6.7 million in deposit interest expense, which were partly offset by a decline in loan interest income of $81.3 million. The growth in the loan loss provision included a $27.9 million increase in construction and land loan net charge-offs and smaller increases in other commercial loan categories. Non-interest income increased $7.2 million, or 6.7%, over the prior year and included higher commercial cash management fees and bank card fees (mainly corporate card), partly offset by lower cash sweep commissions. Non-interest expense increased $10.8 million, or 6.0%, over the previous year, mainly due to higher FDIC insurance expense and an increase in salaries and benefits expense. Average segment loans decreased 4.9% compared to 2008 largely due to declines in business and business real estate loans, while average deposits increased 38.0% due to growth in non-interest bearing demand and money market deposit accounts.

Wealth

The Wealth segment provides traditional trust and estate planning, advisory and discretionary investment management services, brokerage services, and includes Private Banking accounts. At December 31, 2010, the Trust group managed investments with a market value of $14.3 billion and administered an additional $10.7 billion in non-managed assets. It also provides investment management services to The Commerce Funds, a series of mutual funds with $1.5 billion in total assets at December 31, 2010. The segment includes the Capital Markets Group, which sells fixed-income securities to individuals, corporations, correspondent banks, public institutions, and municipalities, and also provides investment safekeeping and bond accounting services. Pre-tax profitability for the Wealth segment was $49.5 million in 2010 compared to $48.2 million in 2009, an increase of $1.2 million, or 2.5%. Net interest income increased $384 thousand and was impacted by a $10.3 million decline in deposit interest expense, offset by an $8.0 million decrease in assigned net funding credits and a $2.0 million decrease in loan interest income. Non-interest income increased $1.7 million, or 1.4%, due to higher trust fee income, partly offset by lower bond trading income and brokerage fees. Non-interest expense increased slightly due to higher corporate management fees, partly offset by lower FDIC insurance expense. Average assets increased $4.2 million during 2010 mainly due to activity in the trading securities portfolio, partly offset by a decline in loans. Average deposits decreased $98.8 million, or 5.0%, during 2010 due to a decline in certificates of deposit over $100,000, partly offset by growth in premium money market accounts.

In 2009, pre-tax income for the Wealth segment was $48.2 million compared to $19.1 million in 2008, an increase of $29.2 million. The profitability increase was the result of a $25.3 million decline in non-interest expense, which was due to a $33.3 million loss on the purchase of auction rate securities in 2008, as mentioned above in the Non-Interest Expense section of this discussion. Partly offsetting this decline in expense were increases in FDIC insurance costs, allocated processing costs, and salaries and benefits expense. Net interest income increased $3.5 million, or 9.5%, largely due to a $14.6 million decline in interest expense on short-term jumbo certificates of deposit, and a $7.5 million decline in overnight borrowings expense. These effects were partly offset by a $24.5 million decrease in assigned net funding credits. Non-interest income increased slightly over the prior year due to higher bond trading income, partly offset by lower trust fee income and cash sweep commissions. Average assets decreased $13.7 million during 2009 mainly due to a decline in the trading securities portfolio. Average deposits increased $400.3 million, or 25.3%, during 2009, due to growth in premium money market accounts and certificates of deposit over $100,000.

The segment activity, as shown above, includes both direct and allocated items. Amounts in the "Other/Elimination" column include activity not related to the segments, such as certain administrative functions, the investment securities portfolio, and the effect of certain expense allocations to the segments. Also included in this category is the excess of the Company's provision for loan losses over net loan charge-offs, which are generally assigned directly to the segments. In 2010, the pre-tax loss in this category was $3.8 million, compared to a loss of $26.2 million in 2009. This increase was mainly due to a decline in the unallocated loan loss provision of $18.6 million. In addition, net interest income in this category, related to earnings of the investment portfolio and interest expense on borrowings not allocated to a segment, increased $14.2 million and unallocated investment securities losses decreased $5.4 million. Non-interest expense in this category increased due to an unallocated debt prepayment penalty of $11.8 million.

Impact of Recently Issued Accounting Standards

Accounting for Transfers of Financial Assets The FASB issued additional guidance in June 2009 with the objective of providing greater transparency about transfers of financial assets and a transferor's continuing involvement. The new guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire original financial asset, or when the transferor has continuing involvement with the transferred asset. It establishes conditions for reporting a transfer of a portion of a financial asset as a sale. Also, it eliminates the exception for qualifying special purpose entities from consolidation guidance, and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred assets. The new accounting requirements must be applied to transactions occurring on or after January 1, 2010. Their adoption did not have a significant effect on the Company's consolidated financial statements.

Variable Interest Entities In June 2009, the FASB issued new accounting guidance related to variable interest entities. This guidance replaces a quantitative-based risks and rewards calculation for determining which entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which entity has the power to direct the activities of a variable interest entity that most significantly impact its economic performance and the obligation to absorb its losses or the right to receive its benefits. This guidance requires reconsideration of whether an entity is a variable interest entity when any changes in facts or circumstances occur such that the holders of the equity investment at risk, as a group, lose the power to direct the activities of the entity that most significantly impact the entity's economic performance. It also requires ongoing assessments of whether a variable interest holder is the primary beneficiary of a variable interest entity. In February 2010, the FASB issued ASU 2010-10, "Amendments for Certain Investment Funds", which deferred the application of this new guidance for interests in certain investment entities, such as mutual funds, private equity funds, hedge funds, venture capital funds, and real estate investment trusts, and clarified other aspects of the guidance. Entities qualifying for this deferral will continue to apply the previously existing consolidation guidance. The guidance and its amendment were effective on January 1, 2010, and their adoption did not have a significant effect on the Company's financial statements.

Fair Value Measurements In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements", which requires additional disclosures related to transfers among fair value hierarchy levels and the activity of Level 3 assets and liabilities. This ASU also provides clarification for the disaggregation of fair value measurements of assets and liabilities, and the discussion of inputs and valuation techniques used for fair value measurements. The new disclosures and clarification were effective January 1, 2010, except for the disclosures related to the activity of Level 3 financial instruments. Those disclosures are effective January 1, 2011 and are not expected to have a significant effect on the Company's consolidated financial statements.

Credit Quality of Financing Receivables and the Allowance for Credit Losses In July 2010, the FASB issued ASU 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". This guidance is expected to facilitate the evaluation of the nature of credit risk inherent in an entity's loan portfolio, how that risk influences the allowance for credit losses, and the changes and reasons for those changes in the allowance. The ASU requires disclosures about the activity in the allowance, non-accrual and impaired loan status, credit quality indicators, past due information, loan modifications, and significant loan purchases and sales. Much of the disclosure is required on a disaggregated level, by portfolio segment or class basis. The disclosures about the activity in the allowance and loan modifications during a reported period are effective for the March 31, 2011 financial statements. Disclosure about loans modified as troubled debt restructurings have been deferred until further guidance for determining what constitutes a troubled debt restructuring is issued, which is expected later in 2011. The required disclosures have been included in Notes 1 and 3 in the accompanying financial statements. Adoption of the remaining requirements is not expected to have a significant effect on the Company's financial statements.

Corporate Governance

The Company has adopted a number of corporate governance measures. These include corporate governance guidelines, a code of ethics that applies to its senior financial officers and the charters for its audit committee, its committee on compensation and human resources, and its committee on governance/directors. This information is available on the Company's Web site www.commercebank.com under Investor Relations.

Forward-Looking Statements

This report may contain "forward-looking statements" that are subject to risks and uncertainties and include information about possible or assumed future results of operations. Many possible events or factors could affect the future financial results and performance of the Company. This could cause results or performance to differ materially from those expressed in the forward-looking statements. Words such as “expects”, “anticipates”, “believes”, “estimates”, variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this report. Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events. Such possible events or factors include: changes in economic conditions in the Company’s market area; changes in policies by regulatory agencies, governmental legislation and regulation; fluctuations in interest rates; changes in liquidity requirements; demand for loans in the Company’s market area; changes in accounting and tax principles; estimates made on income taxes; and competition with other entities that offer financial services.

SUMMARY OF QUARTERLY STATEMENTS OF INCOME

Year Ended December 31, 2010 *(In thousands, except per share data)*	For the Quarter Ended 12/31/10	9/30/10	6/30/10	3/31/10
Interest income	$177,436	$ 178,916	$185,057	$188,069
Interest expense	(16,759)	(19,479)	(21,949)	(25,359)
Net interest income	160,677	159,437	163,108	162,710
Non-interest income	110,454	100,010	101,458	93,189
Investment securities gains (losses), net	1,204	16	660	(3,665)
Salaries and employee benefits	(86,562)	(85,442)	(87,108)	(87,438)
Other expense	(77,469)	(70,144)	(68,685)	(68,286)
Provision for loan losses	(21,647)	(21,844)	(22,187)	(34,322)
Income before income taxes	86,657	82,033	87,246	62,188
Income taxes	(24,432)	(26,012)	(27,428)	(18,377)
Non-controlling interest	(304)	(136)	(84)	359
Net income	$ 61,921	$ 55,885	$ 59,734	$ 44,170
Net income per common share – basic*	$ .72	$ .63	$ .69	$ .50
Net income per common share – diluted*	$ .70	$ .64	$ .68	$ .50
Weighted average shares – basic*	86,564	87,192	87,139	87,017
Weighted average shares – diluted*	86,927	87,560	87,554	87,492

Year Ended December 31, 2009 *(In thousands, except per share data)*	For the Quarter Ended 12/31/09	9/30/09	6/30/09	3/31/09
Interest income	$194,999	$ 201,647	$198,992	$193,874
Interest expense	(30,496)	(38,108)	(41,547)	(43,859)
Net interest income	164,503	163,539	157,445	150,015
Non-interest income	102,519	102,414	98,363	92,963
Investment securities losses, net	(1,325)	(945)	(2,753)	(2,172)
Salaries and employee benefits	(85,480)	(87,267)	(86,279)	(86,753)
Other expense	(68,259)	(67,501)	(73,533)	(66,665)
Provision for loan losses	(41,002)	(35,361)	(41,166)	(43,168)
Income before income taxes	70,956	74,879	52,077	44,220
Income taxes	(21,493)	(23,415)	(15,257)	(13,592)
Non-controlling interest	159	185	148	208
Net income	$ 49,622	$ 51,649	$ 36,968	$ 30,836
Net income per common share – basic*	$ .57	$ .61	$ .43	$ .37
Net income per common share – diluted*	$ .57	$ .60	$ .43	$ .37
Weighted average shares – basic*	86,818	86,278	84,264	83,462
Weighted average shares – diluted*	87,192	86,616	84,551	83,797

Year Ended December 31, 2008 *(In thousands, except per share data)*	For the Quarter Ended 12/31/08	9/30/08	6/30/08	3/31/08
Interest income	$209,628	$ 209,464	$208,204	$222,553
Interest expense	(53,339)	(57,900)	(63,425)	(82,446)
Net interest income	156,289	151,564	144,779	140,107
Non-interest income	85,226	95,593	102,733	92,160
Investment securities gains, net	4,814	1,149	1,008	23,323
Salaries and employee benefits	(83,589)	(83,766)	(83,247)	(83,010)
Other expense	(60,099)	(100,680)	(63,818)	(57,171)
Provision for loan losses	(41,333)	(29,567)	(18,000)	(20,000)
Income before income taxes	61,308	34,293	83,455	95,409
Income taxes	(17,757)	(9,534)	(27,118)	(30,668)
Non-controlling interest	285	(86)	(358)	(574)
Net income	$ 43,836	$ 24,673	$ 55,979	$ 64,167
Net income per common share – basic*	$ .52	$ .30	$ .67	$ .77
Net income per common share – diluted*	$ .52	$ .29	$ .67	$ .76
Weighted average shares – basic*	83,370	83,190	83,075	82,978
Weighted average shares – diluted*	83,986	83,861	83,742	83,687

* *Restated for the 5% stock dividend distributed in 2010.*

AVERAGE BALANCE SHEETS - AVERAGE RATES AND YIELDS

	Years Ended December 31								
	2010			2009			2008		
(Dollars in thousands)	**Average Balance**	**Interest Income/ Expense**	**Average Rates Earned/ Paid**	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS									
Loans:[A]									
Business[B]	**$ 2,887,427**	**$110,792**	**3.84%**	$ 3,119,778	$116,686	3.74%	$ 3,478,927	$170,620	4.90%
Real estate – construction and land	**557,282**	**22,384**	**4.02**	739,896	26,746	3.61	701,519	34,445	4.91
Real estate – business	**2,029,214**	**102,451**	**5.05**	2,143,675	108,107	5.04	2,281,664	136,955	6.00
Real estate – personal	**1,476,031**	**76,531**	**5.18**	1,585,273	87,085	5.49	1,522,172	88,322	5.80
Consumer	**1,250,076**	**84,204**	**6.74**	1,464,170	101,761	6.95	1,674,497	119,837	7.16
Revolving home equity	**484,878**	**20,916**	**4.31**	495,629	21,456	4.33	474,635	23,960	5.05
Student[C]	**246,395**	**5,783**	**2.35**	344,243	9,440	2.74	13,708	287	2.10
Consumer credit card	**760,079**	**89,225**	**11.74**	727,422	89,045	12.24	776,810	83,972	10.81
Overdrafts	**7,288**	**—**	**—**	9,781	—	—	11,926	—	—
Total loans	**9,698,670**	**512,286**	**5.28**	10,629,867	560,326	5.27	10,935,858	658,398	6.02
Loans held for sale	**358,492**	**6,091**	**1.70**	397,583	8,219	2.07	347,441	14,968	4.31
Investment securities:									
U.S. government & federal agency	**439,073**	**9,673**	**2.20**	169,214	6,754	3.99	7,065	364	5.15
Government-sponsored enterprise obligations	**203,593**	**4,591**	**2.25**	137,928	4,219	3.06	176,018	7,075	4.02
State & municipal obligations[B]	**966,694**	**45,469**	**4.70**	873,607	43,882	5.02	695,542	37,770	5.43
Mortgage and asset-backed securities	**4,795,219**	**151,781**	**3.17**	3,739,967	167,087	4.47	2,469,467	125,369	5.08
Other marketable securities[B]	**183,328**	**8,889**	**4.85**	179,847	9,793	5.45	98,650	4,243	4.30
Trading securities[B]	**21,899**	**671**	**3.06**	16,927	506	2.99	28,840	1,355	4.70
Non-marketable securities[B]	**113,326**	**7,216**	**6.37**	136,911	6,398	4.67	133,996	7,730	5.77
Total investment securities	**6,723,132**	**228,290**	**3.40**	5,254,401	238,639	4.54	3,609,578	183,906	5.09
Short-term federal funds sold and securities purchased under agreements to resell	**6,542**	**48**	**.73**	43,811	222	.51	425,273	8,287	1.95
Long-term securities purchased under agreements to resell	**150,235**	**2,549**	**1.70**	—	—	—	—	—	—
Interest earning deposits with banks	**171,883**	**427**	**.25**	325,744	807	.25	46,670	198	.42
Total interest earning assets	**17,108,954**	**749,691**	**4.38**	16,651,406	808,213	4.85	15,364,820	865,757	5.63
Less allowance for loan losses	**(195,870)**			(181,417)			(145,176)		
Unrealized gain (loss) on investment securities	**149,106**			24,105			27,068		
Cash and due from banks	**368,340**			364,579			451,105		
Land, buildings and equipment – net	**395,108**			411,366			412,852		
Other assets	**410,361**			349,164			343,664		
Total assets	**$18,235,999**			$17,619,203			$16,454,333		
LIABILITIES AND EQUITY									
Interest bearing deposits:									
Savings	**$ 478,592**	**622**	**.13**	$ 438,748	642	.15	$ 400,948	1,186	.30
Interest checking and money market	**9,906,210**	**28,676**	**.29**	8,547,801	30,789	.36	7,400,125	59,947	.81
Time open & C.D.'s of less than $100,000	**1,660,462**	**22,871**	**1.38**	2,055,952	51,982	2.53	2,149,119	77,322	3.60
Time open & C.D.'s of $100,000 and over	**1,323,952**	**13,847**	**1.05**	1,858,543	35,371	1.90	1,629,500	55,665	3.42
Total interest bearing deposits	**13,369,216**	**66,016**	**.49**	12,901,044	118,784	.92	11,579,692	194,120	1.68
Borrowings:									
Federal funds purchased and securities sold under agreements to repurchase	**1,085,121**	**2,584**	**.24**	968,643	3,699	.38	1,373,625	25,085	1.83
Other borrowings[D]	**452,810**	**14,948**	**3.30**	920,467	31,527	3.43	1,092,746	37,905	3.47
Total borrowings	**1,537,931**	**17,532**	**1.14**	1,889,110	35,226	1.86	2,466,371	62,990	2.55
Total interest bearing liabilities	**14,907,147**	**83,548**	**.56%**	14,790,154	154,010	1.04%	14,046,063	257,110	1.83%
Non-interest bearing demand deposits	**993,753**			920,118			670,118		
Other liabilities	**346,312**			176,676			140,333		
Equity	**1,988,787**			1,732,255			1,597,819		
Total liabilities and equity	**$18,235,999**			$17,619,203			$16,454,333		
Net interest margin (T/E)		**$666,143**			$654,203			$608,647	
Net yield on interest earning assets			**3.89%**			3.93%			3.96%
Percentage increase (decrease) in net interest margin (T/E) compared to the prior year			**1.83%**			7.48%			9.85%

(A) *Loans on non-accrual status are included in the computation of average balances. Included in interest income above are loan fees and late charges, net of amortization of deferred loan origination fees and costs, which are immaterial. Credit card income from merchant discounts and net interchange fees are not included in loan income.*

(B) *Interest income and yields are presented on a fully-taxable equivalent basis using the Federal statutory income tax rate. Loan interest income includes tax free loan income (categorized as business loan income) which includes tax equivalent adjustments of $4,620,000 in 2010, $3,922,000 in 2009, $3,553,000 in 2008, $2,895,000 in 2007, $1,826,000 in 2006, and $1,035,000 in 2005. Investment securities interest income include tax equivalent adjustments of $15,593,000 in 2010, $14,779,000 in 2009, $12,355,000 in 2008, $13,079,000 in 2007, $9,476,000 in 2006 and $3,626,000 in 2005. These adjustments relate to state and municipal obligations, other marketable securities, trading securities, and non-marketable securities.*

Years Ended December 31									
2007			2006			2005			
Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Five Year Compound Growth Rate
$ 3,110,386	$209,523	6.74%	$ 2,688,722	$177,543	6.60%	$ 2,336,681	$125,354	5.36%	4.32%
671,986	49,436	7.36	540,574	40,477	7.49	480,864	28,422	5.91	2.99
2,204,041	154,819	7.02	2,053,455	140,659	6.85	1,794,269	106,167	5.92	2.49
1,521,066	90,537	5.95	1,415,321	79,816	5.64	1,339,900	71,222	5.32	1.95
1,558,302	115,184	7.39	1,352,047	95,074	7.03	1,242,163	80,431	6.48	.13
443,748	33,526	7.56	445,376	33,849	7.60	429,911	26,463	6.16	2.44
—	—	—	—	—	—	357,319	17,050	4.77	NM
665,964	84,856	12.74	595,252	77,737	13.06	554,471	66,552	12.00	6.51
13,823	—	—	14,685	—	—	13,995	—	—	(12.23)
10,189,316	737,881	7.24	9,105,432	645,155	7.09	8,549,573	521,661	6.10	2.55
321,916	21,940	6.82	315,950	21,788	6.90	11,909	657	5.52	NM
9,063	506	5.58	49,735	2,160	4.34	132,894	6,570	4.94	27.00
401,107	15,999	3.99	590,504	20,657	3.50	933,410	33,398	3.58	(26.25)
594,154	33,416	5.62	414,282	22,499	5.43	137,007	6,591	4.81	47.81
2,120,521	102,243	4.82	2,201,685	96,270	4.37	2,812,757	114,978	4.09	11.26
129,622	7,355	5.67	200,013	10,695	5.35	216,984	8,808	4.06	(3.31)
22,321	1,144	5.13	17,444	884	5.07	10,624	478	4.50	15.57
92,251	5,710	6.19	85,211	7,863	9.23	78,709	4,984	6.33	7.56
3,369,039	166,373	4.94	3,558,874	161,028	4.52	4,322,385	175,807	4.07	9.24
527,304	25,881	4.91	299,554	15,637	5.22	116,553	4,102	3.52	(43.79)
—	—	—	—	—	—	—	—	—	NM
—	—	—	—	—	—	—	—	—	NM
14,407,575	952,075	6.61	13,279,810	843,608	6.35	13,000,420	702,227	5.40	5.65
(132,234)			(129,224)			(129,272)			8.67
25,333			(9,443)			22,607			NM
463,970			470,826			508,389			(6.24)
400,161			376,375			369,471			1.35
315,522			250,260			201,829			15.25
$15,480,327			$14,238,604			$13,973,444			5.47
$ 392,942	2,067	.53	$ 393,870	2,204	.56	$ 403,158	1,259	.31	3.49
6,996,943	114,027	1.63	6,717,280	94,238	1.40	6,745,714	52,112	.77	7.99
2,359,386	110,957	4.70	2,077,257	85,424	4.11	1,736,804	50,597	2.91	(.89)
1,480,856	73,739	4.98	1,288,845	58,381	4.53	983,703	30,779	3.13	6.12
11,230,127	300,790	2.68	10,477,252	240,247	2.29	9,869,379	134,747	1.37	6.26
1,696,613	83,464	4.92	1,455,544	70,154	4.82	1,609,868	48,776	3.03	(7.59)
292,446	13,775	4.71	182,940	8,744	4.78	366,072	12,464	3.40	4.34
1,989,059	97,239	4.89	1,638,484	78,898	4.82	1,975,940	61,240	3.10	(4.89)
13,219,186	398,029	3.01%	12,115,736	319,145	2.63%	11,845,319	195,987	1.65%	4.71
647,888			642,545			655,729			8.67
134,278			99,396			90,752			30.71
1,478,975			1,380,927			1,381,644			7.56
$15,480,327			$14,238,604			$13,973,444			5.47%
	$554,046			$524,463			$506,240		
		3.85%			3.95%			3.89%	
		5.64%			3.60%			1.32%	

(C) *The Company's portfolio of originated student loans was classified as held for sale in the first quarter of 2006 and, accordingly, is included in the held for sale balances for 2006 through 2010. In December 2008, the Company purchased $358,451,000 of student loans with the intent to hold to maturity. In October 2010, the seller elected to repurchase the loans under the terms of the original agreement.*

(D) *Interest expense of $2,000, $38,000 and $123,000 which was capitalized on construction projects in 2010, 2006 and 2005, respectively, is not deducted from the interest expense shown above.*

QUARTERLY AVERAGE BALANCE SHEETS - AVERAGE RATES AND YIELDS

(Dollars in millions)	Year Ended December 31, 2010							
	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	Average Balance	Average Rates Earned/ Paid	Average Balance	Average Rates Earned/ Paid	Average Balance	Average Rates Earned/ Paid	Average Balance	Average Rates Earned/ Paid
ASSETS								
Loans:								
Business[(A)]	$ 2,920	3.77%	$ 2,918	3.82%	$ 2,881	3.93%	$ 2,830	3.83%
Real estate – construction and land	498	4.17	530	4.00	568	3.90	634	4.01
Real estate – business	2,003	5.01	1,999	5.10	2,029	5.08	2,088	5.00
Real estate – personal	1,444	5.00	1,451	5.13	1,484	5.25	1,526	5.35
Consumer	1,191	6.61	1,234	6.65	1,270	6.72	1,307	6.94
Revolving home equity	483	4.31	485	4.32	483	4.32	488	4.31
Student	22	2.10	315	2.40	322	2.38	329	2.28
Consumer credit card	776	10.82	763	11.29	738	12.32	763	12.58
Overdrafts	8	—	7	—	7	—	8	—
Total loans	9,345	5.22	9,702	5.21	9,782	5.33	9,973	5.37
Loans held for sale	93	2.38	305	1.78	557	1.63	484	1.60
Investment securities:								
U.S. government & federal agency	436	2.32	437	1.07	443	3.43	439	1.99
Government-sponsored enterprise obligations	187	2.25	235	2.12	225	2.16	167	2.59
State & municipal obligations[(A)]	1,091	4.45	982	4.53	893	4.87	899	5.04
Mortgage and asset-backed securities	5,221	2.86	5,101	2.77	4,390	3.47	4,457	3.69
Other marketable securities[(A)]	177	5.01	183	5.18	193	4.55	181	4.67
Trading securities[(A)]	32	3.35	23	2.87	19	2.93	14	2.91
Non-marketable securities[(A)]	107	5.98	109	9.43	114	4.26	123	5.91
Total investment securities	7,251	3.15	7,070	3.05	6,277	3.67	6,280	3.81
Short-term federal funds sold and securities purchased under agreements to resell	5	.61	7	.69	7	.76	7	.84
Long-term securities purchased under agreements to resell	397	1.69	199	1.72	—	—	—	—
Interest earning deposits with banks	87	.25	171	.25	322	.25	108	.24
Total interest earning assets	17,178	4.22	17,454	4.19	16,945	4.49	16,852	4.64
Less allowance for loan losses	(195)		(195)		(196)		(197)	
Unrealized gain (loss) on investment securities	176		159		133		128	
Cash and due from banks	365		367		378		364	
Land, buildings and equipment – net	388		392		397		402	
Other assets	383		444		401		413	
Total assets	$18,295		$18,621		$18,058		$17,962	
LIABILITIES AND EQUITY								
Interest bearing deposits:								
Savings	$ 480	.14	$ 482	.16	$ 490	.11	$ 461	.10
Interest checking and money market	10,316	.27	9,980	.28	9,872	.31	9,447	.30
Time open & C.D.'s under $100,000	1,533	1.18	1,642	1.32	1,703	1.43	1,766	1.56
Time open & C.D.'s $100,000 & over	1,232	.93	1,417	.97	1,323	1.08	1,324	1.20
Total interest bearing deposits	13,561	.43	13,521	.47	13,388	.52	12,998	.56
Borrowings:								
Federal funds purchased and securities sold under agreements to repurchase	1,125	.12	1,024	.23	1,027	.32	1,166	.29
Other borrowings	231	2.96	350	3.09	502	3.02	735	3.70
Total borrowings	1,356	.61	1,374	.96	1,529	1.21	1,901	1.61
Total interest bearing liabilities	14,917	.45%	14,895	.52%	14,917	.59%	14,899	.69%
Non-interest bearing demand deposits	1,041		1,006		980		947	
Other liabilities	287		701		199		194	
Equity	2,050		2,019		1,962		1,922	
Total liabilities and equity	$18,295		$18,621		$18,058		$17,962	
Net interest margin (T/E)	$ 166		$ 165		$ 168		$ 167	
Net yield on interest earning assets		3.83%		3.75%		3.97%		4.03%

(A) Includes tax equivalent calculations.

(Dollars in millions)	Fourth Quarter Average Balance	Fourth Quarter Average Rates Earned/ Paid	Third Quarter Average Balance	Third Quarter Average Rates Earned/ Paid	Second Quarter Average Balance	Second Quarter Average Rates Earned/ Paid	First Quarter Average Balance	First Quarter Average Rates Earned/ Paid
	Year Ended December 31, 2009							
ASSETS								
Loans:								
Business(A)	$ 2,866	3.77%	$ 3,019	3.77%	$ 3,260	3.81%	$ 3,341	3.61%
Real estate – construction and land	695	3.93	699	3.74	751	3.50	816	3.34
Real estate – business	2,113	4.98	2,147	5.04	2,174	5.05	2,141	5.10
Real estate – personal	1,547	5.32	1,578	5.38	1,596	5.55	1,621	5.72
Consumer	1,358	7.03	1,424	6.99	1,498	6.87	1,579	6.92
Revolving home equity	488	4.33	492	4.35	498	4.33	505	4.31
Student	335	2.28	341	2.37	347	2.61	354	3.69
Consumer credit card	749	11.80	729	12.60	698	12.70	734	11.90
Overdrafts	11	—	11	—	9	—	8	—
Total loans	10,162	5.27	10,440	5.31	10,831	5.27	11,099	5.24
Loans held for sale	322	1.70	294	1.95	514	1.53	463	3.00
Investment securities:								
U.S. government & federal agency	376	3.08	274	5.26	11	3.73	11	3.75
Government-sponsored enterprise obligations	142	2.84	139	2.90	148	2.98	123	3.60
State & municipal obligations(A)	931	4.80	908	4.97	906	5.22	747	5.13
Mortgage and asset-backed securities	4,478	3.86	3,985	4.47	3,649	4.66	2,827	5.20
Other marketable securities(A)	188	5.45	195	5.20	193	5.40	142	5.84
Trading securities(A)	14	2.66	18	3.08	19	3.12	17	3.01
Non-marketable securities(A)	134	6.02	134	4.98	139	3.65	141	4.09
Total investment securities	6,263	4.02	5,653	4.58	5,065	4.70	4,008	5.11
Short-term federal funds sold and securities purchased under agreements to resell	10	.85	31	.66	26	.56	110	.42
Interest earning deposits with banks	290	.25	204	.23	213	.10	601	.30
Total interest earning assets	17,047	4.66	16,622	4.93	16,649	4.91	16,281	4.93
Less allowance for loan losses	(188)		(186)		(178)		(173)	
Unrealized gain (loss) on investment securities	115		41		(13)		(49)	
Cash and due from banks	366		357		357		378	
Land, buildings and equipment – net	408		411		412		415	
Other assets	345		363		348		340	
Total assets	$18,093		$17,608		$17,575		$17,192	
LIABILITIES AND EQUITY								
Interest bearing deposits:								
Savings	$ 442	.14	$ 443	.15	$ 452	.15	$ 418	.15
Interest checking and money market	9,181	.33	8,653	.35	8,460	.37	7,881	.41
Time open & C.D.'s under $100,000	1,895	1.93	2,108	2.54	2,130	2.74	2,092	2.86
Time open & C.D.'s $100,000 & over	1,559	1.46	1,785	1.87	2,004	1.98	2,093	2.19
Total interest bearing deposits	13,077	.69	12,989	.90	13,046	1.00	12,484	1.11
Borrowings:								
Federal funds purchased and securities sold under agreements to repurchase	980	.33	938	.35	963	.35	995	.50
Other borrowings	773	3.62	833	3.66	873	3.79	1,208	2.86
Total borrowings	1,753	1.78	1,771	1.90	1,836	1.99	2,203	1.80
Total interest bearing liabilities	14,830	.82%	14,760	1.02%	14,882	1.12%	14,687	1.21%
Non-interest bearing demand deposits	1,167		878		861		771	
Other liabilities	217		186		168		135	
Equity	1,879		1,784		1,664		1,599	
Total liabilities and equity	$18,093		$17,608		$17,575		$17,192	
Net interest margin (T/E)	$ 170		$ 168		$ 162		$ 154	
Net yield on interest earning assets		3.95%		4.02%		3.91%		3.83%

(A) Includes tax equivalent calculations.

Item 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is set forth on pages 51 through 53 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Commerce Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Commerce Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commerce Bancshares, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Kansas City, Missouri
February 25, 2011

Commerce Bancshares, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31	
	2010	2009
	(In thousands)	
ASSETS		
Loans	**$ 9,410,982**	$10,145,324
Allowance for loan losses	**(197,538)**	(194,480)
Net loans	**9,213,444**	9,950,844
Loans held for sale	**63,751**	345,003
Investment securities:		
Available for sale ($429,439,000 and $537,079,000 pledged in 2010 and 2009, respectively, to secure structured repurchase agreements)	**7,294,303**	6,340,975
Trading	**11,710**	10,335
Non-marketable	**103,521**	122,078
Total investment securities	**7,409,534**	6,473,388
Short-term federal funds sold and securities purchased under agreements to resell	**10,135**	22,590
Long-term securities purchased under agreements to resell	**450,000**	—
Interest earning deposits with banks	**122,076**	24,118
Cash and due from banks	**328,464**	417,126
Land, buildings and equipment – net	**383,397**	402,633
Goodwill	**125,585**	125,585
Other intangible assets – net	**10,937**	14,333
Other assets	**385,016**	344,569
Total assets	**$18,502,339**	$18,120,189
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing demand	**$ 2,150,725**	$ 1,793,816
Savings, interest checking and money market	**10,190,134**	9,202,916
Time open and C.D.'s of less than $100,000	**1,465,050**	1,801,332
Time open and C.D.'s of $100,000 and over	**1,279,112**	1,412,387
Total deposits	**15,085,021**	14,210,451
Federal funds purchased and securities sold under agreements to repurchase	**982,827**	1,103,191
Other borrowings	**112,273**	736,062
Other liabilities	**298,754**	184,580
Total liabilities	**16,478,875**	16,234,284
Commerce Bancshares, Inc. stockholders' equity:		
Preferred stock, $1 par value		
Authorized and unissued 2,000,000 shares	**—**	—
Common stock, $5 par value		
Authorized 100,000,000 shares; issued 86,788,322 and 83,127,401 shares in 2010 and 2009, respectively	**433,942**	415,637
Capital surplus	**971,293**	854,490
Retained earnings	**555,778**	568,532
Treasury stock of 61,839 and 22,328 shares in 2010 and 2009, respectively, at cost	**(2,371)**	(838)
Accumulated other comprehensive income	**63,345**	46,407
Total Commerce Bancshares, Inc. stockholders' equity	**2,021,987**	1,884,228
Non-controlling interest	**1,477**	1,677
Total equity	**2,023,464**	1,885,905
Total liabilities and equity	**$18,502,339**	$18,120,189

See accompanying notes to consolidated financial statements.

Commerce Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	For the Years Ended December 31		
	2010	2009	2008
INTEREST INCOME			
Interest and fees on loans	**$507,666**	$556,404	$654,845
Interest on loans held for sale	**6,091**	8,219	14,968
Interest on investment securities	**212,697**	223,860	171,551
Interest on short-term federal funds sold and securities purchased under agreements to resell	**48**	222	8,287
Interest on long-term securities purchased under agreements to resell	**2,549**	—	—
Interest on deposits with banks	**427**	807	198
Total interest income	**729,478**	789,512	849,849
INTEREST EXPENSE			
Interest on deposits:			
Savings, interest checking and money market	**29,298**	31,431	61,133
Time open and C.D.'s of less than $100,000	**22,871**	51,982	77,322
Time open and C.D.'s of $100,000 and over	**13,847**	35,371	55,665
Interest on federal funds purchased and securities sold under agreements to repurchase	**2,584**	3,699	25,085
Interest on other borrowings	**14,946**	31,527	37,905
Total interest expense	**83,546**	154,010	257,110
Net interest income	**645,932**	635,502	592,739
Provision for loan losses	**100,000**	160,697	108,900
Net interest income after provision for loan losses	**545,932**	474,805	483,839
NON-INTEREST INCOME			
Bank card transaction fees	**148,888**	122,124	113,862
Deposit account charges and other fees	**92,637**	106,362	110,361
Trust fees	**80,963**	76,831	80,294
Bond trading income	**21,098**	22,432	15,665
Consumer brokerage services	**9,190**	10,831	12,156
Loan fees and sales	**23,116**	21,273	(2,413)
Other	**29,219**	36,406	45,787
Total non-interest income	**405,111**	396,259	375,712
INVESTMENT SECURITIES GAINS (LOSSES), NET			
Impairment (losses) reversals on debt securities	**13,058**	(32,783)	—
Noncredit-related losses (reversals) on securities not expected to be sold	**(18,127)**	30,310	—
Net impairment losses	**(5,069)**	(2,473)	—
Realized gains (losses) on sales and fair value adjustments	**3,284**	(4,722)	30,294
Investment securities gains (losses), net	**(1,785)**	(7,195)	30,294
NON-INTEREST EXPENSE			
Salaries and employee benefits	**346,550**	345,779	333,612
Net occupancy	**46,987**	45,925	46,317
Equipment	**23,324**	25,472	24,569
Supplies and communication	**27,113**	32,156	35,335
Data processing and software	**67,935**	61,789	56,387
Marketing	**18,161**	18,231	19,994
Deposit insurance	**19,246**	27,373	2,051
Debt extinguishment	**11,784**	—	—
Loss on purchase of auction rate securities	—	—	33,266
Indemnification obligation	**(4,405)**	(2,496)	(9,619)
Other	**74,439**	67,508	73,468
Total non-interest expense	**631,134**	621,737	615,380
Income before income taxes	**318,124**	242,132	274,465
Less income taxes	**96,249**	73,757	85,077
Net income before non-controlling interest	**221,875**	168,375	189,388
Less non-controlling interest expense (income)	**165**	(700)	733
NET INCOME	**$221,710**	$169,075	$188,655
Net income per share – basic	**$ 2.54**	$ 1.98	$ 2.26
Net income per share – diluted	**$ 2.52**	$ 1.97	$ 2.24

See accompanying notes to consolidated financial statements.

Commerce Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the Years Ended December 31 **2010**	2009	2008
OPERATING ACTIVITIES			
Net income	**$ 221,710**	$ 169,075	$ 188,655
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**100,000**	160,697	108,900
Provision for depreciation and amortization	**48,924**	51,514	50,696
Amortization of investment security premiums, net	**21,635**	2,348	3,946
Deferred income tax expense (benefit)	**(9,085)**	(7,310)	2,656
Investment securities (gains) losses, net	**1,785**	7,195	(30,294)
Gain on sale of branch	**—**	(644)	(6,938)
Gain on sale of held to maturity student loans	**(6,914)**	—	—
Impairment losses (reversals) on loans held for sale	**191**	(3,796)	9,398
Net gains on sales of loans held for sale	**(10,402)**	(12,201)	(3,168)
Proceeds from sales of loans held for sale	**635,743**	577,726	235,305
Originations of loans held for sale	**(344,360)**	(545,380)	(366,873)
Net (increase) decrease in trading securities	**(928)**	(14,014)	13,281
Stock-based compensation	**6,021**	6,642	6,389
Decrease in interest receivable	**12,041**	2,943	2,908
Decrease in interest payable	**(9,462)**	(18,574)	(28,351)
Increase (decrease) in income taxes payable	**2,714**	(3,067)	(1,204)
Net tax benefit related to equity compensation plans	**(1,178)**	(557)	(1,928)
Loss on purchase of auction rate securities	**—**	—	33,266
Prepayment of FDIC insurance premiums	**—**	(63,739)	—
Other changes, net	**2,742**	(13,570)	650
Net cash provided by operating activities	**671,177**	295,288	217,294
INVESTING ACTIVITIES			
Net cash and cash equivalents paid in acquisitions/dispositions	**—**	(3,494)	(54,490)
Cash paid in exchange of investment securities for student loans	**—**	—	(17,164)
Proceeds from sales of available for sale securities	**78,640**	207,852	131,843
Proceeds from maturities/pay downs of available for sale securities	**2,308,323**	1,332,347	1,311,605
Purchases of available for sale securities	**(3,217,600)**	(4,078,962)	(2,396,109)
Net (increase) decrease in loans	**644,314**	999,086	(412,593)
Long-term securities purchased under agreements to resell	**(450,000)**	—	—
Purchases of land, buildings and equipment	**(18,528)**	(29,247)	(42,563)
Sales of land, buildings and equipment	**397**	151	495
Net cash used in investing activities	**(654,454)**	(1,572,267)	(1,478,976)
FINANCING ACTIVITIES			
Net increase in non-interest bearing demand, savings, interest checking and money market deposits	**1,300,555**	2,041,513	381,276
Net decrease in time open and C.D.'s	**(469,557)**	(693,941)	(36,612)
Long-term securities sold under agreements to repurchase	**400,000**	—	—
Repayment of long-term securities sold under agreements to repurchase	**(500,000)**	—	—
Net increase (decrease) in short-term federal funds purchased and securities sold under agreements to repurchase	**(20,364)**	76,654	(212,375)
Additional other long-term borrowings	**—**	100,000	375,000
Repayment of other long-term borrowings	**(623,789)**	(311,719)	(10,855)
Net increase (decrease) in other short-term borrowings	**—**	(800,000)	799,997
Purchases of treasury stock	**(40,984)**	(528)	(9,490)
Issuance of stock under open market stock sale program, stock purchase and equity compensation plans	**11,310**	103,641	15,978
Net tax benefit related to equity compensation plans	**1,178**	557	1,928
Cash dividends paid on common stock	**(78,231)**	(74,720)	(72,055)
Net cash provided by (used in) financing activities	**(19,882)**	441,457	1,232,792
Decrease in cash and cash equivalents	**(3,159)**	(835,522)	(28,890)
Cash and cash equivalents at beginning of year	**463,834**	1,299,356	1,328,246
Cash and cash equivalents at end of year	**$ 460,675**	$ 463,834	$ 1,299,356

See accompanying notes to consolidated financial statements.

Commerce Bancshares, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Commerce Bancshares, Inc. Shareholders						
(In thousands, except per share data)	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total
Balance, December 31, 2007	$359,694	$475,220	$ 669,142	$ (2,477)	$ 26,107	$2,470	$1,530,156
Net income			188,655			733	189,388
Change in unrealized gain (loss) on available for sale securities, net of tax					(66,445)		(66,445)
Change related to pension plan, net of tax					(16,391)		(16,391)
Total comprehensive income							106,552
Distributions to non-controlling interest						(368)	(368)
Purchase of treasury stock				(9,490)			(9,490)
Cash dividends paid ($.864 per share)			(72,055)				(72,055)
Net tax benefit related to equity compensation plans		1,928					1,928
Stock-based compensation		6,389					6,389
Issuance under stock purchase and equity compensation plans, net	1,778	2,994		11,206			15,978
5% stock dividend, net	18,033	134,927	(153,118)				(158)
Adoption of fair value guidance allowing use of transaction price at initial measurement			903				903
Adoption of guidance requiring recognition of liabilities for benefits payable under split-dollar life insurance arrangements			(716)				(716)
Change in pension benefit obligation resulting from change in measurement date			348				348
Balance, December 31, 2008	379,505	621,458	633,159	(761)	(56,729)	2,835	1,579,467
Net income			169,075			(700)	168,375
Change in unrealized gain (loss) related to available for sale securities for which a portion of an other-than-temporary impairment has been recorded in earnings, net of tax					7,596		7,596
Change in unrealized gain (loss) on all other available for sale securities, net of tax					93,075		93,075
Change related to pension plan, net of tax					2,465		2,465
Total comprehensive income							271,511
Distributions to non-controlling interest						(458)	(458)
Purchase of treasury stock				(528)			(528)
Cash dividends paid ($.871 per share)			(74,720)				(74,720)
Net tax benefit related to equity compensation plans		557					557
Stock-based compensation		6,642					6,642
Issuance under stock purchase and equity compensation plans, net	1,910	3,127		451			5,488
Issuance of stock under open market sale program	14,474	83,679					98,153
5% stock dividend, net	19,748	139,027	(158,982)				(207)
Balance, December 31, 2009	415,637	854,490	568,532	(838)	46,407	1,677	1,885,905
Net income			**221,710**			**165**	**221,875**
Change in unrealized gain (loss) related to available for sale securities for which a portion of an other-than-temporary impairment has been recorded in earnings, net of tax					**14,243**		**14,243**
Change in unrealized gain (loss) on all other available for sale securities, net of tax					**1,813**		**1,813**
Change related to pension plan, net of tax					**882**		**882**
Total comprehensive income							**238,813**
Distributions to non-controlling interest						**(365)**	**(365)**
Purchase of treasury stock				**(40,984)**			**(40,984)**
Cash dividends paid ($.895 per share)			**(78,231)**				**(78,231)**
Net tax benefit related to equity compensation plans		**1,178**					**1,178**
Stock-based compensation		**6,021**					**6,021**
Issuance under stock purchase and equity compensation plans, net	**2,196**	**3,102**		**6,012**			**11,310**
5% stock dividend, net	**16,109**	**106,502**	**(156,233)**	**33,439**			**(183)**
Balance, December 31, 2010	**$433,942**	**$971,293**	**$ 555,778**	**$ (2,371)**	**$ 63,345**	**$1,477**	**$2,023,464**

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Commerce Bancshares, Inc. (the Company) conducts its principal activities through its banking and non-banking subsidiaries from approximately 370 locations throughout Missouri, Illinois, Kansas, Oklahoma and Colorado. Principal activities include retail and commercial banking, investment management, securities brokerage, mortgage banking, credit related insurance, and private equity investment activities.

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (GAAP) and reporting practices applicable to the banking industry. The preparation of financial statements under GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. These estimates are based on information available to management at the time the estimates are made. While the consolidated financial statements reflect management's best estimates and judgment, actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries (after elimination of all material intercompany balances and transactions). Certain amounts for prior years have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income or total assets.

Cash and Cash Equivalents

In the accompanying consolidated statements of cash flows, cash and cash equivalents include "Cash and due from banks", "Short-term federal funds sold and securities purchased under agreements to resell", and "Interest earning deposits with banks" as segregated in the accompanying consolidated balance sheets.

Loans and Related Earnings

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances, net of undisbursed loan proceeds, the allowance for loan losses, and any deferred fees and costs on originated loans. Origination fee income received on loans and amounts representing the estimated direct costs of origination are deferred and amortized to interest income over the life of the loan using the interest method. Prepayment premium or yield maintenance agreements are generally required on all term commercial loans with fixed rate intervals of three years or more.

Interest on loans is accrued based upon the principal amount outstanding. Interest income is recognized primarily on the level yield method. Loan and commitment fees, net of costs, are deferred and recognized in income over the term of the loan or commitment as an adjustment of yield. Annual fees charged on credit card loans are capitalized to principal and amortized over 12 months to loan fees and sales in the accompanying consolidated income statements. Other credit card fees, such as cash advance fees and late payment fees, are recognized in income as an adjustment of yield when charged to the cardholder's account.

Non-Accrual Loans

Loans are placed on non-accrual status when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment. Business, construction real estate, business real estate, and personal real estate loans that are contractually 90 days past due as to principal and/or interest payments are generally placed on non-accrual, unless they are both well-secured and in the process of collection. Consumer, revolving home equity and credit card loans are exempt under regulatory rules from being classified as non-accrual. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed against current income, and the loan is charged-off to the extent uncollectible. Principal and interest payments received on non-accrual loans are generally applied to principal. Interest is included in income only after all previous loan charge-offs have been recovered, and is recorded only as received. The loan is returned to accrual status only when the borrower has brought all past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled. A six month history of sustained payment performance is generally required before reinstatement of accrual status.

Restructured Loans

A loan is accounted for as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrowers' financial difficulties, grants a concession to the borrower that it would not otherwise consider. A troubled debt restructuring typically involves a modification of terms such as a reduction of the stated interest rate or face amount of the loan, a reduction of accrued interest, or an extension of the maturity date at a stated interest rate lower than the current market rate for a new loan with similar risk. The Company measures the impairment loss of a troubled debt restructuring based on the difference between the original loan's carrying amount and the present value of expected future cash flows discounted at the original, contractual rate of the loan. Business, business real estate, construction real estate and personal real estate loans whose terms have been modified in a troubled debt restructuring with impairment charges are generally placed on non-accrual status. Other loans identified as troubled debt restructurings were so designated because they were renewed at interest rates that were not deemed to represent current market rates for debt of similar risk. These loans are performing under their modified terms, and interest continues to be accrued and recognized in income. Troubled debt restructurings also include certain credit card loans which have been modified under various debt management and assistance programs.

Impaired Loans

Loans are evaluated regularly by management for impairment. Included in impaired loans are all non-accrual loans, as well as loans whose terms have been modified in a troubled debt restructuring, as discussed above. Once a loan has been identified as impaired, impairment is measured based on either the present value of the expected future cash flows at the loan's initial effective interest rate or the fair value of the collateral if collateral dependent. Factors considered in determining impairment include delinquency status, cash flow analysis, credit analysis, and collateral value and availability.

Loans Held for Sale

Loans held for sale include student loans and fixed rate residential mortgage loans. These loans are typically classified as held for sale upon origination based upon management's intent to sell all the production of these loans. They are carried at the lower of aggregate cost or fair value. Fair value is determined based on prevailing market prices for loans with similar characteristics, sale contract prices, or, for those portfolios for which management has concerns about contractual performance, discounted cash flow analyses. Declines in fair value below cost (and subsequent recoveries) are recognized in loan fees and sales. Deferred fees and costs related to these loans are not amortized but are recognized as part of the cost basis of the loan at the time it is sold. Gains or losses on sales are recognized upon delivery and included in loan fees and sales.

Allowance/Provision for Loan Losses

The allowance for loan losses is maintained at a level believed to be appropriate by management to provide for probable loan losses inherent in the portfolio as of the balance sheet date, including losses on known or anticipated problem loans as well as for loans which are not currently known to require specific allowances. Management has established a process to determine the amount of the allowance for loan losses which assesses the risks and losses inherent in its portfolio. Business, construction real estate and business real estate loans are normally larger and more complex, and their collection rates are harder to predict. These loans are more likely to be collateral dependent and are allocated a larger reserve, due to their potential volatility. Personal real estate, credit card, consumer and revolving home equity loans, are individually smaller and perform in a more homogenous manner, making loss estimates more predictable. Management's process provides an allowance consisting of a specific allowance component based on certain individually evaluated loans and a general component based on estimates of reserves needed for pools of loans.

Loans subject to individual evaluation generally consist of business, construction real estate, business real estate and personal real estate loans on non-accrual status. These impaired loans are evaluated individually for the impairment of repayment potential and collateral adequacy, and in conjunction with current economic conditions and loss experience, allowances are estimated. Certain other impaired loans identified as troubled debt restructurings are collectively evaluated because they have similar risk characteristics. Loans which have not been identified as impaired are segregated by loan type and sub-type and are collectively evaluated. Reserves calculated for these loan pools are estimated using a consistent methodology that considers historical loan loss experience by loan type, delinquencies, current economic factors, loan risk ratings and industry concentrations.

The Company's estimate of the allowance for loan losses and the corresponding provision for loan losses is based on various judgments and assumptions made by management. The amount of the allowance for loan losses is highly dependent on management's estimates affecting valuation, appraisal of collateral, evaluation of performance and status, and the amount and timing of future cash flows expected to be received on impaired loans. Factors that influence these judgments include past loan loss experience, current loan portfolio composition and characteristics, trends in portfolio risk ratings, levels of non-performing assets, prevailing regional and national economic conditions, and the Company's ongoing loan review process.

The estimates, appraisals, evaluations, and cash flows utilized by management may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for loan losses in the periods in which they become known.

Loans, or portions of loans, are charged off to the extent deemed uncollectible. Loan charge-offs reduce the allowance for loan losses, and recoveries of loans previously charged off are added back to the allowance. Business, business real estate, construction real estate and personal real estate loans are generally charged down to estimated collectible balances when they are placed on non-accrual status. Consumer loans and related accrued interest are normally charged down to the fair value of related collateral (or are charged off in full if no collateral) once the loans are more than 120 days delinquent. Credit card loans are charged off against the allowance for loan losses when the receivable is more than 180 days past due. The interest and fee income previously capitalized but not collected on credit card charge-offs is reversed against interest income.

Operating, Direct Financing and Sales Type Leases

The net investment in direct financing and sales type leases is included in loans on the Company's consolidated balance sheets, and consists of the present values of the sum of the future minimum lease payments and estimated residual value of the leased asset. Revenue consists of interest earned on the net investment, and is recognized over the lease term as a constant percentage return thereon. The net investment in operating leases is included in other assets on the Company's consolidated balance sheets. It is carried at cost, less the amount depreciated to date. Depreciation is recognized, on the straight-line basis, over the lease term to the estimated residual value. Operating lease revenue consists of the contractual lease payments and is recognized over the lease term in other non-interest income. Estimated residual values are established at lease inception utilizing contract terms, past customer experience, and general market data and are reviewed, and adjusted if necessary, on an annual basis.

Investments in Debt and Equity Securities

The Company has classified the majority of its investment portfolio as available for sale. From time to time, the Company sells securities and utilizes the proceeds to reduce borrowings, fund loan growth, or modify its interest rate profile. Securities classified as available for sale are carried at fair value. Changes in fair value, excluding certain losses associated with other-than-temporary impairment (OTTI), are reported in other comprehensive income (loss), a component of stockholders' equity. Securities are periodically evaluated for OTTI in accordance with guidance provided in ASC 320-10-35. For securities with OTTI, the entire loss in fair value is required to be recognized in current earnings if the Company intends to sell the securities or believes it likely that it will be required to sell the security before the anticipated recovery. If neither condition is met, but the Company does not expect to recover the amortized cost basis, the Company determines whether a credit loss has occurred, which is then recognized in current earnings. The noncredit-related portion of the overall loss is reported in other comprehensive income (loss). Mortgage and asset-backed securities whose credit ratings are below AA at their purchase date are evaluated for OTTI under ASC 325-40-35, which requires evaluations for OTTI at purchase date and in subsequent periods. Gains and losses realized upon sales of securities are calculated using the specific identification method and are included in Investment securities gains (losses), net in the consolidated statements of income. Premiums and discounts are amortized to interest income over the estimated lives of the securities. Prepayment experience is continually evaluated and a determination made regarding the appropriate estimate of the future rate of prepayment. When a change in a bond's estimated remaining life is necessary, a corresponding adjustment is made in the related amortization of premium or discount accretion.

Non-marketable securities include certain private equity investments, consisting of both debt and equity instruments. These securities are carried at fair value in accordance with ASC 946-10-15, with changes in fair value reported in current earnings. In the absence of readily ascertainable market values, fair value is estimated using internally developed models. Changes in fair value and gains and losses from sales are included in Investment securities gains (losses), net. Other non-marketable securities acquired for debt and regulatory purposes are accounted for at cost.

Trading account securities, which are bought and held principally for the purpose of resale in the near term, are carried at fair value. Gains and losses, both realized and unrealized, are recorded in non-interest income.

Purchases and sales of securities are recognized on a trade date basis. A receivable or payable is recognized for pending transaction settlements.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

The Company enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financing transactions. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or the Company may return collateral pledged when appropriate to maintain full collateralization for these transactions. At December 31, 2010, the Company had entered into $450.0 million of long-term agreements to resell and had accepted securities valued at $468.5 million as collateral.

Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the Bank to obtain favorable borrowing rates on its purchased funds, and at December 31, 2010, included $400.0 million of long-term structured repurchase agreements. As of December 31, 2010, the Company had pledged $1.6 billion of available for sale securities as collateral for repurchase agreements.

Land, Buildings and Equipment

Land is stated at cost, and buildings and equipment are stated at cost, including capitalized interest when appropriate, less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods. The Company generally assigns depreciable lives of 30 years for buildings, 10 years for building improvements, and 3 to 8 years for equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or remaining lease terms. Maintenance and repairs are charged to non-interest expense as incurred.

Foreclosed Assets

Foreclosed assets consist of property that has been repossessed and is comprised of commercial and residential real estate and other non-real estate property, including auto and recreational and marine vehicles. The assets are initially recorded at the lower of the related loan balance or fair value of the collateral less estimated selling costs, with any valuation adjustments charged to the allowance for loan losses. Fair values are estimated primarily based on appraisals when available or quoted market prices of liquid assets. After their initial recognition, foreclosed assets are valued at the lower of the amount recorded at acquisition date or the current fair value less estimated costs to sell. Any resulting valuation adjustments, in addition to gains and losses realized on sales and net operating expenses, are recorded in other non-interest expense. The Company held $12.0 million in foreclosed real estate and $10.4 million in other repossessed personal property at December 31, 2010.

Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested annually for impairment. Intangible assets that have finite useful lives, such as core deposit intangibles and mortgage servicing rights, are amortized over their estimated useful lives. Core deposit intangibles are amortized over periods of 8 to 14 years, representing their estimated lives, using accelerated methods. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, considering appropriate prepayment assumptions.

When facts and circumstances indicate potential impairment of amortizable intangible assets, the Company evaluates the recoverability of the asset carrying value, using estimates of undiscounted future cash flows over the remaining asset life. Any impairment loss is measured by the excess of carrying value over fair value. Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair value of each reporting unit, or segment, is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and the impairment loss is measured by the excess of the carrying value over fair value. There has been no impairment resulting from goodwill impairment tests. However, adverse changes in the economic environment, operations of the reporting unit, or other factors could result in a decline in the implied fair value.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities, net operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income when such assets and liabilities are anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as tax expense or benefit in the period that includes the enactment date of the change. In determining the amount of deferred tax assets to recognize in the financial statements, the Company evaluates the likelihood of realizing such benefits in future periods. A valuation allowance is established if it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company recognizes interest and penalties related to income taxes within income tax expense in the consolidated statements of income.

The Company and its eligible subsidiaries file a consolidated federal income tax return. State and local income tax returns are filed on a combined, consolidated or separate return basis based upon each jurisdiction's laws and regulations.

Derivatives

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company's risk management policies permit its use of derivative products. The Company manages potential credit exposure through established credit approvals, risk control limits and other monitoring procedures. The Company uses derivatives on a limited basis mainly to stabilize interest rate margins and hedge against interest rate movements. The Company more often manages normal asset and liability positions by altering the products it offers and by selling portions of specific loan or investment portfolios as necessary.

Derivative accounting guidance requires that all derivative financial instruments be recorded on the balance sheet at fair value, with the adjustment to fair value recorded in current earnings. Derivatives that are part of a qualifying hedging relationship under ASC 815-20-25 can be designated, based on the exposure being hedged, as fair value or cash flow hedges. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative, as well as gains and losses attributable to the change in fair value of the hedged item, are recognized in current earnings. Under the cash flow hedging model, the effective portion of the gain or loss related to the derivative is recognized as a component of other comprehensive income. The ineffective portion is recognized in current earnings.

The Company formally documents all hedging relationships between hedging instruments and the hedged item, as well as its risk management objective. At December 31, 2010, the Company had three interest rate swaps designated as fair value hedges. The Company performs quarterly assessments, using the regression method, to determine whether the hedging relationship has been highly effective in offsetting changes in fair values.

Derivative contracts are also offered to customers to assist in hedging their risks of adverse changes in interest rates and foreign exchange rates. The Company serves as an intermediary between its customers and the markets. Each contract between the Company and its customers is offset by a contract between the Company and various counterparties. These contracts do not qualify for hedge accounting. They are carried at fair value, with changes in fair value recorded in other non-interest income. Since each customer contract is paired with an offsetting contract, the impact to net income is minimized.

The Company enters into interest rate lock commitments on mortgage loans, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding. The Company also has corresponding forward sales contracts related to these interest rate lock commitments. Both the mortgage loan commitments and the related sales contracts are accounted for as derivatives and carried at fair value, with changes in fair value recorded in loan fees and sales. Fair values are based upon quoted prices, and fair value measurements of mortgage loan commitments include the value of loan servicing rights.

Pension Plan

The Company's pension plan is described in Note 10, Employee Benefit Plans. The measurement of the projected benefit obligation and pension expense involve actuarial valuation methods and the use of various actuarial and economic assumptions. The Company monitors the assumptions and updates them periodically. Due to the long-term nature of the pension plan obligation, actual results may differ significantly from estimations. Such differences are adjusted over time as the assumptions are replaced by facts and values are recalculated.

Stock-Based Compensation

The Company's stock-based employee compensation plan is described in Note 11, Stock-Based Compensation and Directors Stock Purchase Plan. In accordance with the requirements of ASC 718-10-30-3 and 35-2, the Company measures the cost of stock-based compensation based on the grant-date fair value of the award, recognizing the cost over the requisite service period. The fair value of an award is estimated using the Black-Scholes option-pricing model. The expense recognized is based on an estimation of the number of awards for which the requisite service is expected to be rendered, and is included in salaries and employee benefits in the accompanying consolidated statements of income.

Treasury Stock

Purchases of the Company's common stock are recorded at cost. Upon re-issuance for acquisitions, exercises of stock-based awards or other corporate purposes, treasury stock is reduced based upon the average cost basis of shares held.

Income per Share

Basic income per share is computed using the weighted average number of common shares outstanding during each year. Diluted income per share includes the effect of all dilutive potential common shares (primarily stock options and stock appreciation rights) outstanding during each year. The Company applies the two-class method of computing income per share. The two-class method is an earnings allocation formula that determines income per share for common stock and for participating securities, according to dividends declared and participation rights in undistributed earnings. The Company's restricted share awards are considered to be a class of participating security. All per share data has been restated to reflect the 5% stock dividend distributed in December 2010.

2. Acquisitions and Dispositions

In February 2009, the Company sold its branch in Lakin, Kansas. In this transaction, the Company sold the bank facility and certain deposits totaling approximately $4.7 million and recorded a gain of $644 thousand.

During the second quarter of 2008, the Company sold its banking branch in Independence, Kansas. In this transaction, approximately $23.3 million in loans, $85.0 million in deposits, and various other assets and liabilities were sold, and the Company recorded a gain of $6.9 million.

3. Loans and Allowance for Loan Losses

Major classifications within the Company's loan portfolio at December 31, 2010 and 2009 are as follows:

(In thousands)	**2010**	2009
Commercial:		
Business	**$2,957,043**	$ 2,877,936
Real estate – construction and land	**460,853**	665,110
Real estate – business	**2,065,837**	2,104,030
Personal Banking:		
Real estate – personal	**1,440,386**	1,537,687
Consumer	**1,164,327**	1,333,763
Revolving home equity	**477,518**	489,517
Student	—	331,698
Consumer credit card	**831,035**	799,503
Overdrafts	**13,983**	6,080
Total loans	**$9,410,982**	$10,145,324

Loans to directors and executive officers of the Parent and its significant subsidiaries, and to their associates, are summarized as follows:

(In thousands)	
Balance at January 1, 2010	$ 94,907
Additions	109,631
Amounts collected	(138,820)
Amounts written off	—
Balance at December 31, 2010	$ 65,718

Management believes all loans to directors and executive officers have been made in the ordinary course of business with normal credit terms, including interest rate and collateral considerations, and do not represent more than a normal risk of collection. There were no outstanding loans at December 31, 2010 to principal holders (over 10% ownership) of the Company's common stock.

The Company's lending activity is generally centered in Missouri, Illinois, Kansas and other nearby states including Iowa, Oklahoma, Colorado, Ohio, and others. The Company maintains a diversified portfolio with limited industry concentrations of credit risk. Loans and loan commitments are extended under the Company's normal credit standards, controls, and monitoring features. Most loan commitments are short or intermediate term in nature. Loan maturities, with the exception of residential mortgages, generally do not exceed five years. Collateral is commonly required and would include such assets as marketable securities and cash equivalent assets, accounts receivable and inventory, equipment, other forms of personal property, and real estate. At December 31, 2010, unfunded loan commitments totaled $7.4 billion (which included $3.4 billion in unused approved lines of credit related to credit card loan agreements) which could be drawn by customers subject to certain review and terms of agreement. At December 31, 2010, loans of $2.9 billion were pledged at the FHLB as collateral for borrowings and letters of credit obtained to secure public deposits. Additional loans of $1.3 billion were pledged at the Federal Reserve Bank as collateral for discount window borrowings.

The Company has a net investment in direct financing and sales type leases of $243.5 million and $281.4 million at December 31, 2010 and 2009, respectively, which is included in business loans on the Company's consolidated balance sheets. This investment includes deferred income of $25.4 million and $32.3 million at December 31, 2010 and 2009, respectively. The net investment in operating leases amounted to $10.8 million and $7.2 million at December 31, 2010 and 2009, respectively, and is included in other assets on the Company's consolidated balance sheets.

In October 2010, the Company sold its student loan portfolio, formerly acquired from a student loan agency with the intent to hold until maturity. The loans had been acquired in 2008 in exchange for certain auction rate securities issued by the same agency. The agency, as allowed under the original exchange contract, elected to repurchase the loans, which totaled approximately $311 million. The Company recorded a $6.9 million gain in connection with the sale, which is included in loan fees and sales in the accompanying income statement. On December 30, 2010, the Company purchased business real estate loans totaling $40.1 million from another financial institution. These loans are to borrowers within the Company's existing markets, and were without evidence of deterioration in credit quality at the acquisition date.

Allowance for loan losses

A summary of the activity in the allowance for losses follows:

	Years Ended December 31		
(In thousands)	**2010**	2009	2008
Balance, January 1	**$194,480**	$172,619	$133,586
Additions:			
Provision for loan losses	**100,000**	160,697	108,900
Total additions	**100,000**	160,697	108,900
Deductions:			
Loan losses	**114,573**	154,410	85,093
Less recoveries	**17,631**	15,574	15,226
Net loan losses	**96,942**	138,836	69,867
Balance, December 31	**$197,538**	$194,480	$172,619

The following table shows the balance in the allowance for loan losses at December 31, 2010, and the related loan balance, disaggregated on the basis of impairment methodology. Loans evaluated under ASC 310-10-35 include loans on non-accrual status with balances exceeding $500 thousand, which are individually evaluated for impairment, and other impaired loans deemed to have similar risk characteristics, which are collectively evaluated. All other loans are collectively evaluated for impairment under ASC 450-20.

(In thousands)	Commercial	Personal Banking	Total
At December 31, 2010			
Allowance for loan losses:			
Ending balance: evaluated for impairment under ASC 310-10-35	$ 6,127	$ 3,243	$ 9,370
Ending balance: evaluated for impairment under ASC 450-20	108,680	79,488	188,168
Loans outstanding, net of allowance:			
Ending balance: evaluated for impairment under ASC 310-10-35	118,532	26,828	145,360
Ending balance: evaluated for impairment under ASC 450-20	5,365,201	3,900,421	9,265,622

Impaired loans

Impaired loans totaled $145.4 million and $208.4 million at December 31, 2010 and 2009, respectively, and are comprised of loans on non-accrual status and loans which have been restructured. The restructured loans have been extended to borrowers who are experiencing financial difficulty and who have been granted a concession. They are largely comprised of certain business, construction and business real estate loans classified as substandard. Upon maturity, the loans renewed at interest rates judged not to be market rates for new debt with similar risk, and as a result were classified as troubled debt restructurings. These loans totaled $41.3 million and $85.7 million at December 31, 2010 and 2009, respectively. These restructured loans are performing in accordance with their modified terms, and because the Company believes it probable that all amounts due under the modified terms of the agreements will be collected, interest on these loans is being recognized on an accrual basis. Troubled debt restructurings also include certain credit card loans under various debt management and assistance programs, which totaled $18.8 million at December 31, 2010 and $16.0 million at December 31, 2009.

The categories of impaired loans at December 31 for the last two years are presented in the following table:

(In thousands)	**2010**	2009
Non-accrual loans	**$ 85,275**	$106,613
Restructured loans	**60,085**	101,765
Total impaired loans	**$145,360**	$208,378

The following table provides additional information about impaired loans held by the Company at December 31, 2010, segregated between loans for which an allowance for credit losses has been provided and loans for which no allowance has been provided.

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Interest Income Recognized *
With no related allowance recorded:				
Business	$ 3,544	$ 5,095	$ —	$ —
Real estate – construction and land	30,979	55,790	—	—
Real estate – business	4,245	5,295	—	—
Real estate – personal	755	755	—	—
	$ 39,523	$ 66,935	$ —	$ —
With an allowance recorded:				
Business	$ 18,464	$ 21,106	$1,665	$ 395
Real estate – construction and land	39,719	52,587	2,538	756
Real estate – business	21,581	25,713	1,924	387
Real estate – personal	7,294	9,489	936	25
Consumer credit card	18,779	18,779	2,307	1,304
	$105,837	$127,674	$9,370	$2,867
Total at December 31, 2010	$145,360	$194,609	$9,370	$2,867

* *Represents interest income recognized since date of impairment. Interest shown is interest recognized in 2010 on accruing restructured loans as noted above.*

Average impaired loans were $173.0 million during 2010, consisting of $91.3 million in non-accrual loans and $81.7 million in restructured loans, compared to $160.6 million during 2009.

Delinquent and non-accrual loans

The following table provides aging information on the Company's past due and accruing loans, in addition to the balances of loans on non-accrual status, at December 31, 2010. Non-accrual loans totaled $85.3 million and $106.6 million at December 31, 2010 and 2009, respectively. Loans 90 days delinquent and still accruing interest amounted to $20.5 million and $42.6 million at December 31, 2010 and 2009, respectively.

(In thousands)	Current or Less Than 30 Days Past Due	30-89 Days Past Due	90 Days Past Due and Still Accruing	Non-accrual	Total
Commercial:					
Business	$2,927,403	$19,853	$ 854	$ 8,933	$2,957,043
Real estate – construction and land	400,420	7,464	217	52,752	460,853
Real estate – business	2,040,794	8,801	—	16,242	2,065,837
Personal Banking:					
Real estate – personal	1,413,905	15,579	3,554	7,348	1,440,386
Consumer	1,145,561	15,899	2,867	—	1,164,327
Revolving home equity	475,764	929	825	—	477,518
Consumer credit card	806,373	12,513	12,149	—	831,035
Overdrafts	13,555	428	—	—	13,983
Total at December 31, 2010	$9,223,775	$81,466	$20,466	$85,275	$9,410,982

Credit quality

The following table provides information about the credit quality of the Commercial loan portfolio, using the Company's internal rating system as an indicator. The information below was updated as of December 31, 2010 for this indicator. The credit quality of Personal Banking loans is monitored on the basis of aging/delinquency, and this information is provided in the table above.

The internal rating system is a series of grades reflecting management's risk assessment, based on its analysis of the borrower's financial condition. The "pass" category consists of a range of loan grades that reflect increasing, though still acceptable, risk. Movement of risk through the various grade levels in the "pass" category is monitored for early identification of credit deterioration. The "special mention" rating is attached to loans where the borrower exhibits material negative financial trends due to borrower specific or systemic conditions that, if left uncorrected, threaten its capacity to meet its debt obligations. The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. It is a transitional grade that is closely monitored for improvement or deterioration. The "substandard" rating is applied to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. Loans are placed on "non-accrual" when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment, as discussed in Note 1.

	Commercial Loans		
(In thousands)	Business	Real Estate-Construction	Real Estate-Business
Pass	$2,801,328	$327,167	$1,878,005
Special mention	67,142	29,345	77,527
Substandard	79,640	51,589	94,063
Non-accrual	8,933	52,752	16,242
Total at December 31, 2010	$2,957,043	$460,853	$2,065,837

Loans held for sale

In addition to the portfolio of loans which are intended to be held to maturity, the Company historically originates loans which it intends to sell in secondary markets. Loans classified as held for sale primarily consist of loans originated to students while attending colleges and universities. Most of this portfolio was sold under contracts with the Federal Department of Education and various student loan agencies. Significant future student loan originations are not anticipated, because under statutory requirements effective July 1, 2010, the Company is prohibited from making federally guaranteed student loans. Also included as held for sale are certain fixed rate residential mortgage loans which are sold in the secondary market, generally within three months of origination. The following table presents information about loans held for sale, including an impairment valuation allowance resulting from declines in fair value below cost, which is further discussed in Note 16 on Fair Value Measurements.

(In thousands)	**2010**	2009
Balance outstanding at end of year:		
Student loans, at cost	**$53,901**	$335,358
Residential mortgage loans, at cost	**10,419**	10,473
Valuation allowance on student loans	**(569)**	(828)
Total loans held for sale, at lower of cost or fair value	**$63,751**	$345,003
Net gains on sales:		
Student loans	**$ 8,398**	$ 9,738
Residential mortgage loans	**2,004**	2,463
Total gains on sales of loans held for sale, net	**$10,402**	$ 12,201

4. Investment Securities

Investment securities, at fair value, consisted of the following at December 31, 2010 and 2009.

(In thousands)	**2010**	2009
Available for sale:		
U.S. government and federal agency obligations	**$ 455,537**	$ 447,038
Government-sponsored enterprise obligations	**201,895**	165,814
State and municipal obligations	**1,119,485**	939,338
Agency mortgage-backed securities	**2,491,199**	2,262,003
Non-agency mortgage-backed securities	**455,790**	609,016
Other asset-backed securities	**2,354,260**	1,701,569
Other debt securities	**176,964**	176,331
Equity securities	**39,173**	39,866
Total available for sale	**7,294,303**	6,340,975
Trading	**11,710**	10,335
Non-marketable	**103,521**	122,078
Total investment securities	**$7,409,534**	$6,473,388

Most of the Company's investment securities are classified as available for sale, and this portfolio is discussed in more detail below. Securities which are classified as non-marketable include Federal Home Loan Bank (FHLB) stock and Federal Reserve Bank (FRB) stock held for borrowing and regulatory purposes, which totaled $45.2 million and $72.6 million at December 31, 2010 and December 31, 2009, respectively. Investment in FRB stock is based on the capital structure of the investing bank, and investment in FHLB stock is mainly tied to the level of borrowings from the FHLB. These holdings are carried at cost. Non-marketable securities also include private equity investments, which amounted to $58.2 million and $49.5 million at December 31, 2010 and December 31, 2009, respectively. In the absence of readily ascertainable market values, these securities are carried at estimated fair value.

A summary of the available for sale investment securities by maturity groupings as of December 31, 2010 is shown below. The weighted average yield for each range of maturities was calculated using the yield on each security within that range weighted by the amortized cost of each security at December 31, 2010. Yields on tax exempt securities have not been adjusted for tax exempt status. The investment portfolio includes agency mortgage-backed securities, which are guaranteed by agencies such as FHLMC, FNMA, GNMA and FDIC, in addition to non-agency mortgage-backed securities which have no guarantee, but are collateralized by residential mortgages. Also included are certain other asset-backed securities, primarily collateralized by credit cards, automobiles and commercial loans. These securities differ from traditional debt securities primarily in that they have uncertain maturity dates and are priced based on estimated prepayment rates on the underlying collateral. The Company does not have exposure to subprime originated mortgage-backed or collateralized debt obligation instruments.

(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield
U.S. government and federal agency obligations:			
Within 1 year	$ 168,836	$ 169,163	.02%
After 1 but within 5 years	104,069	111,101	1.83
After 5 but within 10 years	161,973	175,273	1.79
Total U.S. government and federal agency obligations	434,878	455,537	1.11
Government-sponsored enterprise obligations:			
Within 1 year	82,263	82,889	2.37
After 1 but within 5 years	106,418	108,156	1.87
After 5 but within 10 years	11,380	10,850	2.25
Total government-sponsored enterprise obligations	200,061	201,895	2.10
State and municipal obligations:			
Within 1 year	141,499	143,745	3.69
After 1 but within 5 years	428,899	437,716	2.93
After 5 but within 10 years	285,211	282,224	2.95
After 10 years	261,411	255,800	2.54
Total state and municipal obligations	1,117,020	1,119,485	2.94
Mortgage and asset-backed securities:			
Agency mortgage-backed securities	2,437,123	2,491,199	3.61
Non-agency mortgage-backed securities	459,363	455,790	6.17
Other asset-backed securities	2,342,866	2,354,260	1.49
Total mortgage and asset-backed securities	5,239,352	5,301,249	2.89
Other debt securities:			
Within 1 year	20,036	20,227	
After 1 but within 5 years	145,847	156,737	
Total other debt securities	165,883	176,964	
Equity securities	7,569	39,173	
Total available for sale investment securities	$7,164,763	$7,294,303	

Included in U.S. government securities are U.S. Treasury inflation-protected securities, which totaled $445.7 million, at fair value, at December 31, 2010. Interest paid on these securities increases with inflation and decreases with deflation, as measured by the Consumer Price Index. At maturity, the principal paid is the greater of an inflation-adjusted principal or the original principal. Included in state and municipal obligations are $150.1 million, at fair value, of auction rate securities, which were purchased from bank customers in 2008. Equity securities are primarily comprised of investments in common stock held by the Parent, which totaled $35.9 million, at fair value, at December 31, 2010.

For securities classified as available for sale, the following table shows the unrealized gains and losses (pre-tax) in accumulated other comprehensive income, by security type.

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
U.S. government and federal agency obligations	**$ 434,878**	**$ 20,659**	**$ —**	**$ 455,537**
Government-sponsored enterprise obligations	**200,061**	**2,364**	**(530)**	**201,895**
State and municipal obligations	**1,117,020**	**19,108**	**(16,643)**	**1,119,485**
Mortgage and asset-backed securities:				
Agency mortgage-backed securities	**2,437,123**	**57,516**	**(3,440)**	**2,491,199**
Non-agency mortgage-backed securities	**459,363**	**10,940**	**(14,513)**	**455,790**
Other asset-backed securities	**2,342,866**	**12,445**	**(1,051)**	**2,354,260**
Total mortgage and asset-backed securities	**5,239,352**	**80,901**	**(19,004)**	**5,301,249**
Other debt securities	**165,883**	**11,081**	**—**	**176,964**
Equity securities	**7,569**	**31,604**	**—**	**39,173**
Total	**$7,164,763**	**$165,717**	**$(36,177)**	**$7,294,303**
December 31, 2009				
U.S. government and federal agency obligations	$ 436,607	$ 10,764	$ (333)	$ 447,038
Government-sponsored enterprise obligations	162,191	3,743	(120)	165,814
State and municipal obligations	917,267	25,099	(3,028)	939,338
Mortgage and asset-backed securities:				
Agency mortgage-backed securities	2,205,177	58,740	(1,914)	2,262,003
Non-agency mortgage-backed securities	654,711	4,505	(50,200)	609,016
Other asset-backed securities	1,685,691	17,143	(1,265)	1,701,569
Total mortgage and asset-backed securities	4,545,579	80,388	(53,379)	4,572,588
Other debt securities	164,402	11,929	—	176,331
Equity securities	11,285	28,581	—	39,866
Total	$6,237,331	$160,504	$(56,860)	$6,340,975

The Company's impairment policy requires a review of all securities for which fair value is less than amortized cost. Special emphasis and analysis is placed on securities whose credit rating has fallen below A3/A-, whose fair values have fallen more than 20% below purchase price for an extended period of time, or have been identified based on management's judgment. These securities are placed on a watch list, and for all such securities, detailed cash flow models are prepared which use inputs specific to each security. Inputs to these models include factors such as cash flow received, contractual payments required, and various other information related to the underlying collateral (including current delinquencies), collateral loss severity rates (including loan to values), expected delinquency rates, credit support from other tranches, and prepayment speeds. Stress tests are performed at varying levels of delinquency rates, prepayment speeds and loss severities in order to gauge probable ranges of credit loss. At December 31, 2010, the fair value of securities on this watch list was $241.7 million.

As of December 31, 2010, the Company had recorded OTTI on certain non-agency mortgage-backed securities, part of the watch list mentioned above, which had an aggregate fair value of $163.6 million. The credit portion of the impairment totaled $7.5 million and was recorded in earnings. The noncredit-related portion of the impairment totaled $12.2 million on a pre-tax basis, and has been recognized in accumulated other comprehensive income. The Company does not intend to sell these securities and believes it is not more likely than not that it will be required to sell the securities before the recovery of their amortized cost.

The credit portion of the loss on these securities was based on the cash flows projected to be received over the estimated life of the securities, discounted to present value, and compared to the current amortized cost bases of the securities. Significant inputs to the cash flow models used to calculate the credit losses on these securities included the following:

Significant Inputs	Range
Prepayment CPR	2% - 25%
Projected cumulative default	11% - 51%
Credit support	0% - 11%
Loss severity	33% - 57%

The following table shows changes in the credit losses recorded in current earnings, for which a portion of an OTTI was recognized in other comprehensive income.

(In thousands)	**2010**	2009
Balance, January 1	**$2,473**	$ —
Credit losses on debt securities for which impairment was not previously recognized	**353**	3,619
Credit losses on debt securities for which impairment was previously recognized	**4,716**	—
Credit losses reversed on securities sold	—	(1,146)
Balance, December 31	**$7,542**	$ 2,473

Securities with unrealized losses recorded in accumulated other comprehensive income are shown in the table below, along with the length of the impairment period. The table includes securities for which a portion of an OTTI has been recognized in other comprehensive income.

	Less than 12 months		12 months or longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2010						
Government-sponsored enterprise obligations	**$ 10,850**	**$ 530**	**$ —**	**$ —**	**$ 10,850**	**$ 530**
State and municipal obligations	**345,775**	**7,470**	**82,269**	**9,173**	**428,044**	**16,643**
Mortgage and asset-backed securities:						
Agency mortgage-backed securities	**660,326**	**3,440**	**—**	**—**	**660,326**	**3,440**
Non-agency mortgage-backed securities	**15,893**	**36**	**170,545**	**14,477**	**186,438**	**14,513**
Other asset-backed securities	**487,822**	**1,029**	**24,928**	**22**	**512,750**	**1,051**
Total mortgage and asset-backed securities	**1,164,041**	**4,505**	**195,473**	**14,499**	**1,359,514**	**19,004**
Total	**$1,520,666**	**$12,505**	**$277,742**	**$23,672**	**$1,798,408**	**$36,177**
At December 31, 2009						
U.S. government and federal agency obligations	$ 168,172	$ 333	$ —	$ —	$ 168,172	$ 333
Government-sponsored enterprise obligations	24,842	120	—	—	24,842	120
State and municipal obligations	16,471	121	104,215	2,907	120,686	3,028
Mortgage and asset-backed securities:						
Agency mortgage-backed securities	214,571	1,911	150	3	214,721	1,914
Non-agency mortgage-backed securities	209,961	18,512	215,158	31,688	425,119	50,200
Other asset-backed securities	290,183	218	34,456	1,047	324,639	1,265
Total mortgage and asset-backed securities	714,715	20,641	249,764	32,738	964,479	53,379
Total	$ 924,200	$21,215	$353,979	$35,645	$1,278,179	$56,860

The total available for sale portfolio consisted of approximately 1,300 individual securities at December 31, 2010, with 259 securities in a loss position. Securities with temporary impairment totaled 243, of which 17 securities, or 2% of the portfolio value, had been in a loss position for 12 months or longer.

The Company's holdings of state and municipal obligations included gross unrealized losses of $16.6 million at December 31, 2010. Of these losses, $9.9 million related to auction rate securities, which are discussed above, and $6.7 million related to other state and municipal obligations. This portfolio, excluding auction rate securities, totaled $969.4 million at fair value, or 13.3% of total available for sale securities. The average credit quality of the portfolio, excluding auction rate securities, is Aa2 as rated by Moody's. The portfolio is diversified in order to reduce risk, and information about the largest holdings, by state and economic sector, is shown in the table below.

	% of Portfolio	Average Life (in years)	Average Rating (Moody's)
At December 31, 2010			
Texas	11.1%	4.9	Aa1
Washington	6.6	1.9	Aa2
Illinois	6.0	3.9	Aa2
Missouri	5.1	1.9	Aa1
Indiana	4.6	2.3	Aa2
General obligation	26.2%	3.9	Aa2
Housing	19.5	5.9	Aa1
Transportation	16.5	3.2	Aa3
Lease	10.8	3.3	Aa2
Refunded	6.9	2.6	Aaa

The credit ratings (Moody's rating or equivalent) at December 31, 2010 in the state and municipal bond portfolio (excluding auction rate securities) are shown in the following table.

	% of Portfolio
Aaa	16.8%
Aa	64.0
A	14.1
Baa	3.1
Not rated	2.0
	100.0%

The remaining unrealized losses on the Company's investments, as shown in the preceding tables, are largely contained in the portfolio of non-agency mortgage-backed securities. These securities are not guaranteed by an outside agency and are dependent on payments received from the underlying mortgage collateral. While virtually all of these securities, at purchase date, were comprised of senior tranches and were highly rated by various rating agencies, the adverse housing market, liquidity pressures and overall economic climate has resulted in low fair values for these securities. Also, as mentioned above, the Company maintains a watch list comprised mainly of these securities, and has recorded OTTI losses on certain securities. The Company continues to closely monitor the performance of these securities. Additional OTTI losses may arise in future periods, due to further deterioration in expected cash flows, loss severities and delinquency levels of the securities' underlying collateral, which would negatively affect the Company's financial results.

The following table presents proceeds from sales of securities and the components of investment securities gains and losses which have been recognized in earnings.

(In thousands)	2010	2009	2008
Proceeds from sales of available for sale securities	**$78,448**	$202,544	$109,543
Proceeds from sales/redemption of non-marketable securities	**192**	5,308	22,300
Total proceeds	**$78,640**	$207,852	$131,843
Available for sale:			
Gains realized on sales	**$ 3,639**	$ 10,311	$ 9,946
Losses realized on sales	**(151)**	(9,989)	(4,743)
Other-than-temporary impairment recognized on debt securities	**(5,069)**	(2,473)	—
Non-marketable:			
Gains realized on sales/redemption	**52**	1,087	22,300
Losses realized on sales	**—**	(170)	—
Fair value adjustments, net	**(256)**	(5,961)	2,791
Investment securities gains (losses), net	**$ (1,785)**	$ (7,195)	$ 30,294

Investment securities with a fair value of $3.6 billion and $4.1 billion were pledged at December 31, 2010 and 2009, respectively, to secure public deposits, securities sold under repurchase agreements, trust funds, and borrowings at the Federal Reserve Bank. Securities pledged under agreements pursuant to which the collateral may be sold or re-pledged by the secured parties approximated $429.4 million, while the remaining securities were pledged under agreements pursuant to which the secured parties may not sell or re-pledge the collateral. Except for obligations of various government-sponsored enterprises such as FNMA, FHLB and FHLMC, no investment in a single issuer exceeds 10% of stockholders' equity.

5. Land, Buildings and Equipment

Land, buildings and equipment consist of the following at December 31, 2010 and 2009:

(In thousands)	2010	2009
Land	**$107,906**	$107,002
Buildings and improvements	**512,826**	504,916
Equipment	**222,606**	225,621
Total	**843,338**	837,539
Less accumulated depreciation and amortization	**459,941**	434,906
Net land, buildings and equipment	**$383,397**	$402,633

Depreciation expense of $35.1 million, $37.0 million and $35.3 million for 2010, 2009 and 2008, respectively, was included in occupancy expense and equipment expense in the consolidated income statements. Repairs and maintenance expense of $18.5 million, $18.6 million and $20.1 million for 2010, 2009 and 2008, respectively, was included in occupancy expense and equipment expense. Interest expense capitalized on construction projects in the past three years has not been significant.

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets are summarized in the following table.

	December 31, 2010				December 31, 2009			
(In thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Valuation Allowance**	**Net Amount**	Gross Carrying Amount	Accumulated Amortization	Valuation Allowance	Net Amount
Amortizable intangible assets:								
Core deposit premium	**$ 25,720**	**$(16,108)**	**$ —**	**$ 9,612**	$ 25,720	$(12,966)	$ —	$ 12,754
Mortgage servicing rights	**3,082**	**(1,572)**	**(185)**	**1,325**	2,898	(1,206)	(113)	1,579
Total amortizable intangible assets	**28,802**	**(17,680)**	**(185)**	**10,937**	28,618	(14,172)	(113)	14,333
Goodwill	**125,585**	**—**	**—**	**125,585**	125,585	—	—	125,585
Total intangible assets	**$154,387**	**$(17,680)**	**$(185)**	**$136,522**	$154,203	$(14,172)	$(113)	$139,918

As a result of ongoing assessments, no impairment of goodwill was recorded in 2010, 2009 or 2008. Further, the regular annual review on January 1, 2011 revealed no impairment as of that date. There were no changes in the carrying amount of goodwill or its allocation among operating segments, as shown in the following table, during the past three years.

(In thousands)	Consumer Segment	Commercial Segment	Wealth Segment	Total Goodwill
Balance at December 31, 2010	$67,765	$57,074	$746	$125,585

Changes in the net carrying amount of other intangible assets for the years ended December 31, 2009 and 2010 are shown in the following table.

(In thousands)	Core Deposit Premium	Mortgage Servicing Rights
Balance at December 31, 2008	$16,396	$ 795
Originations	—	1,082
Amortization	(3,642)	(335)
Impairment recovery	—	37
Balance at December 31, 2009	12,754	1,579
Originations	—	184
Amortization	(3,142)	(366)
Impairment	—	(72)
Balance at December 31, 2010	**$ 9,612**	**$1,325**

Mortgage servicing rights (MSRs) are initially recorded at fair value and subsequently amortized over the period of estimated servicing income. They are periodically reviewed for impairment and if impairment is indicated, recorded at fair value. At December 31, 2010, temporary impairment of $185 thousand had been recognized. Temporary impairment, including impairment recovery, is effected through a change in a valuation allowance. The fair value of the MSRs is based on the present value of expected future cash flows, as further discussed in Note 16 on Fair Value Measurements.

Aggregate amortization expense on intangible assets for the years ended December 31, 2010, 2009 and 2008 was $3.5 million, $4.0 million and $4.3 million, respectively. The following table shows the estimated future amortization expense based on existing asset balances and the interest rate environment as of December 31, 2010. The Company's actual amortization expense in any given period may be different from the estimated amounts depending upon the acquisition of intangible assets, changes in mortgage interest rates, prepayment rates and other market conditions.

(In thousands)	
2011	$2,868
2012	2,335
2013	1,801
2014	1,326
2015	980

7. Deposits

At December 31, 2010, the scheduled maturities of total time open and certificates of deposit were as follows:

(In thousands)	
Due in 2011	$2,189,969
Due in 2012	205,917
Due in 2013	231,015
Due in 2014	43,771
Due in 2015	72,946
Thereafter	544
Total	**$2,744,162**

The following table shows a detailed breakdown of the maturities of time open and certificates of deposit, by size category, at December 31, 2010.

(In thousands)	Certificates of Deposit under $100,000	Other Time Deposits under $100,000	Certificates of Deposit over $100,000	Other Time Deposits over $100,000	Total
Due in 3 months or less	$ 259,544	$ 43,347	$ 387,770	$10,217	$ 700,878
Due in over 3 through 6 months	348,099	55,164	368,148	12,483	783,894
Due in over 6 through 12 months	376,233	51,098	232,388	45,478	705,197
Due in over 12 months	227,927	103,638	204,273	18,355	554,193
Total	**$1,211,803**	**$253,247**	**$1,192,579**	**$86,533**	**$2,744,162**

Regulations of the Federal Reserve System require cash balances to be maintained at the Federal Reserve Bank, based on certain deposit levels. The minimum reserve requirement for the Bank at December 31, 2010 totaled $49.9 million.

8. Borrowings

The following table sets forth selected information for short-term borrowings (borrowings with an original maturity of less than one year).

(Dollars in thousands)	Year End Weighted Rate	Average Weighted Rate	Average Balance Outstanding	Maximum Outstanding at any Month End	Balance at December 31
2010					
Federal funds purchased and repurchase agreements	**.1%**	**.1%**	**$624,847**	**$1,130,555**	**$582,827**
2009					
Federal funds purchased and repurchase agreements	.1	.1	468,643	674,121	603,191
2008					
Federal funds purchased and repurchase agreements	.1	1.8	873,625	1,253,655	526,537
FHLB advances	2.7	2.7	29,508	100,000	100,000
Term auction facility borrowings	.4	1.4	155,738	700,000	700,000

Short-term borrowings consist primarily of federal funds purchased and securities sold under agreements to repurchase (repurchase agreements), which generally mature within 90 days. Short-term repurchase agreements at December 31, 2010 were comprised of non-insured customer funds totaling $577.9 million, which were secured by a portion of the Company's investment portfolio.

Long-term borrowings of the Company consisted of the following at December 31, 2010:

(Dollars in thousands)	Borrower	Maturity Date	Year End Weighted Rate	Year End Balance
FHLB advances	Subsidiary bank	2011	4.3%	$ 250
		2012	4.6	460
		2013-16	4.9	3,965
		2017	3.5	100,000
Structured repurchase agreements	Subsidiary bank	2013-14	.0	400,000
Structured note payable	Venture capital subsidiary	2012	.0	7,515
Non-recourse lease financing notes	Bank leasing subsidiary	2011	6.3	83
Total				**$512,273**

The Bank is a member of the Des Moines FHLB and has access to term financing from the FHLB. These borrowings are secured under a blanket collateral agreement including primarily residential mortgages as well as all unencumbered assets and stock of the borrowing bank. In November 2010, the Company elected to repay FHLB advances totaling $125.0 million in advance of their maturity dates. These advances had a weighted average rate of 4.2%, and a prepayment penalty of $11.8 million was paid. Total outstanding advances at December 31, 2010 were $104.7 million. Nearly all of the outstanding advances have fixed interest rates and contain prepayment penalties. The FHLB has also issued letters of credit, totaling $502.2 million at December 31, 2010, to secure the Company's obligations to certain depositors of public funds.

Structured repurchase agreements totaled $400.0 million at December 31, 2010. The repurchase agreements were issued upon the maturity of $500.0 million of other structured repurchase agreements in August 2010. The new borrowings have floating interest rates based upon various published constant maturity swap (CMS) rates and will mature in 2013 through 2014. As of year end they did not bear interest because of low CMS rates.

Other long-term debt includes $7.5 million borrowed from third-party insurance companies by a venture capital subsidiary, a Missouri Certified Capital Company, to support its investment activities. Because the insurance companies receive tax credits, the borrowings do not bear interest. This debt is secured by assets of the subsidiary and guaranteed by the Parent, evidenced by letters of credit from the Bank.

Cash payments for interest on deposits and borrowings during 2010, 2009 and 2008 on a consolidated basis amounted to $93.0 million, $172.6 million and $285.5 million, respectively.

9. Income Taxes

The components of income tax expense (benefit) from operations for the years ended December 31, 2010, 2009 and 2008 were as follows:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2010:			
U.S. federal	**$ 98,592**	**$(6,612)**	**$91,980**
State and local	**6,742**	**(2,473)**	**4,269**
	$105,334	**$(9,085)**	**$96,249**
Year ended December 31, 2009:			
U.S. federal	$ 77,753	$(6,719)	$71,034
State and local	3,314	(591)	2,723
	$ 81,067	$(7,310)	$73,757
Year ended December 31, 2008:			
U.S. federal	$ 81,536	$ 3,193	$84,729
State and local	885	(537)	348
	$ 82,421	$ 2,656	$85,077

The components of income tax expense (benefit) recorded directly to stockholders' equity for the years ended December 31, 2010, 2009 and 2008 were as follows:

(In thousands)	**2010**	2009	2008
Unrealized gain (loss) on securities available for sale	**$ 9,841**	$61,701	$(40,724)
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	**(1,201)**	(557)	(1,941)
Accumulated pension (benefit) loss	**327**	1,476	(9,833)
Other	—	—	549
Income tax expense (benefit) allocated to stockholders' equity	**$ 8,967**	$62,620	$(51,949)

Significant components of the Company's deferred tax assets and liabilities at December 31, 2010 and 2009 were as follows:

(In thousands)	**2010**	2009
Deferred tax assets:		
Loans, principally due to allowance for loan losses	**$ 90,875**	$ 90,774
Equity-based compensation	**13,707**	13,987
Accrued expenses	**8,886**	7,102
Deferred compensation	**5,374**	5,264
Other	**9,135**	7,758
Total deferred tax assets	**127,977**	124,885
Deferred tax liabilities:		
Unrealized gain on securities available for sale	**49,225**	39,384
Equipment lease financing	**47,976**	45,551
Land, buildings and equipment	**20,579**	25,571
Intangibles	**4,700**	4,919
Accretion on investment securities	**3,922**	6,055
Prepaid expenses	**2,775**	3,137
Other	**2,541**	2,926
Total deferred tax liabilities	**131,718**	127,543
Net deferred tax asset (liability)	**$ (3,741)**	$ (2,658)

The Company acquired a federal net operating loss (NOL) carryforward of approximately $4.3 million in connection with a 2003 acquisition. The NOL carryforward will begin to expire in 2021 if it cannot be utilized. At December 31, 2010, the tax benefit related to the remaining NOL carryforward was $416 thousand. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the total deferred tax assets.

A reconciliation between the expected federal income tax expense using the federal statutory tax rate of 35 percent and the Company's actual income tax expense for 2010, 2009 and 2008 is as follows:

(In thousands)	**2010**	2009	2008
Computed "expected" tax expense	**$111,286**	$ 84,991	$95,806
Increase (decrease) in income taxes resulting from:			
Tax-exempt interest, net of cost to carry	**(12,745)**	(11,813)	(9,902)
Tax deductible dividends on allocated shares held by the Company's ESOP	**(1,096)**	(1,087)	(1,084)
State and local income taxes, net of federal tax benefit	**2,775**	1,770	226
Other	**(3,971)**	(104)	31
Total income tax expense	**$ 96,249**	$ 73,757	$85,077

Cash payments of income taxes, net of refunds, amounted to $100.6 million, $82.9 million and $84.4 million on a consolidated basis during 2010, 2009 and 2008, respectively. The Parent had net receipts of $2.0 million, $4.9 million and $2.7 million during 2010, 2009 and 2008, respectively, from tax benefits.

It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. The Company recorded tax benefits related to interest and penalties of $68 thousand, $156 thousand and $73 thousand in 2010, 2009 and 2008, respectively. At December 31, 2010 and 2009, liabilities for interest and penalties were $268 thousand and $335 thousand, respectively.

As of December 31, 2010 and 2009, the gross amount of unrecognized tax benefits was $1.6 million and $2.7 million, respectively, and the total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $1.1 million and $2.1 million, respectively. While it is expected that the amount of unrecognized tax benefits will change in the next twelve months, the Company does not expect this change to have a material impact on the results of operations or the financial position of the Company.

The Company and its subsidiaries are subject to income tax by federal, state and local government taxing authorities. During 2010, the Internal Revenue Service concluded an examination of the Company's tax returns for the years ended December 31, 2006 through 2008. The examination resulted in an immaterial adjustment to income taxes recorded in the financial statements. Tax years 2009 and 2010 remain open to examination for U.S. federal income tax. The years open to examination by state and local government authorities vary by jurisdiction.

The activity in the accrued liability for unrecognized tax benefits for the years ended December 31, 2010 and 2009 was as follows:

(In thousands)	**2010**	2009
Unrecognized tax benefits at beginning of year	**$ 2,714**	$3,350
Gross increases – tax positions in prior period	**166**	9
Gross decreases – tax positions in prior period	**(1,044)**	(667)
Gross increases – current-period tax positions	**328**	349
Settlements	**(251)**	(14)
Lapse of statute of limitations	**(300)**	(313)
Unrecognized tax benefits at end of year	**$ 1,613**	$2,714

10. Employee Benefit Plans

Employee benefits charged to operating expenses are summarized in the table below. Substantially all of the Company's employees are covered by a defined contribution (401K) plan, under which the Company makes matching contributions.

(In thousands)	**2010**	2009	2008
Payroll taxes	**$20,226**	$20,587	$20,290
Medical plans	**18,248**	20,164	17,340
401K plan	**11,448**	9,771	9,537
Pension plans	**1,815**	3,023	(1,797)
Other	**2,138**	1,945	2,081
Total employee benefits	**$53,875**	$55,490	$47,451

A large portion of the Company's current employees are covered by a noncontributory defined benefit pension plan, however, participation in the pension plan is not available to employees hired after June 30, 2003. All participants are fully vested in their benefit payable upon normal retirement date, which is based on years of participation and compensation. Certain key executives also participate in a supplemental executive retirement plan (the CERP) that the Company funds only as retirement benefits are disbursed. The CERP carries no segregated assets.

Effective January 1, 2005 substantially all benefits accrued under the pension plan were frozen. With this change, certain annual salary credits to pension accounts were discontinued, however, the accounts continue to accrue interest at a stated annual rate. Enhancements were then made to the 401K plan, which have increased employer contributions to the 401K plan. Enhancements were also made to the CERP, providing credits based on hypothetical contributions in excess of those permitted under the 401K plan. Effective January 1, 2011, all remaining benefits accrued under the pension plan were frozen.

An employer must recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and must recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Effective in 2008, plan assets and benefit obligations must be measured as of fiscal year end. Accordingly, during 2008 the Company changed its measurement date from September 30 to December 31. The change resulted in an increase of $561 thousand, on a pre-tax basis, to retained earnings, which was recorded on December 31, 2008.

Under the Company's funding policy for the defined benefit pension plan, contributions are made to a trust as necessary to satisfy the statutory minimum required contribution as defined by the Pension Protection Act, which is intended to provide for current service accruals and for any unfunded accrued actuarial liabilities over a reasonable period. To the extent that these requirements are fully covered by assets in the trust, a contribution might not be made in a particular year. The Company made no contributions to the defined benefit pension plan in 2010 and the minimum required contribution for 2011 is expected to be zero. The Company does not expect to make any further contributions other than the necessary funding contributions to the CERP. Contributions to the CERP were $10 thousand, $10 thousand and $12 thousand during fiscal 2010, 2009 and 2008, respectively.

Benefit obligations of the CERP at the December 31, 2010 and 2009 valuation dates are shown in the table immediately below. In all other tables presented, the pension plan and the CERP are presented on a combined basis.

(In thousands)	**2010**	2009
Projected benefit obligation	**$2,829**	$2,557
Accumulated benefit obligation	**$2,829**	$2,557

The following items are components of the net pension cost for the years ended December 31, 2010, 2009 and 2008.

(In thousands)	**2010**	2009	2008
Service cost-benefits earned during the year	**$ 716**	$ 683	$ 1,025
Interest cost on projected benefit obligation	**5,505**	5,473	5,236
Expected return on plan assets	**(6,614)**	(6,123)	(8,165)
Amortization of unrecognized net loss	**2,208**	2,990	107
Net periodic pension cost (income)	**$ 1,815**	$ 3,023	$(1,797)

The following table sets forth the pension plans' funded status, using valuation dates of December 31, 2010 and 2009.

(In thousands)	**2010**	2009
Change in projected benefit obligation		
Projected benefit obligation at prior valuation date	**$ 98,148**	$91,430
Service cost	**716**	683
Interest cost	**5,505**	5,473
Benefits paid	**(4,768)**	(4,639)
Actuarial (gain) loss	**4,256**	5,201
Projected benefit obligation at valuation date	**103,857**	98,148
Change in plan assets		
Fair value of plan assets at prior valuation date	**93,498**	85,852
Actual return (loss) on plan assets	**10,084**	12,275
Employer contributions	**10**	10
Benefits paid	**(4,768)**	(4,639)
Fair value of plan assets at valuation date	**98,824**	93,498
Funded status and net amount recognized at valuation date	**$ (5,033)**	$ (4,650)

The accumulated benefit obligation, which represents the liability of a plan using only benefits as of the measurement date, was $103.9 million and $98.1 million for the combined plans on December 31, 2010 and 2009, respectively.

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income (loss) at December 31, 2010 and 2009 are shown below, including amounts recognized in other comprehensive income during the periods. All amounts are shown on a pre-tax basis.

(In thousands)	**2010**	2009
Prior service credit (cost)	**$ —**	$ —
Accumulated loss	**(27,406)**	(28,828)
Accumulated other comprehensive loss	**(27,406)**	(28,828)
Cumulative employer contributions in excess of net periodic benefit cost	**22,373**	24,178
Net amount recognized as an accrued benefit liability on the December 31 balance sheet	**$ (5,033)**	$ (4,650)
Net gain (loss) arising during period	**$ (786)**	$ 951
Amortization of net loss	**2,208**	2,990
Total recognized in other comprehensive income	**$ 1,422**	$ 3,941
Total income (expense) recognized in net periodic pension cost and other comprehensive income	**$ (393)**	$ 918

The estimated net loss to be amortized from accumulated other comprehensive income into net periodic pension cost in 2011 is $2.1 million.

The following assumptions, on a weighted average basis, were used in accounting for the plans.

	2010	2009	2008
Determination of benefit obligation at year end:			
Discount rate	**5.40%**	5.75%	6.00%
Assumed credit on cash balance accounts	**5.00%**	5.00%	5.00%
Determination of net periodic benefit cost for year ended:			
Discount rate	**5.75%**	6.00%	6.25%
Long-term rate of return on assets	**7.25%**	7.25%	8.00%
Assumed credit on cash balance accounts	**5.00%**	5.00%	5.00%

The following table shows the fair values of the Company's pension plan assets by asset category at December 31, 2010 and 2009. Information about the valuation techniques and inputs used to measure fair value are provided in Note 16 on Fair Value Measurements.

		Fair Value Measurements		
(In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Assets:				
Cash	**$ 22**	**$ 22**	$ —	$—
U.S. government obligations	**3,964**	**3,964**	—	—
Government-sponsored enterprise obligations[a]	**9,771**	—	**9,771**	—
State and municipal obligations	**3,644**	—	**3,644**	—
Agency mortgage-backed securities[b]	**5,848**	—	**5,848**	—
Non-agency mortgage-backed securities	**7,802**	—	**7,802**	—
Other asset-backed securities	**6,060**	—	**6,060**	—
Corporate bonds[c]	**19,676**	—	**19,676**	—
International bonds	**2,274**	—	**2,274**	—
Equity securities and mutual funds:[d]				
U.S. large-cap	**17,806**	**17,806**	—	—
U.S. mid-cap	**8,849**	**8,849**	—	—
U.S. small-cap	**3,344**	**3,344**	—	—
International developed markets	**1,951**	**1,951**	—	—
Emerging markets	**2,771**	**2,771**	—	—
Money market funds	**5,042**	**5,042**	—	—
Total	**$98,824**	**$43,749**	**$55,075**	$—
December 31, 2009				
Assets:				
Government-sponsored enterprise obligations[a]	$ 8,096	$ —	$ 8,096	$—
State and municipal obligations	2,053	—	2,053	—
Agency mortgage-backed securities[b]	4,946	—	4,946	—
Non-agency mortgage-backed securities	3,919	—	3,919	—
Other asset-backed securities	1,349	—	1,349	—
Corporate bonds[c]	23,104	—	23,104	—
International bonds	500	—	500	—
Equity securities and mutual funds:[d]				
U.S. large-cap	22,819	22,819	—	—
U.S. mid-cap	10,595	10,595	—	—
Emerging markets	781	781	—	—
Money market funds	15,336	15,336	—	—
Total	$93,498	$49,531	$43,967	$—

(a) This category represents bonds (excluding mortgage-backed securities) issued by agencies such as the Federal Home Loan Bank, the Federal Home Loan Mortgage Corp. and the Federal National Mortgage Association.

(b) This category represents mortgage-backed securities issued by the agencies mentioned in (a).

(c) This category represents investment grade bonds of U.S. issuers from diverse industries.

(d) This category represents investments in individual common stocks and equity funds. The majority of these investments are in equity mutual funds, which have diversified investment holdings across the financial services, healthcare, energy, consumer goods, and industrial materials sectors.

The investment policy of the pension plan is designed for growth in value within limits designed to safeguard against significant losses within the portfolio. The policy sets guidelines regarding the types of investments held that may change from time to time, currently including items such as holding bonds rated investment grade or better, and prohibiting investment in Company stock. The plan does not utilize derivatives. Management believes there are no significant concentrations of risk within the plan asset portfolio at December 31, 2010. Under the current policy, the long-term investment target mix for the plan is 35% equity securities and 65% fixed income securities. The Company regularly reviews its policies on investment mix and may make changes depending on economic conditions and perceived investment risk.

The selection of a discount rate has historically been based on a review of various published bond indices, and a discount rate based on this method was used in determining the December 31, 2009 and prior year benefit obligations. At December 31, 2010, the Company changed this selection, and the discount rate used in determining the year end benefit obligation was based on matching the Company's estimated plan cash flows to a yield curve derived from a portfolio of corporate bonds rated AA by Moody's. The Company intends to use the new basis for determining discount rates in the future.

The assumed overall expected long-term rate of return on pension plan assets used in calculating 2010 pension plan expense was 7.25%. Determination of the plan's expected rate of return is based upon historical and anticipated returns of the asset classes invested in by the pension plan and the allocation strategy currently in place among those classes. The rate used in plan calculations may be adjusted by management for current trends in the economic environment. The average 10-year annualized return for the Company's pension plan was 4.8%. During 2010, the plan's rate of return was 11.0%, compared to 13.8% in 2009. With a portion of the plan's investments in equities, the actual return for any one plan year may fluctuate with changes in the stock market. Due to the plan freeze, growth in asset values in 2010 and lower anticipated amortization of investment losses in 2011, partly offset by the effect of a lower discount rate in 2011, the Company expects to incur pension expense of $1.3 million in 2011, compared to $1.8 million in 2010.

The following future benefit payments are expected to be paid:

(In thousands)	
2011	$ 5,868
2012	6,078
2013	6,326
2014	6,552
2015	6,789
2016-2020	36,067

11. Stock-Based Compensation and Directors Stock Purchase Plan*

The Company's stock-based compensation is provided under a stockholder-approved plan which allows for issuance of various types of awards, including stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and stock-based awards. At December 31, 2010, 3,146,432 shares remained available for issuance under the plan. The stock-based compensation expense that was charged against income was $6.0 million, $6.6 million and $6.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $2.2 million, $2.5 million and $2.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2010, stock-based compensation was issued in the form of nonvested stock awards. Nonvested stock is awarded to key employees, by action of the Board of Directors. These awards generally vest after 5 to 7 years of continued employment, but vesting terms may vary according to the specifics of the individual grant agreement. There are restrictions as to transferability, sale, pledging, or assigning, among others, prior to the end of the vesting period. Dividend and voting rights are conferred upon grant. A summary of the status of the Company's nonvested share awards as of December 31, 2010 and changes during the year then ended is presented below.

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	379,374	$35.46
Granted	161,723	37.52
Vested	(55,857)	37.20
Forfeited	(14,834)	34.53
Nonvested at December 31, 2010	470,406	$36.00

The total fair value (at vest date) of shares vested during 2010, 2009 and 2008 was $2.1 million, $1.7 million and $1.8 million, respectively.

In previous years, stock appreciation rights (SARs) and stock options have also been granted, and were granted with exercise prices equal to the market price of the Company's stock at the date of grant. SARs, which the Company granted in 2006 and subsequent years, vest on a graded basis over 4 years of continuous service and have 10-year contractual terms. All SARs must be settled in stock under provisions of the plan. Stock options, which were granted in 2005 and previous years, vested on a graded basis over 3 years of continuous service, and also have 10-year contractual terms.

In determining compensation cost, the Black-Scholes option-pricing model is used to estimate the fair value of options and SARs on date of grant. The Black-Scholes model is a closed-end model that uses various assumptions as shown in the following table. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical exercise behavior and other factors to estimate the expected term of the options and SARs, which represents the period of time that the options and SARs granted are expected to be outstanding. The risk-free rate for the expected term is based on the U.S. Treasury zero coupon spot rates in effect at the time of grant. Below are weighted average fair values of SARs granted during 2009 and 2008. No SARs were granted during 2010.

	2009	2008
Weighted per share average fair value at grant date	$ 6.78	$ 7.50
Assumptions:		
Dividend yield	2.7%	2.3%
Volatility	20.8%	18.4%
Risk-free interest rate	3.2%	3.5%
Expected term	7.3 years	7.2 years

A summary of option activity during 2010 is presented below.

(Dollars in thousands, except per share data)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	2,401,891	$29.81		
Granted	—	—		
Forfeited	—	—		
Expired	(14,679)	31.22		
Exercised	(581,102)	26.20		
Outstanding at December 31, 2010	1,806,110	$30.96	2.6 years	$15,842
Exercisable at December 31, 2010	1,806,110	$30.96	2.6 years	$15,842
Vested and expected to vest at December 31, 2010	1,806,110	$30.96	2.6 years	$15,842

A summary of SAR activity during 2010 is presented below.

(Dollars in thousands, except per share data)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	1,752,956	$39.73		
Granted	—	—		
Forfeited	(16,527)	38.27		
Expired	(24,149)	39.63		
Exercised	(2,172)	37.21		
Outstanding at December 31, 2010	1,710,108	$39.71	6.2 years	$1,019
Exercisable at December 31, 2010	1,706,227	$39.71	6.2 years	$1,012
Vested and expected to vest at December 31, 2010	1,275,514	$39.97	5.9 years	$ 544

Additional information about stock options and SARs exercises is presented below.

(In thousands)	2010	2009	2008
Intrinsic value of options and SARs exercised	**$ 7,005**	$3,249	$10,006
Cash received from options and SARs exercised	**$10,563**	$4,729	$15,186
Tax benefit realized from options and SARs exercised	**$ 1,042**	$ 636	$ 1,745

As of December 31, 2010, there was $10.6 million of unrecognized compensation cost (net of estimated forfeitures) related to unvested options, SARs and stock awards. That cost is expected to be recognized over a weighted average period of 3.3 years.

The Company has a directors stock purchase plan whereby outside directors of the Company and its subsidiaries may elect to use their directors' fees to purchase Company stock at market value each month end. Remaining shares available for issuance under this plan were 64,277 at December 31, 2010. In 2010, 20,175 shares were purchased at an average price of $37.03 and in 2009, 23,352 shares were purchased at an average price of $32.45.

** All share and per share amounts in this note have been restated for the 5% stock dividend distributed in 2010.*

12. Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in equity. Items recognized under accounting standards as components of comprehensive income are displayed in the consolidated statements of changes in equity, and additional information is presented below about the Company's components of other comprehensive income.

The first component of other comprehensive income is the unrealized holding gains and losses on available for sale securities. These gains and losses have been separated into two groups in the table below, as required by current accounting guidance on other-than-temporary impairment on debt securities. Under this guidance, credit-related losses on debt securities with other-than-temporary impairment are recorded in current earnings, while the noncredit-related portion of the overall gain or loss in fair value is recorded in other comprehensive income (loss). Changes in the noncredit-related gain or loss in fair value of these securities, after other-than-temporary impairment (OTTI) was initially recognized, are shown separately in the table below. The remaining unrealized holding gains and losses shown in the table apply to available for sale investment securities for which OTTI has not been recorded (and include holding gains and losses on certain securities prior to the recognition of OTTI).

In the calculation of other comprehensive income, certain reclassification adjustments are made to avoid double counting gains and losses that are included as part of net income for a period that also had been included as part of other comprehensive income in that period or earlier periods. The reclassification amounts and the related income tax expense or benefit are shown in the table below.

The second component of other comprehensive income is pension gains and losses that arise during the period but are not recognized as components of net periodic benefit cost, and corresponding adjustments when these gains and losses are subsequently amortized to net periodic benefit cost.

(In thousands)	**2010**	2009	2008
Available for sale debt securities for which OTTI has been recognized:			
Unrealized holding gains subsequent to initial OTTI recognition	**$22,973**	$ 12,251	$ —
Income tax expense	**(8,730)**	(4,655)	—
Net unrealized gains	**14,243**	7,596	—
Other available for sale investment securities:			
Unrealized holding gains (losses)	**6,412**	150,443	(101,968)
Income tax (expense) benefit on unrealized gains/losses	**(2,470)**	(57,152)	38,684
Reclassification adjustment for (gains) losses realized and included in net income	**(3,488)**	(322)	(5,201)
Reclassification adjustment for tax expense (benefit) on realized gains/losses	**1,359**	106	2,040
Net unrealized gains (losses)	**1,813**	93,075	(66,445)
Prepaid pension cost:			
Amortization of accumulated pension loss	**2,208**	2,990	107
Net gain (loss) arising during period	**(786)**	951	(26,544)
Income tax (expense) benefit on change in pension loss	**(540)**	(1,476)	10,046
Change in pension loss	**882**	2,465	(16,391)
Other comprehensive income (loss)	**$16,938**	$103,136	$ (82,836)

The end of period components of accumulated other comprehensive income (loss) are shown in the table below. At December 31, 2010, accumulated other comprehensive income was $63.3 million, net of tax. It was comprised of $7.5 million in unrealized holding losses on available for sale debt securities for which OTTI has been recorded, $87.8 million in unrealized holding gains on other available for sale securities, and $17.0 million in accumulated pension loss.

(In thousands)	Unrealized Gains (Losses) on Securities	Pension Loss	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2008	$ (36,412)	$ (20,317)	$ (56,729)
Current period other comprehensive income	100,671	2,465	103,136
Balance at December 31, 2009	64,259	(17,852)	46,407
Current period other comprehensive income	16,056	882	16,938
Balance at December 31, 2010	**$ 80,315**	**$(16,970)**	**$ 63,345**

13. Segments

The Company segregates financial information for use in assessing its performance and allocating resources among three operating segments. The Consumer segment includes consumer deposits, consumer finance, consumer debit and credit cards, and student loans. The Commercial segment, which includes Small Business accounts, provides corporate lending, leasing, merchant and commercial bank card products, and international services, as well as business, government deposit and cash management services. The Wealth segment provides traditional trust and estate tax planning services, brokerage services, and advisory and discretionary investment management services, and includes Private Banking accounts. The Wealth segment also includes the Capital Markets Group, which sells fixed-income securities and provides investment safekeeping and bond accounting services.

The Company's business line reporting system derives segment information from the internal profitability reporting system used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies, which have been developed to reflect the underlying economics of the businesses. The policies address the methodologies applied in connection with funds transfer pricing and assignment of overhead costs among segments. Funds transfer pricing was used in the determination of net interest income by assigning a standard cost (credit) for funds used (provided) by assets and liabilities based on their maturity, prepayment and/or repricing characteristics. Income and expense that directly relate to segment operations are recorded in the segment when incurred. Expenses that indirectly support the segments are allocated based on the most appropriate method available.

The Company uses a funds transfer pricing method to value funds used (e.g., loans, fixed assets, and cash) and funds provided (e.g., deposits, borrowings, and equity) by the business segments and their components. This process assigns a specific value to each new source or use of funds with a maturity, based on current LIBOR interest rates, thus determining an interest spread at the time of the transaction. Non-maturity assets and liabilities are assigned to LIBOR based funding pools. This provides an accurate means of valuing fund sources and uses in a varying interest rate environment. In early 2010, the Company determined that the internal interest rate ascribed to business units for providing non-contractual deposit funds should be adjusted to make it more reactive to market changes and reflect recent economic conditions. The resulting change to segment net interest income lowered total segment contribution and redistributed income among segments. The information for 2009 in the table below has been revised to reflect the lower rate environment during that year.

The following tables present selected financial information by segment and reconciliations of combined segment totals to consolidated totals. There were no material intersegment revenues between the three segments.

Segment Income Statement Data

(In thousands)	Consumer	Commercial	Wealth	Segment Totals	Other/ Elimination	Consolidated Totals
Year ended December 31, 2010:						
Net interest income	**$ 311,231**	**$ 259,296**	**$ 41,075**	**$ 611,602**	**$ 34,330**	**$ 645,932**
Provision for loan losses	**(70,633)**	**(24,825)**	**(1,263)**	**(96,721)**	**(3,279)**	**(100,000)**
Non-interest income	**157,903**	**131,954**	**116,095**	**405,952**	**(841)**	**405,111**
Investment securities losses, net	—	—	—	—	**(1,785)**	**(1,785)**
Non-interest expense	**(287,359)**	**(205,069)**	**(106,438)**	**(598,866)**	**(32,268)**	**(631,134)**
Income (loss) before income taxes	**$ 111,142**	**$ 161,356**	**$ 49,469**	**$ 321,967**	**$ (3,843)**	**$ 318,124**
Year ended December 31, 2009:						
Net interest income	$ 331,607	$ 243,083	$ 40,691	$ 615,381	$ 20,121	$ 635,502
Provision for loan losses	(84,019)	(54,230)	(520)	(138,769)	(21,928)	(160,697)
Non-interest income	163,150	114,637	114,445	392,232	4,027	396,259
Investment securities losses, net	—	—	—	—	(7,195)	(7,195)
Non-interest expense	(302,505)	(191,628)	(106,370)	(600,503)	(21,234)	(621,737)
Income (loss) before income taxes	$ 108,233	$ 111,862	$ 48,246	$ 268,341	$(26,209)	$ 242,132
Year ended December 31, 2008:						
Net interest income	$ 323,568	$ 203,961	$ 37,174	$ 564,703	$ 28,036	$ 592,739
Provision for loan losses	(56,639)	(13,526)	(265)	(70,430)	(38,470)	(108,900)
Non-interest income	146,295	107,445	113,879	367,619	8,093	375,712
Investment securities gains, net	—	—	—	—	30,294	30,294
Non-interest expense	(285,796)	(180,779)	(131,710)	(598,285)	(17,095)	(615,380)
Income (loss) before income taxes	$ 127,428	$ 117,101	$ 19,078	$ 263,607	$ 10,858	$ 274,465

The segment activity, as shown above, includes both direct and allocated items. Amounts in the "Other/ Elimination" column include activity not related to the segments, such as that relating to administrative functions, the investment securities portfolio, and the effect of certain expense allocations to the segments. The provision for loan losses in this category contains the difference between loan charge-offs and recoveries assigned directly to the segments and the recorded provision for loan loss expense. Included in this category's net interest income are earnings of the investment portfolio, which are not allocated to a segment.

Segment Balance Sheet Data

(In thousands)	Consumer	Commercial	Wealth	Segment Totals	Other/ Elimination	Consolidated Totals
Average balances for 2010:						
Assets	**$3,445,052**	**$5,703,714**	**$ 720,226**	**$ 9,868,992**	**$8,367,007**	**$18,235,999**
Loans, including held for sale	**3,338,327**	**5,558,648**	**671,163**	**9,568,138**	**489,024**	**10,057,162**
Goodwill and other intangible assets	**77,515**	**59,816**	**746**	**138,077**	—	**138,077**
Deposits	**8,290,834**	**4,102,458**	**1,881,692**	**14,274,984**	**87,985**	**14,362,969**
Average balances for 2009:						
Assets	$3,891,311	$6,232,582	$ 716,002	$10,839,895	$6,779,308	$17,619,203
Loans, including held for sale	3,772,374	6,099,415	683,763	10,555,552	471,898	11,027,450
Goodwill and other intangible assets	80,071	60,599	746	141,416	—	141,416
Deposits	8,287,307	3,518,042	1,980,511	13,785,860	35,302	13,821,162

The above segment balances include only those items directly associated with the segment. The "Other/ Elimination" column includes unallocated bank balances not associated with a segment (such as investment securities and federal funds sold), balances relating to certain other administrative and corporate functions, and eliminations between segment and non-segment balances. This column also includes the resulting effect of allocating such items as float, deposit reserve and capital for the purpose of computing the cost or credit for funds used/provided.

The Company's reportable segments are strategic lines of business that offer different products and services. They are managed separately because each line services a specific customer need, requiring different performance measurement analyses and marketing strategies. The performance measurement of the segments is based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. The information is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entities.

14. Common Stock

On December 20, 2010, the Company distributed a 5% stock dividend on its $5 par common stock for the seventeenth consecutive year. All per share data in this report has been restated to reflect the stock dividend.

Basic income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted income per share gives effect to all dilutive potential common shares that were outstanding during the year. Presented below is a summary of the components used to calculate basic and diluted income per share, which have been restated for all stock dividends.

The Company applies the two-class method of computing income per share. Under current guidance, unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock. The two-class method requires the calculation of separate income per share amounts for the unvested share-based awards and for common stock. Income per share attributable to common stock is shown in the table below. Unvested share-based awards are further discussed in Note 11 on Stock-Based Compensation.

(In thousands, except per share data)	**2010**	2009	2008
Basic income per common share:			
Net income attributable to Commerce Bancshares, Inc.	**$221,710**	$169,075	$188,655
Less income allocated to unvested restricted stockholders	**1,208**	741	592
Net income available to common stockholders	**$220,502**	$168,334	$188,063
Distributed income	**$ 77,796**	$ 74,384	$ 71,829
Undistributed income	**$142,706**	$ 93,950	$116,234
Weighted average common shares outstanding	**86,977**	85,217	83,154
Distributed income per share	**$ .90**	$ .88	$ .86
Undistributed income per share	**1.64**	1.10	1.40
Basic income per common share	**$ 2.54**	$ 1.98	$ 2.26
Diluted income per common share:			
Net income attributable to Commerce Bancshares, Inc.	**$221,710**	$169,075	$188,655
Less income allocated to unvested restricted stockholders	**1,204**	740	589
Net income available to common stockholders	**$220,506**	$168,335	$188,066
Distributed income	**$ 77,796**	$ 74,384	$ 71,829
Undistributed income	**$142,710**	$ 93,951	$116,237
Weighted average common shares outstanding	**86,977**	85,217	83,154
Net effect of the assumed exercise of stock-based awards – based on the treasury stock method using the average market price for the respective periods	**405**	334	665
Weighted average diluted common shares outstanding	**87,382**	85,551	83,819
Distributed income per share	**$ .89**	$ .87	$ .86
Undistributed income per share	**1.63**	1.10	1.38
Diluted income per common share	**$ 2.52**	$ 1.97	$ 2.24

The diluted income per common share computation for the years ended December 31, 2010, 2009 and 2008 excludes 1.7 million, 2.8 million and 1.7 million, respectively, in unexercised stock options and SARs because their inclusion would have been anti-dilutive to income per share.

The table below shows activity in the outstanding shares of the Company's common stock during the past three years. Shares in the table below are presented on an historical basis and have not been restated for the annual 5% stock dividends.

	Years Ended December 31		
(In thousands)	**2010**	2009	2008
Shares outstanding at January 1	**83,008**	75,791	71,796
Issuance of stock:			
Awards and sales under employee and director plans	**603**	394	620
Stock offering	**—**	2,895	—
5% stock dividend	**4,122**	3,949	3,607
Purchases of treasury stock	**(1,103)**	(16)	(231)
Other	**(6)**	(5)	(1)
Shares outstanding at December 31	**86,624**	83,008	75,791

The Company maintains a treasury stock buyback program authorized by its Board of Directors. At December 31, 2010, 1,758,578 shares were available for purchase under the current Board authorization.

15. Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and additional discretionary actions by regulators that could have a direct material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Tier I capital to total average assets (leverage ratio), and minimum ratios of Tier I and Total capital to risk-weighted assets (as defined). To meet minimum, adequately capitalized regulatory requirements, an institution must maintain a Tier I capital ratio of 4.00%, a Total capital ratio of 8.00% and a leverage ratio of 4.00%. The minimum required ratios for well-capitalized banks (under prompt corrective action provisions) are 6.00% for Tier I capital, 10.00% for Total capital and 5.00% for the leverage ratio.

The following tables show the capital amounts and ratios for the Company (on a consolidated basis) and the Bank, together with the minimum and well-capitalized capital requirements, at the last two year ends.

	Actual		Minimum Capital Requirement		Well-Capitalized Capital Requirement	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010:						
Total Capital (to risk-weighted assets):						
Commerce Bancshares, Inc. (consolidated)	$2,002,646	15.75%	$1,017,429	8.00%	N.A.	N.A.
Commerce Bank, N.A.	1,762,382	14.03	1,004,781	8.00	$1,255,977	10.00%
Tier I Capital (to risk-weighted assets):						
Commerce Bancshares, Inc. (consolidated)	$1,828,965	14.38%	$ 508,715	4.00%	N.A.	N.A.
Commerce Bank, N.A.	1,604,873	12.78	502,391	4.00	$ 753,586	6.00%
Tier I Capital (to adjusted quarterly average assets): (Leverage Ratio)						
Commerce Bancshares, Inc. (consolidated)	$1,828,965	10.17%	$ 719,411	4.00%	N.A.	N.A.
Commerce Bank, N.A.	1,604,873	9.00	713,230	4.00	$ 891,538	5.00%
December 31, 2009:						
Total Capital (to risk-weighted assets):						
Commerce Bancshares, Inc. (consolidated)	$1,885,978	14.39%	$1,048,476	8.00%	N.A.	N.A.
Commerce Bank, N.A.	1,658,312	12.83	1,034,224	8.00	$1,292,780	10.00%
Tier I Capital (to risk-weighted assets):						
Commerce Bancshares, Inc. (consolidated)	$1,708,901	13.04%	$ 524,238	4.00%	N.A.	N.A.
Commerce Bank, N.A.	1,496,295	11.57	517,112	4.00	$ 775,668	6.00%
Tier I Capital (to adjusted quarterly average assets): (Leverage Ratio)						
Commerce Bancshares, Inc. (consolidated)	$1,708,901	9.58%	$ 713,619	4.00%	N.A.	N.A.
Commerce Bank, N.A.	1,496,295	8.43	710,119	4.00	$ 887,649	5.00%

At December 31, 2010, the Company met all capital requirements to which it is subject, and the Bank's capital position exceeded the regulatory definition of well-capitalized.

16. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain financial and nonfinancial assets and liabilities and to determine fair value disclosures. Various financial instruments such as available for sale and trading securities, certain non-marketable securities relating to private equity activities, and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets and liabilities on a nonrecurring basis, such as loans held for sale, mortgage servicing rights and certain other investment securities. These nonrecurring fair value adjustments typically involve lower of cost or fair value accounting, or write-downs of individual assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. For accounting disclosure purposes, a three-level valuation hierarchy of fair value measurements has been established. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Company's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive an estimated fair value measurement.

Valuation methods for instruments measured at fair value on a recurring basis

Following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available for sale investment securities

For available for sale securities, changes in fair value, including that portion of other-than-temporary impairment unrelated to credit loss, are recorded in other comprehensive income. As mentioned in Note 4 on Investment Securities, the Company records the credit-related portion of other-than-temporary impairment in current earnings. This portfolio comprises the majority of the assets which the Company records at fair value. Most of the portfolio, which includes government-sponsored enterprise, mortgage-backed and asset-backed securities, are priced utilizing industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. These measurements are classified as Level 2 in the fair value hierarchy. Where quoted prices are available in an active market, the measurements are classified as Level 1. Most of the Level 1 measurements apply to common stock and U.S. Treasury obligations.

Valuation methods and inputs, by class of security:

- *U.S. government and federal agency obligations*

  U.S. treasury bills, bonds and notes, including inflation-protected securities, are valued using live data from active market makers and inter-dealer brokers. Valuations for stripped coupon and principal issues are derived from yield curves generated from various dealer contacts and live data sources.

- *Government-sponsored enterprise obligations*

  Government-sponsored enterprise obligations are evaluated using cash flow valuation models. Inputs used are live market data, cash settlements, Treasury market yields, and floating rate indices such as LIBOR, CMT, and Prime.

- *State and municipal obligations, excluding auction rate securities*

  A yield curve is generated and applied to bond sectors, and individual bond valuations are extrapolated. Inputs used to generate the yield curve are bellwether issue levels, established trading spreads between similar issuers or credits, historical trading spreads over widely accepted market benchmarks, new issue scales, and verified bid information. Bid information is verified by corroborating the data against external sources such as broker-dealers, trustees/paying agents, issuers, or non-affiliated bondholders.

- *Mortgage and asset-backed securities*

  Collateralized mortgage obligations and other asset-backed securities are valued at the tranche level. For each tranche valuation, the process generates predicted cash flows for the tranche, applies a market based (or benchmark) yield/spread for each tranche, and incorporates deal collateral performance and tranche level attributes to determine tranche-specific spreads to adjust the benchmark yield. Tranche cash flows are generated from new deal files and prepayment/default assumptions. Tranche spreads are based on tranche characteristics such as average life, type, volatility, ratings, underlying collateral and performance, and prevailing market conditions. The appropriate tranche spread is applied to the corresponding benchmark, and the resulting value is used to discount the cash flows to generate an evaluated price.

  Valuation of agency pass-through securities, typically issued under GNMA, FNMA, FHLMC, and SBA programs, are primarily derived from information from the To Be Announced (TBA) market. This market consists of generic mortgage pools which have not been received for settlement. Snapshots of the TBA market, using live data feeds distributed by multiple electronic platforms, and in conjunction with other indices, are used to compute a price based on discounted cash flow models.

- *Other debt securities*

  Other debt securities are valued using active markets and inter-dealer brokers as well as bullet spread scales and option adjusted spreads. The spreads and models use yield curves, terms and conditions of the bonds, and any special features (i.e., call or put options, redemption features, etc.).

- *Equity securities*

  Equity securities are priced using the market prices for each security from the major stock exchanges or other electronic quotation systems. These are generally classified as Level 1 measurements. Stocks which trade infrequently are classified as Level 2.

At December 31, 2010, the Company held certain auction rate securities in its available for sale portfolio, totaling $150.1 million at fair value. The auction process by which the auction rate securities are normally priced has not functioned since 2008, and the fair value of these securities cannot be based on observable market prices due to the illiquidity in the market. The fair values of the auction rate securities are estimated using a discounted cash flows analysis. Estimated cash flows are based on mandatory interest rates paid under failing auctions and projected over an estimated market recovery period. The cash flows are discounted at an estimated market rate reflecting adjustments for liquidity premium and nonperformance risk. Because many of the inputs significant to the measurement are not observable, these measurements are classified as Level 3 measurements.

Trading securities

The securities in the Company's trading portfolio are priced by averaging several broker quotes for similar instruments, and are classified as Level 2 measurements.

Private equity investments

These securities are held by the Company's venture capital subsidiaries and are included in non-marketable investment securities in the consolidated balance sheets. Valuation of these nonpublic investments requires significant management judgment due to the absence of quoted market prices. Each quarter, valuations are performed utilizing available market data and other factors. Market data includes published trading multiples for private equity investments of similar size. The multiples are considered in conjunction with current operating performance, future expectations, financing and sales transactions, and other investment-specific issues. The Company applies its valuation methodology consistently from period to period, and believes that its methodology is similar to that used by other market participants. These fair value measurements are classified as Level 3.

Derivatives

The Company's derivative instruments include interest rate swaps, foreign exchange forward contracts, commitments and sales contracts related to personal mortgage loan origination activity, and certain credit risk guarantee agreements. When appropriate, the impact of credit standing as well as any potential credit enhancements, such as collateral, has been considered in the fair value measurement.

- Valuations for interest rate swaps are derived from a proprietary model whose significant inputs are readily observable market parameters, primarily yield curves. The results of the model are constantly validated through comparison to active trading in the marketplace. These fair value measurements are classified as Level 2.
- Fair value measurements for foreign exchange contracts are derived from a model whose primary inputs are quotations from global market makers, and are classified as Level 2.
- The fair values of mortgage loan commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market. However, these prices are adjusted by a factor which considers the likelihood that a commitment will ultimately result in a closed loan. This estimate is based on the Company's historical data and its judgment about future economic trends. Based on the unobservable nature of this adjustment, these measurements are classified as Level 3.
- The Company's contracts related to credit risk guarantees are valued under a proprietary model which uses significant unobservable inputs and assumptions about the creditworthiness of the counterparty to the guaranteed interest rate swap contract. Consequently, these measurements are classified as Level 3.

Assets held in trust

Assets held in an outside trust for the Company's deferred compensation plan consist of investments in mutual funds. The fair value measurements are based on quoted prices in active markets and classified as Level 1. The Company has recorded an asset representing the total investment amount. The Company has also recorded a corresponding nonfinancial liability, representing the Company's liability to the plan participants.

The table below presents the carrying values of assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009. There were no transfers among levels during these years.

		Fair Value Measurements Using		
(In thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2010				
Assets:				
Available for sale securities:				
U.S. government and federal agency obligations	**$ 455,537**	**$448,087**	**$ 7,450**	**$ —**
Government-sponsored enterprise obligations	**201,895**	—	**201,895**	—
State and municipal obligations	**1,119,485**	—	**969,396**	**150,089**
Agency mortgage-backed securities	**2,491,199**	—	**2,491,199**	—
Non-agency mortgage-backed securities	**455,790**	—	**455,790**	—
Other asset-backed securities	**2,354,260**	—	**2,354,260**	—
Other debt securities	**176,964**	—	**176,964**	—
Equity securities	**39,173**	**22,900**	**16,273**	—
Trading securities	**11,710**	—	**11,710**	—
Private equity investments	**53,860**	—	—	**53,860**
Derivatives*	**18,823**	—	**18,288**	**535**
Assets held in trust	**4,213**	**4,213**	—	—
Total assets	**7,382,909**	**475,200**	**6,703,225**	**204,484**
Liabilities:				
Derivatives*	**19,584**	—	**19,401**	**183**
Total liabilities	**$ 19,584**	**$ —**	**$ 19,401**	**$ 183**
As of December 31, 2009				
Assets:				
Available for sale securities:				
U.S. government and federal agency obligations	$ 447,038	$447,038	$ —	$ —
Government-sponsored enterprise obligations	165,814	—	165,814	—
State and municipal obligations	939,338	—	771,502	167,836
Agency mortgage-backed securities	2,262,003	—	2,262,003	—
Non-agency mortgage-backed securities	609,016	—	609,016	—
Other asset-backed securities	1,701,569	—	1,701,569	—
Other debt securities	176,331	—	176,331	—
Equity securities	39,866	25,378	14,488	—
Trading securities	10,335	—	10,335	—
Private equity investments	44,827	—	—	44,827
Derivatives*	17,984	—	17,616	368
Assets held in trust	3,419	3,419	—	—
Total assets	6,417,540	475,835	5,728,674	213,031
Liabilities:				
Derivatives*	18,610	—	18,350	260
Total liabilities	$ 18,610	$ —	$ 18,350	$ 260

* *The fair value of each class of derivative is shown in Note 18.*

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
(In thousands)	State and Municipal Obligations	Private Equity Investments	Derivatives	Total
For the year ended December 31, 2010:				
Balance at January 1, 2010	**$167,836**	**$44,827**	**$ 108**	**$212,771**
Total gains or losses (realized/unrealized):				
Included in earnings	—	**(156)**	**375**	**219**
Included in other comprehensive income	**(9,460)**	—	—	**(9,460)**
Purchases, issuances, and settlements, net	**(8,287)**	**9,189**	**(131)**	**771**
Balance at December 31, 2010	**$150,089**	**$53,860**	**$ 352**	**$204,301**
Total gains or losses for the annual period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2010	**$ —**	**$ (44)**	**$ 702**	**$ 658**
For the year ended December 31, 2009:				
Balance at January 1, 2009	$167,996	$49,494	$ 64	$217,554
Total gains or losses (realized/unrealized):				
Included in earnings	—	(4,791)	99	(4,692)
Included in other comprehensive income	4,496	—	—	4,496
Purchases, issuances, and settlements, net	(4,656)	124	(55)	(4,587)
Balance at December 31, 2009	$167,836	$44,827	$ 108	$212,771
Total gains or losses for the annual period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009	$ —	$ (4,791)	$ 223	$ (4,568)

Gains and losses on the Level 3 assets and liabilities in the table above are reported in the following income categories:

(In thousands)	Loan Fees and Sales	Other Non-Interest Income	Investment Securities Gains (Losses), Net	Total
For the year ended December 31, 2010:				
Total gains or losses included in earnings	**$274**	**$101**	**$ (156)**	**$ 219**
Change in unrealized gains or losses relating to assets still held at December 31, 2010	**$482**	**$220**	**$ (44)**	**$ 658**
For the year ended December 31, 2009:				
Total gains or losses included in earnings	$ 83	$ 16	$(4,791)	$(4,692)
Change in unrealized gains or losses relating to assets still held at December 31, 2009	$207	$ 16	$(4,791)	$(4,568)

Valuation methods for instruments measured at fair value on a nonrecurring basis

Following is a description of the Company's valuation methodologies used for other financial and nonfinancial instruments measured at fair value on a nonrecurring basis.

Collateral dependent impaired loans

While the overall loan portfolio is not carried at fair value, the Company periodically records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral dependent loans when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In determining the value of real estate collateral, the Company relies on external appraisals and assessment of property values by its internal staff. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Because many of these inputs are not observable, the measurements are classified as Level 3. Changes in fair value recognized for partial charge-offs of loans and loan impairment reserves on loans held by the Company at December 31, 2010 and 2009 are shown in the table below.

Loans held for sale

Loans held for sale are carried at the lower of cost or fair value. The portfolio has historically consisted primarily of student loans, and to a lesser extent, residential real estate loans. As mentioned in Note 3 on Loans and Allowance for Loan Losses, during 2010 most of the Company's student loan portfolio was sold under contract to the Federal Department of Education and various student loan agencies. Since 2008, when the secondary market for student loans was disrupted by liquidity concerns, several agencies have been unable to consistently purchase loans under existing contractual terms. Loans under contract to these agencies have been evaluated using a fair value measurement method based on a discounted cash flows analysis, which was classified as Level 3 and resulted in an impairment reserve of $828 thousand at December 31, 2009. During 2010, $191 thousand of additional impairment was recorded on certain loans based on market indications, while $450 thousand of the reserve was reversed as the related loans were sold. The fair value of the student loan portfolio for which performance concern exists was $12.1 million at December 31, 2010. The measurement of fair value for other student loans is based on the specific prices mandated in the underlying sale contracts, the estimated exit price, and is classified as Level 2. Fair value measurements on mortgage loans held for sale are based on quoted market prices for similar loans in the secondary market and are classified as Level 2.

Private equity investments and restricted stock

These assets are included in non-marketable investment securities in the consolidated balance sheets. They include investments in private equity concerns held by the Parent company which are carried at cost, reduced by other-than-temporary impairment. These investments are periodically evaluated for impairment based on their estimated fair value as determined by review of available information, most of which is provided as monthly or quarterly internal financial statements, annual audited financial statements, investee tax returns, and in certain situations, through research into and analysis of the assets and investments held by those private equity concerns. Restricted stock consists of stock issued by the Federal Reserve Bank and FHLB which is held by the bank subsidiary as required for regulatory purposes. Generally, there are restrictions on the sale and/or liquidation of these investments, and they are carried at cost, reduced by other-than-temporary impairment. Fair value measurements for these securities are classified as Level 3.

Mortgage servicing rights

The Company initially measures its mortgage servicing rights at fair value, and amortizes them over the period of estimated net servicing income. They are periodically assessed for impairment based on fair value at the reporting date. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the fair value is estimated based on a valuation model which calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, market discount rates, cost to service, float earnings rates, and other ancillary income, including late fees. The fair value measurements are classified as Level 3.

Goodwill and core deposit premium

Valuation of goodwill to determine impairment is performed on an annual basis, or more frequently if there is an event or circumstance that would indicate impairment may have occurred. The process involves calculations to determine the fair value of each reporting unit on a stand-alone basis. A combination of formulas using current market multiples, based on recent sales of financial institutions within the Company's geographic marketplace, is used to estimate the fair value of each reporting unit. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. The fair value of the Company's common stock relative to its computed book value per share is also considered as part of the overall evaluation. These measurements are classified as Level 3.

Core deposit premiums are recognized at the time a portfolio of deposits is acquired, using valuation techniques which calculate the present value of the estimated net cost savings attributable to the core deposit base, relative to alternative costs of funds and tax benefits, if applicable, over the expected remaining economic life of the depositors. Subsequent evaluations are made when facts or circumstances indicate potential impairment may have occurred. The Company uses estimates of discounted future cash flows, comparisons with alternative sources for deposits, consideration of income potential generated in other product lines by current customers, geographic parameters, and other demographics to estimate a current fair value of a specific deposit base. If the calculated fair value is less than the carrying value, impairment is considered to have occurred. This measurement is classified as Level 3.

Foreclosed assets

Foreclosed assets consist of loan collateral which has been repossessed through foreclosure. This collateral is comprised of commercial and residential real estate and other non-real estate property, including auto, marine and recreational vehicles. Foreclosed assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs. Subsequent to foreclosure, valuations are updated periodically, and the assets may be marked down further, reflecting a new cost basis. Fair value measurements may be based upon appraisals, third-party price opinions, or internally developed pricing methods. These measurements are classified as Level 3.

Long-lived assets

During 2010, the Company recorded an impairment loss on an office building, which formerly housed its check processing operations, in addition to losses on several branch facilities. In accordance with ASC 360-10-35, they were written down to estimated fair value, or estimated fair value less cost to sell if the property is held for sale. Fair value was estimated in a process which considered current local commercial real estate market conditions and the judgment of the sales agent on pricing and sales strategy. These fair value measurements are classified as Level 3.

For assets measured at fair value on a nonrecurring basis during 2010 and 2009, and still held as of December 31, 2010 and 2009, the following table provides the adjustments to fair value recognized during the respective periods, the level of valuation assumptions used to determine each adjustment, and the carrying value of the related individual assets or portfolios at December 31, 2010 and 2009.

		Fair Value Measurements Using			
(In thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
As of December 31, 2010					
Loans	**$51,157**	$—	$—	**$51,157**	**$(17,134)**
Loans held for sale	**5,125**			**5,125**	**(191)**
Private equity investments	**960**	—	—	**960**	**(100)**
Mortgage servicing rights	**1,325**	—	—	**1,325**	**(72)**
Foreclosed assets	**8,484**	—	—	**8,484**	**(4,004)**
Long-lived assets	**6,372**	—	—	**6,372**	**(2,018)**
As of December 31, 2009					
Loans	$66,773	$—	$—	$66,773	$(41,468)
Private equity investments	1,880	—	—	1,880	(1,170)
Mortgage servicing rights	1,579	—	—	1,579	37
Foreclosed assets	2,770	—	—	2,770	(612)

17. Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments held by the Company, in addition to a discussion of the methods used and assumptions made in computing those estimates, are set forth below.

Loans

The fair values of loans are estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. This method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC 820 "Fair Value Measurements and Disclosures".

Investment Securities

A detailed description of the fair value measurement of the debt and equity instruments in the available for sale and trading sections of the investment security portfolio is provided in Note 16 on Fair Value Measurements. A schedule of available for sale investment securities by category and maturity is provided in Note 4 on Investment Securities.

Federal Funds Sold and Securities Purchased under Agreements to Resell, Interest Earning Deposits With Banks and Cash and Due From Banks

The carrying amounts of short-term federal funds sold and securities purchased under agreements to resell, interest earning deposits with banks, and cash and due from banks approximate fair value. Federal funds sold and securities purchased under agreements to resell classified as short-term generally mature in 90 days or less. The fair value of long-term securities purchased under agreements to resell is estimated by discounting contractual maturities using an estimate of the current market rate for similar instruments.

Accrued Interest Receivable / Payable

The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values because of the relatively short time period between the accrual period and the expected receipt or payment due date.

Derivative Instruments

A detailed description of the fair value measurement of derivative instruments is provided in the preceding note on Fair Value Measurements. Fair values are generally estimated using observable market prices or pricing models.

Deposits

The fair value of deposits with no stated maturity is equal to the amount payable on demand. Such deposits include savings and interest and non-interest bearing demand deposits. These fair value estimates do not recognize any benefit the Company receives as a result of being able to administer, or control, the pricing of these accounts. The fair value of certificates of deposit is based on the discounted value of cash flows, taking early withdrawal optionality into account. Discount rates are based on the Company's approximate cost of obtaining similar maturity funding in the market.

Borrowings

The fair value of short-term borrowings such as federal funds purchased and securities sold under agreements to repurchase, which generally mature or reprice within 90 days, approximates their carrying value. The fair value of long-term structured repurchase agreements and other long-term debt is estimated by discounting contractual maturities using an estimate of the current market rate for similar instruments.

The estimated fair values of the Company's financial instruments are as follows:

	2010		2009	
(In thousands)	**Carrying Amount**	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Financial Assets				
Loans, including held for sale	**$ 9,474,733**	**$ 9,482,631**	$10,490,327	$10,513,232
Available for sale investment securities	**7,294,303**	**7,294,303**	6,340,975	6,340,975
Trading securities	**11,710**	**11,710**	10,335	10,335
Non-marketable securities	**103,521**	**103,521**	122,078	122,078
Short-term federal funds sold and securities purchased under agreements to resell	**10,135**	**10,135**	22,590	22,590
Long-term securities purchased under agreements to resell	**450,000**	**454,783**	—	—
Interest earning deposits with banks	**122,076**	**122,076**	24,118	24,118
Cash and due from banks	**328,464**	**328,464**	417,126	417,126
Accrued interest receivable	**62,512**	**62,512**	74,553	74,553
Derivative instruments	**18,823**	**18,823**	17,984	17,984
Financial Liabilities				
Non-interest bearing demand deposits	**$ 2,150,725**	**$ 2,150,725**	$ 1,793,816	$ 1,793,816
Savings, interest checking and money market deposits	**10,190,134**	**10,190,134**	9,202,916	9,202,916
Time open and C.D.'s	**2,744,162**	**2,761,796**	3,213,719	3,243,627
Federal funds purchased and securities sold under agreements to repurchase	**982,827**	**987,472**	1,103,191	1,102,995
Other borrowings	**112,273**	**122,514**	736,062	757,365
Accrued interest payable	**12,108**	**12,108**	21,570	21,570
Derivative instruments	**19,584**	**19,584**	18,610	18,610

Off-Balance Sheet Financial Instruments

The fair value of letters of credit and commitments to extend credit is based on the fees currently charged to enter into similar agreements. The aggregate of these fees is not material. These instruments are also referenced in Note 19 on Commitments, Contingencies and Guarantees.

Limitations

Fair value estimates are made at a specific point in time based on relevant market information. They do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for many of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, risk characteristics and economic conditions. These estimates are subjective, involve uncertainties and cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. Derivative Instruments

The notional amounts of the Company's derivative instruments are shown in the table below. These contractual amounts, along with other terms of the derivative, are used to determine amounts to be exchanged between counterparties, and are not a measure of loss exposure. The largest group of notional amounts relate to interest rate swaps, which are discussed in more detail below.

	December 31	
(In thousands)	**2010**	2009
Interest rate swaps	**$498,071**	$503,530
Interest rate caps	**31,736**	16,236
Credit risk participation agreements	**40,661**	53,246
Foreign exchange contracts	**25,867**	17,475
Mortgage loan commitments	**12,125**	9,767
Mortgage loan forward sale contracts	**24,112**	19,986
Total notional amount	**$632,572**	$620,240

The Company's mortgage banking operation makes commitments to extend fixed rate loans secured by 1-4 family residential properties, which are considered to be derivative instruments. These commitments are recognized on the balance sheet at fair value from their inception through their expiration or funding, and have an average term of 60 to 90 days. The Company's general practice is to sell such loans in the secondary market. The Company obtains forward sale contracts with investors in the secondary market in order to manage these risk positions. Most of the contracts are matched to a specific loan on a "best efforts" basis, in which the Company is obligated to deliver the loan only if the loan closes. The sale contracts are also accounted for as derivatives. Hedge accounting has not been applied to these activities.

The Company's foreign exchange activity involves the purchase and sale of forward foreign exchange contracts, which are commitments to purchase or deliver a specified amount of foreign currency at a specific future date. This activity enables customers involved in international business to hedge their exposure to foreign currency exchange rate fluctuations. The Company minimizes its related exposure arising from these customer transactions with offsetting contracts for the same currency and time frame. In addition, the Company uses foreign exchange contracts, to a limited extent, for trading purposes, including taking proprietary positions. Risk arises from changes in the currency exchange rate and from the potential for counterparty nonperformance. These risks are controlled by adherence to a foreign exchange trading policy which contains control limits on currency amounts, open positions, maturities and losses, and procedures for approvals, record-keeping, monitoring and reporting. Hedge accounting has not been applied to these foreign exchange activities.

Credit risk participation agreements arise when the Company contracts with other financial institutions, as a guarantor or beneficiary, to share credit risk associated with certain interest rate swaps. The

Company's risks and responsibilities as guarantor are further discussed in Note 19 on Commitments, Contingencies and Guarantees.

The Company's interest rate risk management strategy includes the ability to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin and cash flows. Interest rate swaps are used on a limited basis as part of this strategy. At December 31, 2010, the Company had entered into three interest rate swaps with a notional amount of $15.7 million, which are designated as fair value hedges of certain fixed rate loans. Gains and losses on these derivative instruments, as well as the offsetting loss or gain on the hedged loans attributable to the hedged risk, are recognized in current earnings. These gains and losses are reported in interest and fees on loans in the accompanying statements of income. The table below shows gains and losses related to fair value hedges.

	For the Years Ended December 31		
(In thousands)	**2010**	2009	2008
Gain (loss) on interest rate swaps	**$(305)**	$ 573	$(1,035)
Gain (loss) on loans	**291**	(571)	1,029
Amount of hedge ineffectiveness	**$ (14)**	$ 2	$ (6)

The Company's other derivative instruments are accounted for as free-standing derivatives, and changes in their fair value are recorded in current earnings. These instruments include interest rate swap contracts sold to customers who wish to modify their interest rate sensitivity. These swaps are offset by matching contracts purchased by the Company from other financial institutions. Because of the matching terms of the offsetting contracts, in addition to collateral provisions which mitigate the impact of non-performance risk, changes in fair value subsequent to initial recognition have a minimal effect on earnings. The notional amount of these types of swaps at December 31, 2010 was $482.3 million. The Company is party to master netting arrangements with its institutional counterparties; however, the effect of offsetting assets and liabilities under these arrangements is not significant. Collateral, usually in the form of marketable securities, is posted by the counterparty with liability positions, in accordance with contract thresholds.

The Company's interest rate swap arrangements with other financial institutions contain contingent features relating to debt ratings or capitalization levels. Under these provisions, if the Company's debt rating falls below investment grade or if the Company ceases to be "well-capitalized" under risk-based capital guidelines, certain counterparties can require immediate and ongoing collateralization on interest rate swaps in net liability positions, or can require instant settlement of the contracts. The aggregate fair value of interest rate swap contracts with credit risk-related contingent features that were in a liability position on December 31, 2010 was $15.9 million, for which the Company had posted collateral of $15.1 million. Most of these features require contract settlement, which if triggered on December 31, 2010 would have required a cash disbursement of $1.1 million, in addition to collateral posted.

The banking customer counterparties are engaged in a variety of businesses, including real estate, building materials, communications, consumer products, and manufacturing. The manufacturing group is the largest, with a combined notional amount of 20.7% of the total customer swap portfolio. If this group of manufacturing counterparties failed to perform, and if the underlying collateral proved to be of no value, the Company would incur a loss of $2.9 million, based on amounts at December 31, 2010.

The fair values of the Company's derivative instruments are shown in the table below. Information about the valuation methods used to measure fair value is provided in Note 16 on Fair Value Measurements.

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	December 31		Balance Sheet Location	December 31	
(In thousands)		**2010**	2009		**2010**	2009
		Fair Value			Fair Value	
Derivatives designated as hedging instruments:						
Interest rate swaps	Other assets	**$ —**	$ 64	Other liabilities	**$ (1,159)**	$ (918)
Total derivatives designated as hedging instruments		**$ —**	$ 64		**$ (1,159)**	$ (918)
Derivatives not designated as hedging instruments:						
Interest rate swaps	Other assets	**$17,712**	$16,898	Other liabilities	**$(17,799)**	$(16,898)
Interest rate caps	Other assets	**84**	239	Other liabilities	**(84)**	(239)
Credit risk participation agreements	Other assets	**—**	140	Other liabilities	**(130)**	(239)
Foreign exchange contracts	Other assets	**492**	415	Other liabilities	**(359)**	(295)
Mortgage loan commitments	Other assets	**101**	44	Other liabilities	**(30)**	(16)
Mortgage loan forward sale contracts	Other assets	**434**	184	Other liabilities	**(23)**	(5)
Total derivatives not designated as hedging instruments		**$18,823**	$17,920		**$(18,425)**	$(17,692)
Total derivatives		**$18,823**	$17,984		**$(19,584)**	$(18,610)

The effects of derivative instruments on the consolidated statements of income are shown in the table below.

	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		For the Years Ended December 31		
(In thousands)		**2010**	2009	2008
Derivatives in fair value hedging relationships:				
Interest rate swaps	Interest and fees on loans	**$ (305)**	$ 573	$(1,035)
Total		**$ (305)**	$ 573	$(1,035)
Derivatives not designated as hedging instruments:				
Interest rate swaps	Other non-interest income	**$1,202**	$ 360	$ 1,519
Interest rate caps	Other non-interest income	**32**	11	—
Credit risk participation agreements	Other non-interest income	**101**	16	19
Foreign exchange contracts	Other non-interest income	**12**	130	35
Mortgage loan commitments	Loan fees and sales	**43**	(164)	184
Mortgage loan forward sale contracts	Loan fees and sales	**231**	247	(58)
Total		**$1,621**	$ 600	$ 1,699

19. Commitments, Contingencies and Guarantees

The Company leases certain premises and equipment, all of which were classified as operating leases. The rent expense under such arrangements amounted to $6.2 million, $6.3 million and $6.1 million in 2010, 2009 and 2008, respectively. A summary of minimum lease commitments follows:

(In thousands)	Type of Property		
Year Ended December 31	Real Property	Equipment	Total
2011	$ 5,455	$376	$ 5,831
2012	4,602	195	4,797
2013	4,294	69	4,363
2014	3,550	—	3,550
2015	2,630	—	2,630
After	19,694	—	19,694
Total minimum lease payments			**$40,865**

All leases expire prior to 2055. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, the future minimum lease commitments are not expected to be less than the amounts shown for 2011.

The Company engages in various transactions and commitments with off-balance sheet risk in the normal course of business to meet customer financing needs. The Company uses the same credit policies in making the commitments and conditional obligations described below as it does for on-balance sheet instruments. The following table summarizes these commitments at December 31:

(In thousands)	**2010**	2009
Commitments to extend credit:		
Credit card	**$3,395,261**	$3,285,041
Other	**3,977,542**	3,753,526
Standby letters of credit, net of participations	**338,724**	404,144
Commercial letters of credit	**14,258**	21,329

Commitments to extend credit are legally binding agreements to lend to a borrower providing there are no violations of any conditions established in the contract. As many of the commitments are expected to expire without being drawn upon, the total commitment does not necessarily represent future cash requirements. Refer to Note 3 on Loans and Allowance for Loan Losses for further discussion.

Commercial letters of credit act as a means of ensuring payment to a seller upon shipment of goods to a buyer. The majority of commercial letters of credit issued are used to settle payments in international trade. Typically, letters of credit require presentation of documents which describe the commercial transaction, evidence shipment, and transfer title.

The Company, as a provider of financial services, routinely issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the payment or performance obligation of a customer to a third party. While these represent a potential outlay by the Company, a significant amount of the commitments may expire without being drawn upon. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. The letters of credit are subject to the same credit policies, underwriting standards and approval process as loans made by the Company. Most of the standby letters of credit are secured, and in the event of nonperformance by the customer, the Company has rights to the underlying collateral, which could include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities.

At December 31, 2010, the Company had recorded a liability in the amount of $3.4 million, representing the carrying value of the guarantee obligations associated with the standby letters of credit. This amount will be amortized into income over the life of the commitment. Commitments outstanding under these letters of credit, which represent the maximum potential future payments guaranteed by the Company, were $338.7 million at December 31, 2010.

The Company regularly purchases various state tax credits arising from third-party property redevelopment. While most of the tax credits are resold to third parties, some are periodically retained for use by the Company. During 2010, purchases and sales of tax credits amounted to $37.6 million and $43.8 million, respectively. At December 31, 2010, the Company had outstanding purchase commitments totaling $131.5 million. The commitments are expected to be funded in 2011 through 2014.

The Company periodically enters into risk participation agreements (RPAs) as a guarantor to other financial institutions, in order to mitigate those institutions' credit risk associated with interest rate swaps with third parties. The RPA stipulates that, in the event of default by the third party on the interest rate swap, the Company will reimburse a portion of the loss borne by the financial institution. These interest rate swaps are normally collateralized (generally with real property, inventories and equipment) by the third party, which limits the credit risk associated with the Company's RPAs. The third parties usually have other borrowing relationships with the Company. The Company monitors overall borrower collateral, and at December 31, 2010, believes sufficient collateral is available to cover potential swap losses. The RPAs are carried at fair value throughout their term, with all changes in fair value, including those due to a change in the third party's creditworthiness, recorded in current earnings. The terms of the RPAs, which correspond to the terms of the underlying swaps, range from 5 to 10 years. At December 31, 2010, the liability recorded for guarantor RPAs was $130 thousand, and the notional amount of the underlying swaps was $40.7 million.

At December 31, 2010, the Company carried a liability of $4.4 million representing its obligation to share certain estimated litigation costs of Visa, Inc. (Visa). An escrow account has been established by Visa and is being used to fund actual litigation settlements as they occur. The escrow account was funded initially with proceeds from an initial public offering in 2008 and subsequently with contributions by Visa. The Company's indemnification obligation is periodically adjusted to reflect changes in estimates of litigation costs and is reduced as funding occurs in the escrow account. The Company currently anticipates that its proportional share of eventual escrow funding will more than offset its liability related to the Visa litigation.

On April 6, 2010 a suit was filed against Commerce Bank, N.A. (the Bank) in the U.S. District Court for the Western District of Missouri by a customer alleging that overdraft fees relating to debit card transactions have been unfairly assessed by the Bank. The suit seeks class-action status for Bank customers who may have been similarly affected. A second suit alleging the same facts and also seeking class-action status was filed on June 4, 2010 in Missouri state court. As these cases are in a very early stage, a probable outcome is presently not determinable. The Company has other lawsuits pending at December 31, 2010, arising in the normal course of business. In the opinion of management, after consultation with legal counsel, none of these suits will have a significant effect on the financial condition or results of operations of the Company.

20. Related Parties

The Company's Chief Executive Officer and its Vice Chairman are directors of Tower Properties Company (Tower) and, together with members of their immediate families, beneficially own approximately 75% of the outstanding stock of Tower. At December 31, 2010, Tower owned 192,345 shares of Company stock. Tower is primarily engaged in the business of owning, developing, leasing and managing real property.

Payments from the Company and its affiliates to Tower are summarized below. The Company leases several surface parking lots owned by Tower for employee use. Other payments, with the exception of dividend payments, relate to property management services, including construction oversight, on four Company-owned office buildings and related parking garages in downtown Kansas City.

(In thousands)	**2010**	2009	2008
Rent on leased parking lots	**$ 353**	$ 353	$ 501
Leasing agent fees	**3**	14	19
Operation of parking garages	**107**	115	114
Building management fees	**1,769**	1,704	1,525
Property construction management fees	**24**	61	118
Dividends paid on Company stock held by Tower	**172**	167	166
Total	**$2,428**	$2,414	$2,443

Tower has a $13.5 million line of credit with the Bank which is subject to normal credit terms and has a variable interest rate. No loans were outstanding during the past three years under this line of credit. Letters of credit may be collateralized under this line of credit, and fees received for these letters of credit totaled $218 thousand in 2008. From time to time, the Bank extends additional credit to Tower for construction and development projects. No construction loans were outstanding during 2010, 2009 and 2008.

Beginning in 2009, Tower leased office space in the Kansas City bank headquarters building, owned by the Company. Rent paid to the Company totaled $69 thousand in 2010 and $45 thousand in 2009, at $15.50 and $15.25 per square foot, respectively.

Directors of the Company and their beneficial interests have deposit accounts with the Bank and may be provided with cash management and other banking services, including loans, in the ordinary course of business. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated persons, and did not involve more than the normal risk of collectability.

In December 2008 and at various times during 2009, the Company purchased, through market transactions, corporate bonds issued by Enterprise Rent-A-Car Company, whose Chairman and CEO is a director of the Company. The bonds, totaling $12.9 million at book value, were sold in the public market during December 2009.

21. Parent Company Condensed Financial Statements

Following are the condensed financial statements of Commerce Bancshares, Inc. (Parent only) for the periods indicated:

Condensed Balance Sheets

(In thousands)	December 31 2010	2009
Assets		
Investment in consolidated subsidiaries:		
Banks	**$1,797,853**	$1,670,328
Non-banks	**45,143**	43,173
Cash	**55**	52
Securities purchased under agreements to resell	**77,700**	47,525
Investment securities:		
Available for sale	**101,534**	115,157
Non-marketable	**3,664**	3,911
Advances to subsidiaries, net of borrowings	**11,298**	13,797
Income tax benefits	**—**	1,201
Other assets	**11,966**	14,138
Total assets	**$2,049,213**	$1,909,282
Liabilities and stockholders' equity		
Indemnification obligation	**$ 4,432**	$ 8,837
Pension obligation	**5,033**	4,650
Income taxes payable	**2,456**	—
Other liabilities	**15,305**	11,567
Total liabilities	**27,226**	25,054
Stockholders' equity	**2,021,987**	1,884,228
Total liabilities and stockholders' equity	**$2,049,213**	$1,909,282

Condensed Statements of Income

(In thousands)	For the Years Ended December 31 2010	2009	2008
Income			
Dividends received from consolidated subsidiaries:			
Banks	**$105,000**	$ 45,001	$ 75,900
Non-banks	**105**	129	270
Earnings of consolidated subsidiaries, net of dividends	**110,809**	128,536	103,618
Interest and dividends on investment securities	**12,842**	1,406	2,326
Management fees charged subsidiaries	**22,621**	46,613	44,035
Investment securities gains (losses)	**(56)**	1,804	20,857
Other	**2,092**	2,538	642
Total income	**253,413**	226,027	247,648
Expense			
Salaries and employee benefits	**21,293**	39,528	36,586
Professional fees	**2,322**	3,080	2,698
Data processing fees paid to affiliates	**3,180**	11,337	11,677
Indemnification obligation	**(4,405)**	(2,495)	(9,619)
Other	**7,451**	10,941	11,280
Total expense	**29,841**	62,391	52,622
Income tax expense (benefit)	**1,862**	(5,439)	6,371
Net income	**$221,710**	$169,075	$188,655

Condensed Statements of Cash Flows

(In thousands)	For the Years Ended December 31		
	2010	2009	2008
Operating Activities			
Net income	**$ 221,710**	$ 169,075	$ 188,655
Adjustments to reconcile net income to net cash provided by operating activities:			
Earnings of consolidated subsidiaries, net of dividends	**(110,809)**	(128,536)	(103,618)
Other adjustments, net	**(4,787)**	(1,093)	(21,257)
Net cash provided by operating activities	**106,114**	39,446	63,780
Investing Activities			
(Increase) decrease in securities purchased under agreements to resell	**(30,175)**	18,900	(66,425)
Decrease in investment in subsidiaries, net	**101**	353	99
Proceeds from sales of investment securities	**185**	11,812	26,653
Proceeds from maturities/pay downs of investment securities	**26,487**	105,944	73,291
Purchases of investment securities	**(110)**	(195,935)	(13,232)
(Increase) decrease in advances to subsidiaries, net	**2,499**	(9,080)	(20,425)
Net (purchases) sales of equipment	**1,629**	(409)	(127)
Net cash provided by (used in) investing activities	**616**	(68,415)	(166)
Financing Activities			
Purchases of treasury stock	**(40,984)**	(528)	(9,490)
Issuance under open market stock sale program, stock purchase and equity compensation plans	**11,310**	103,641	15,978
Net tax benefit related to equity compensation plans	**1,178**	557	1,928
Cash dividends paid on common stock	**(78,231)**	(74,720)	(72,055)
Net cash provided by (used in) financing activities	**(106,727)**	28,950	(63,639)
Increase (decrease) in cash	**3**	(19)	(25)
Cash at beginning of year	**52**	71	96
Cash at end of year	**$ 55**	$ 52	$ 71

Dividends paid by the Parent to its shareholders were substantially provided from Bank dividends. The Bank may distribute dividends without prior regulatory approval that do not exceed the sum of net income for the current year and retained net income for the preceding two years, subject to maintenance of minimum capital requirements. The Parent charges fees to its subsidiaries for management services provided, which are allocated to the subsidiaries based primarily on total average assets. The Parent makes advances to non-banking subsidiaries and its subsidiary bank holding company. Advances are made to the Parent by its subsidiary bank holding company for investment in temporary liquid securities. Interest on such advances is based on market rates.

For the past several years, the Parent has maintained a $20.0 million line of credit for general corporate purposes with the Bank. The line of credit is secured by marketable investment securities. The Parent did not borrow under this line during 2010 or 2009, while average borrowings were $245 thousand during 2008.

In January 2010, several administrative functions formerly reported by the Parent were transferred to the Bank in order to present a more accurate organizational structure within the Company. Certain employee payrolls and fixed assets were transferred, and various expense allocations relating to these functions, formerly reported by the Parent, declined during the remainder of 2010.

The Parent carries the Visa indemnification obligation, discussed in Note 19, which was $4.4 million at December 31, 2010 compared to $8.8 million at December 31, 2009. The liability is adjusted as covered suits are settled or additional funding is made to Visa's litigation escrow account, which resulted in declines in the liability of $4.4 million in 2010 and $2.5 million during 2009. In 2008, the Parent recorded a gain of $22.2 million on the redemption of Visa Class B stock, which occurred in conjunction with Visa's initial public offering in March 2008.

At December 31, 2010, the fair value of available for sale investment securities held by the Parent consisted of investments of $35.9 million in marketable common stock and $65.7 million in non-agency mortgage-backed securities. The Parent's unrealized net gain in fair value on its investments was $34.2 million at December 31, 2010. The corresponding net of tax unrealized gain included in stockholders' equity was $21.2 million. Also included in stockholders' equity was an unrealized net of tax gain in fair value of investment securities held by subsidiaries, which amounted to $59.1 million at December 31, 2010.

The Parent plans to fund an additional $23.2 million relating to private equity investments over the next several years. The investments are made directly by the Parent and through non-bank subsidiaries.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9a. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The Company's internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which follows.

Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, such controls during the last quarter of the period covered by this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Commerce Bancshares, Inc.:

We have audited Commerce Bancshares, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Commerce Bancshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Kansas City, Missouri
February 25, 2011

Item 9b. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 401, 405 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K regarding executive officers is included at the end of Part I under the caption "Executive Officers of the Registrant" and under the captions "Election of the 2014 Class of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", "Audit Committee", "Audit Committee Report", and "Committee on Governance/Directors" in the definitive proxy statement, which is incorporated herein by reference.

The Company's financial officer code of ethics for the chief executive officer and senior financial officers of the Company is available at www.commercebank.com. Amendments to, and waivers of, the code of ethics are posted on this Web site.

Item 11. EXECUTIVE COMPENSATION

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K regarding executive compensation is included under the captions "Executive Compensation", "Compensation and Human Resources Committee Report", and "Compensation and Human Resources Committee Interlocks and Insider Participation" in the definitive proxy statement, which is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Items 201(d) and 403 of Regulation S-K is covered under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement, which is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is covered under the captions "Election of the 2014 Class of Directors" and "Corporate Governance" in the definitive proxy statement, which is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(c) of Schedule 14A is included under the captions "Pre-approval of Services by the External Auditor" and "Fees Paid to KPMG LLP" in the definitive proxy statement, which is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

(b) The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed in the Index to Exhibits (pages E-1 through E-2).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized this 25th day of February 2011.

COMMERCE BANCSHARES, INC.

By: /s/ JAMES L. SWARTS
James L. Swarts
Vice President and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 25th day of February 2011.

By: /s/ CHARLES G. KIM
Charles G. Kim
Chief Financial Officer

By: /s/ JEFFERY D. ABERDEEN
Jeffery D. Aberdeen
Controller
(Chief Accounting Officer)

David W. Kemper
(Chief Executive Officer)
John R. Capps
Earl H. Devanny, III
W. Thomas Grant, II
James B. Hebenstreit
Jonathan M. Kemper
Terry O. Meek
Benjamin F. Rassieur, III
Todd R. Schnuck
Dan C. Simons
Andrew C. Taylor
Kimberly G. Walker

A majority of the Board of Directors*

* David W. Kemper, Director and Chief Executive Officer, and the other Directors of Registrant listed, executed a power of attorney authorizing James L. Swarts, their attorney-in-fact, to sign this report on their behalf.

By: /s/ JAMES L. SWARTS
James L. Swarts
Attorney-in-Fact

INDEX TO EXHIBITS

3 – Articles of Incorporation and By-Laws:

(a) Restated Articles of Incorporation, as amended, were filed in quarterly report on Form 10-Q dated August 10, 1999, and the same are hereby incorporated by reference.

(b) Restated By-Laws, as amended, were filed in current report on Form 8-K dated February 3, 2011, and the same are hereby incorporated by reference.

4 – Instruments defining the rights of security holders, including indentures:

(a) Pursuant to paragraph (b)(4)(iii) of Item 601 Regulation S-K, Registrant will furnish to the Commission upon request copies of long-term debt instruments.

10 – Material Contracts (Each of the following is a management contract or compensatory plan arrangement):

(a) Commerce Bancshares, Inc. Executive Incentive Compensation Plan amended and restated as of January 1, 2009 was filed in quarterly report on Form 10-Q dated August 7, 2009, and the same is hereby incorporated by reference.

(b) Commerce Bancshares, Inc. 1987 Non-Qualified Stock Option Plan amended and restated as of July 24, 2009 was filed in quarterly report on Form 10-Q dated August 7, 2009, and the same is hereby incorporated by reference.

(c) Commerce Bancshares, Inc. Stock Purchase Plan for Non-Employee Directors amended and restated as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(d) Commerce Bancshares, Inc. 1996 Incentive Stock Option Plan amended and restated as of April 2001 was filed in quarterly report on Form 10-Q dated May 8, 2001, and the same is hereby incorporated by reference.

(e) Commerce Executive Retirement Plan amended and restated as of January 28, 2011.

(f) Commerce Bancshares, Inc. Restricted Stock Plan amended and restated as of July 24, 2009 was filed in quarterly report on Form 10-Q dated August 7, 2009, and the same is hereby incorporated by reference.

(g) Form of Severance Agreement between Commerce Bancshares, Inc. and certain of its executive officers entered into as of October 4, 1996 was filed in quarterly report on Form 10-Q dated November 8, 1996, and the same is hereby incorporated by reference.

(h) Trust Agreement for the Commerce Bancshares, Inc. Executive Incentive Compensation Plan amended and restated as of January 1, 2001 was filed in quarterly report on Form 10-Q dated May 8, 2001, and the same is hereby incorporated by reference.

(i) Commerce Bancshares, Inc. 2011 Compensatory Arrangement with CEO and Named Executive Officers was filed in current report on Form 8-K dated February 3, 2011, and the same is hereby incorporated by reference.

(j) Commerce Bancshares, Inc. 2005 Equity Incentive Plan amended and restated as of July 24, 2009 was filed in quarterly report on Form 10-Q dated August 7, 2009, and the same is hereby incorporated by reference.

(k) Commerce Bancshares, Inc. Notice of Grant of Stock Options and Option Agreement was filed in quarterly report on Form 10-Q dated August 5, 2005, and the same is hereby incorporated by reference.

(l) Commerce Bancshares, Inc. Restricted Stock Award Agreement, pursuant to the Restricted Stock Plan, was filed in quarterly report on Form 10-Q dated August 5, 2005, and the same is hereby incorporated by reference.

(m) Commerce Bancshares, Inc. Stock Appreciation Rights Agreement and Commerce Bancshares, Inc. Restricted Stock Award Agreement, pursuant to the 2005 Equity Incentive Plan, were filed in current report on Form 8-K dated February 23, 2006, and the same are hereby incorporated by reference.

21 – Subsidiaries of the Registrant

23 – Consent of Independent Registered Public Accounting Firm

24 – Power of Attorney

31.1 – Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 – Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32 – Certifications of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 – Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text *

*As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

Exhibit 21

The consolidated subsidiaries of the Registrant at February 1, 2011 were as follows:

Name	Location	State or Other Jurisdiction of Incorporation
CBI-Kansas, Inc.	Kansas City, MO	Kansas
Commerce Bank, National Association	Kansas City, MO	United States
Commerce Brokerage Services, Inc.	Clayton, MO	Missouri
Clayton Holdings, LLC	Kansas City, MO	Missouri
Clayton Financial Corp.	Clayton, MO	Missouri
Clayton Realty Corp.	Clayton, MO	Missouri
Illinois Financial, LLC	Peoria, IL	Delaware
Illinois Realty, LLC	Peoria, IL	Delaware
Commerce Insurance Services, Inc.	Fenton, MO	Missouri
Commerce Investment Advisors, Inc.	Kansas City, MO	Missouri
Commerce Mortgage Corp.	Kansas City, MO	Missouri
CBI Leasing, Inc.	Kansas City, MO	Missouri
Tower Redevelopment Corporation	Kansas City, MO	Missouri
CBI Insurance Company	Kansas City, MO	Arizona
CFB Partners II, LLC	Kansas City, MO	Missouri
CFB Partners, LLC	Clayton, MO	Delaware
CFB Venture Fund I, Inc.	Kansas City, MO	Missouri
CFB Venture Fund, L.P.	Clayton, MO	Delaware
CFB Venture Fund II, L.P.	Kansas City, MO	Missouri
Capital for Business, Inc.	Kansas City, MO	Missouri

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Commerce Bancshares, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 33-28294, No. 33-82692, No. 33-8075, No. 33-78344, No. 33-61499, No. 33-61501 and No. 333-14651, each on Form S-8, No. 333-140221 on Form S-3ASR, and No. 333-140475 on Form S-4 of Commerce Bancshares, Inc. of our reports dated February 25, 2011, with respect to the consolidated balance sheets of Commerce Bancshares, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Commerce Bancshares, Inc.

KPMG LLP

Kansas City, Missouri
February 25, 2011

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned do hereby appoint James L. Swarts and Jeffery D. Aberdeen, or either of them, attorney for the undersigned to sign the Annual Report on Form 10-K of Commerce Bancshares, Inc., for the fiscal year ended December 31, 2010, together with any and all amendments which might be required from time to time with respect thereto, to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, with respect to Commerce Bancshares, Inc., with full power and authority in either of said attorneys to do and perform in the name of and on behalf of the undersigned every act whatsoever necessary or desirable to be done in the premises as fully and to all intents and purposes as the undersigned might or could do in person.

IN WITNESS WHEREOF, the undersigned have executed these presents as of this 28th day of January, 2011.

/s/ JOHN R. CAPPS

/s/ EARL H. DEVANNY, III

/s/ W. THOMAS GRANT, II

/s/ JAMES B. HEBENSTREIT

/s/ DAVID W. KEMPER

/s/ JONATHAN M. KEMPER

/s/ TERRY O. MEEK

/s/ BENJAMIN F. RASSIEUR, III

/s/ TODD R. SCHNUCK

/s/ DAN C. SIMONS

/s/ ANDREW C. TAYLOR

/s/ KIMBERLY G. WALKER

Exhibit 31.1

CERTIFICATION

I, David W. Kemper, certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DAVID W. KEMPER

David W. Kemper
Chairman, President and
Chief Executive Officer

February 25, 2011

Exhibit 31.2

CERTIFICATION

I, Charles G. Kim, certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHARLES G. KIM

Charles G. Kim
Executive Vice President and
Chief Financial Officer

February 25, 2011

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Commerce Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David W. Kemper and Charles G. Kim, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, hereby certify, pursuant to 18 U.S.C. § 1350 as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID W. KEMPER

David W. Kemper
Chief Executive Officer

/s/ CHARLES G. KIM

Charles G. Kim
Chief Financial Officer

February 25, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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CORPORATE HEADQUARTERS
1000 Walnut
P.O. Box 419248
Kansas City, MO 64141-6248
(816) 234-2000
www.commercebank.com

INDEPENDENT ACCOUNTANTS
KPMG LLP
Kansas City, Missouri

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
(800) 952-9245 Hearing Impaired/TDD
www.computershare.com/Investor

STOCK EXCHANGE LISTING
NASDAQ
Symbol: CBSH

COMMON STOCK INFORMATION
The table below sets forth the high and the low prices of actual transactions for the company's common stock, which is publicly traded on the NASDAQ Stock Market.

FISCAL 2010	HIGH	LOW
First Quarter	$39.87	$35.76
Second Quarter	41.16	33.83
Third Quarter	38.42	33.43
Fourth Quarter	40.59	34.35

ANNUAL MEETING
The annual meeting of shareholders will be held Wednesday, April 20, 2011, at 9:30 a.m., in the Kemper Auditorium on the 15th floor of the Commerce Trust Building at 922 Walnut Street, Kansas City, MO 64106.

INVESTOR INQUIRIES
Shareholders, analysts and investors seeking information about the company should direct their inquiries to:

Jeffery D. Aberdeen, Controller
1000 Walnut
P.O. Box 419248
Kansas City, MO 64141-6248
(800) 892-7100
mymoney@commercebank.com

SHAREHOLDERS MAY RECEIVE FUTURE ANNUAL REPORTS AND PROXY MATERIALS OVER THE INTERNET

To take advantage of the opportunity to receive materials electronically, rather than by mail, **individuals who hold stock in their name** may enroll for electronic delivery at Computershare's investor Web site http://www.computershare.com/investor.

- If you have already created a login ID and Password at the above site, just login and follow the prompts to "Enroll in Electronic Delivery."
- If you have not created a login ID and Password on the above site, choose "Create Login." You will need the social security number or tax ID number associated with your Commerce stock account to create the login. After you have created your login, follow the prompts to "Enroll in Electronic Delivery."

Please note:

- Your consent is entirely revocable.
- You can always vote your proxy on the Internet whether or not you elect to receive your materials electronically.

Shareholders who hold their Commerce stock through a bank, broker or other holder of record should refer to the information provided by that entity for instructions on how to elect to view future annual reports and proxy statements over the Internet.

Employee PIP (401K) shareholders who have a company email address and online access, will *automatically* be enrolled to receive the Annual Report, Proxy Statement, and proxy card over the Internet unless they choose to opt out by emailing the Corporate Secretary at james.swarts@commercebank.com.

Designed by Falk Harrison, St. Louis, Missouri

COMMERCE BANCSHARES, INC.

1000 WALNUT
P.O. BOX 419248
KANSAS CITY, MO 64141-6248

Phone: (816) 234-2000
(800) 892-7100
Email: mymoney@commercebank.com
Web site: www.commercebank.com

An Equal Opportunity Employer MK2910